Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127529

PROSPECTUS

OFFER TO EXCHANGE

$110,000,000 12% Senior Notes due 2013 that have been registered under the Securities Act of 1933 for any and all outstanding unregistered 12% Senior Notes due 2013.

We are offering to exchange $110,000,000 in aggregate principal amount of our 12% Senior Notes due 2013, which we refer to as the exchange notes, for any and all outstanding unregistered 12% Senior Notes due 2013, which we refer to as the original notes. We refer to the exchange notes and the original notes that remain outstanding following the exchange offer as the notes. The terms of the exchange notes will be identical in all material respects to the respective terms of the original notes except that the exchange notes will be registered under the Securities Act of 1933 and, therefore, the transfer restrictions applicable to the original notes will not be applicable to the exchange notes.

•	Our offer to exchange original notes for exchange notes will be open until 5:00 p.m., New York City time, on Monday, March 6, 2006, unless we extend the offer.

•	We will exchange all outstanding original notes that are validly tendered and not validly withdrawn prior to the expiration date of the exchange offer. You should carefully review the procedures for tendering the original notes beginning on page 76 of this prospectus.

•	If you fail to tender your original notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	The exchange of original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any national securities exchange or the Nasdaq Stock Market.

•	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal to be used in connection with the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” starting on page 73 of this prospectus.

Investing in the exchange notes involves risks. See “ Risk Factors” beginning on page 17 of this prospectus.

We are not asking you for a proxy in connection with the exchange offer and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 3, 2006.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than that which is contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

Industry and market data included in this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties and, in some cases, are management estimates based on industry and other knowledge. We do not make any representations as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we do not make any representations as to the accuracy of such estimates. We have included industry and market data from the United States Department of Agriculture’s (USDA’s) Baseline Projections to 2014 report, dated February 2005, which we refer to in this prospectus as the “2005 USDA Report.” References in this prospectus to the USDA such as “according to the USDA” refer to information in the 2005 USDA Report and other data published by the USDA.

FORWARD-LOOKING INFORMATION—SAFE HARBOR STATEMENT

All statements other than statements of historical facts or current facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

We urge you to review carefully the section “Risk Factors” beginning on page 17 of this prospectus for a more complete discussion of the risks of investing in the notes. All subsequent written and oral forward-looking statements attributable to us, or persons acting on any of our behalf, are expressly qualified in their entirety by the cautionary statements.

ADDITIONAL INFORMATION

We are obligated by the indenture governing the notes to file annual, quarterly and current reports and other information with the SEC. See “Available Information.” You may request a copy of these documents at no cost by writing or calling us at The GSI Group, Inc., 1004 E. Illinois Street, Assumption, Illinois 62510, Attention: Vice President of Finance, Phone: (217) 226-4421. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

SUMMARY

The following summary contains basic information about this offering. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included in this prospectus. You should carefully consider the information contained in the entire prospectus, including the information set forth under the heading “Risk Factors” in this prospectus. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-looking Information — Safe Harbor Statement.”

In this prospectus, “GSI,” “The GSI Group,” “the Company,” “we,” “us,” and “our” refer to The GSI Group, Inc. and its consolidated subsidiaries, except as otherwise indicated.

The Company

We are a major worldwide manufacturer of agricultural equipment. We believe that we are the largest global manufacturer of both (i) grain storage bins and related conditioning and handling systems and (ii) swine feed storage and delivery, ventilation and confinement systems. We are also one of the largest global providers of equipment to the poultry producing industry, providing feed storage and delivery, watering, ventilation and nesting systems. We market our agricultural equipment primarily under our GSI®, DMC™, FFI™, Zimmerman™, AP™ and Cumberland® brand names in approximately 75 countries through a network of over 2,500 independent dealers, with whom we generally have long-term relationships. Our leading market position in the industry reflects both the strong, long-term relationships we have developed with our customers as well as the breadth, quality and reliability of our products. For the fiscal year ended December 31, 2004, as restated, we generated sales of $288.1 million. For the three and the nine months ended September 30, 2005, we generated sales of $107.7 million and $270.5 million, respectively.

The following table summarizes the key attributes of each of our product lines:

	Grain Product Line	Swine Product Line	Poultry Product Line
2004 Sales(1)	$177.6 million (62% of total sales)	$46.8 million (16% of total sales)	$64.3 million (22% of total sales)
Q3 2005 Sales	$64.1 million (59% of total sales)	$20.2 million (19% of total sales)	$23.4 million (22% of total sales)
Nine Months 2005 Sales	$160.3 million (59% of total sales)	$50.4 million (19% of total sales)	$59.8 million (22% of total sales)
• Product Categories - Product Classes	• Grain Storage Bins • Grain Conditioning Equipment - Fans - Heaters - Dryers • Grain Handling Equipment - Elevators - Conveyors - Augers

•   Feed Storage and Delivery Systems

-   Augers

-   Storage Tanks

-   Dispensers

•   Ventilation Systems

-   Fans

-   Heaters

-   Cooling Systems

•   Confinement Systems and Other

-   Slated Flooring

-   Water Devices

-   Environmental Monitors

•   Feed Storage and Delivery Systems

-   Feed Storage Bins

-   Conveyance Systems

-   HI-LO® Pan Feeder

•   Watering Systems

•   Ventilation Systems

-   Fans

-   Evaporative Cooling Systems

-   Heating Systems

-   Automated Controls

•   Nesting Systems

• Select Brands	• GSI® • DMC™ • FFI™ • Zimmerman™	• AP™ • Airstream®	• Cumberland® • Airstream®
• Distribution Network	• Approximately 2,000 Dealers	• Approximately 350 Dealers	• Approximately 150 Dealers

(1)	Includes sales from discontinued operations of $0.6 million.

Through our distribution network of independent dealers, we market and sell a broad range of fully integrated grain storage, conditioning and handling products to farm operators and commercial businesses, such as the Archer-Daniels-Midland Company and Cargill, Inc. The end users of our equipment operate grain farms, feed mills, grain elevators, port storage facilities and commercial grain processing facilities. We believe that our grain storage, conditioning and handling equipment is superior to that of our principal competitors based on strength, durability, reliability, design efficiency and breadth of product offering.

We market and sell our feeding and ventilation systems to swine and poultry growers, who purchase equipment through our distribution network of independent dealers. We also market our products to large integrators, such as Pilgrim’s Pride Corporation, Tyson Foods, Inc. and Smithfield Foods, Inc., who purchase swine and poultry from growers pursuant to contracts that specify which particular agricultural equipment is used in the growing process. We believe that our swine and poultry systems are the most effective in the industry in minimizing the feed-to-meat ratio, a key measure of operational efficiency. We also believe that our swine and poultry systems are superior to those of our principal competitors due to our proprietary, patented designs and our broad range of fully integrated products and systems.

On April 6, 2005, our stockholders entered into an agreement to sell all of the issued and outstanding shares of our common stock to GSI Holdings Corp. (“GSI Holdings”). On May 16, 2005, that transaction closed, concurrently with the closing of the offering for the original notes. The exchange offer is being consummated to satisfy our obligations under the registration rights agreement that we entered into when the original notes were sold in transactions exempt from the registration requirements of the Securities Act.

Competitive Strengths

We believe that our competitive strengths include the following:

•	Leading Market Positions. We believe that we are the largest global manufacturer of both (i) grain storage bins and related conditioning and handling systems and (ii) swine feed storage and delivery, ventilation and confinement systems. We are also one of the largest global manufacturers of equipment for the poultry producing industry, providing feed storage and delivery, watering, ventilation and nesting systems. We believe that we have achieved our leading market positions due to the breadth, quality and reliability of our products, our commitment to customer service and the effectiveness of our distribution network of independent dealers.

•	Provider of Fully Integrated Systems with Strong Brand Name Recognition. We offer a broad range of integrated products and systems that permits customers to purchase all of their grain, swine and poultry production equipment needs through our distribution network of independent dealers. Through our manufacturing expertise and experience, our GSI®, DMC™, FFI™, Zimmerman™, AP™ and Cumberland® brand names have achieved strong recognition in our markets. We design our fully integrated systems to help our end-user customers achieve operational efficiencies and maximize operating results by lowering their total production costs and enhancing their productivity. We also believe that our dealers benefit from purchasing fully integrated systems due to our strong after-market support for our end-user customers, lower administrative and shipping costs and the efficiencies our dealers gain from dealing with a single supplier.

•

Effective Global Distribution Network.    We believe that we have developed a highly effective global distribution network consisting of over 2,500 independent dealers that market our products in approximately 75 countries. To ensure a high level of customer service, we carefully select and train our dealers. This approach to dealer selection and training has helped us to maintain a very low turnover rate within our dealer network, thereby providing our end-user customers with consistent and stable equipment and system supply. As a result, over the last three fiscal years, no domestic dealer representing sales to us in excess of $1 million per year has discontinued sales of any of our principal products in favor of those of a competitor. Our distribution network is also the principal supplier of repair parts to the end users of our products, which enables us to maintain strong ongoing relationships with our end-user customers and dealers. These relationships often result in long-term brand loyalty to our products on the part of end-user customers and create a steady base of recurring revenues for us.

•	Highly Diversified Revenue Base. We are well diversified by product line, geography and customer base. We sell our products to customers in approximately 75 countries through a network of over 2,500 independent dealers. In each of the last three fiscal years, no single customer or product class represented more than 10% of our sales.

•	Strong Cash Flow Characteristics. We believe that the combination of our relatively low maintenance capital expenditure requirements and the tax benefit created by the making of a section 338(h)(10) election in connection with the acquisition will enable us to utilize a higher proportion of our operating profits for debt service and investments in growth than would otherwise be the case. For our past two fiscal years, capital expenditures averaged $4.0 million each year, or 1.5% of sales.

•	Experienced Management Team. We are currently led by a management team with significant experience in the agricultural equipment industry. Our executive management team has an average of 24 years of industry experience, which we believe has helped us to establish strong, credible customer relationships and identify and respond quickly to market opportunities. In addition, following the closing of the acquisition, we added to our management team a Chairman and a Chief Executive Officer with significant senior management experience in capital goods manufacturing companies, and an Interim Chief Financial Officer. In October 2005, certain members of our senior management team and certain other individual investors purchased approximately 10% of the outstanding shares of GSI Holdings’ common stock at the same price per share paid to our selling stockholders in the acquisition.

Business Strategy

We are a major provider of agricultural equipment, and our objective is to continue to pursue profitable growth in our markets. Our business strategy includes the following principal elements:

•

Capitalize on Favorable Market Conditions and Trends.    We intend to capitalize on the strong conditions and attractive market trends that exist in our industry. According to the USDA, from 2003 to 2004 U.S. net farm income increased 24% to $74 billion. We believe this increase will lead to increased domestic demand for our equipment in 2005. In addition, we believe there are several other trends that are driving demand for our grain equipment. As described in more detail below under “—Industry Overview,” these trends include (i) conversion of domestic cropland from soybeans to corn which continues to result in an increase in the aggregate volume of bushels produced, (ii) growth in demand for corn driven primarily by an increase in ethanol production in the United States, (iii) growth in genetically modified grains, which have greater storage and handling needs, (iv) continued increases in domestic corn yields and (v) continuing consolidation of the grain farm sector and the resulting increase in large scale on-farm grain storage. Demand for our products is also being driven by producers’ increasing focus on the efficiency of their agricultural equipment and by the increased presence of protein (for example, poultry and pork) in the diets of consumers.

•	Leverage Extensive Global Distribution Network. We have developed a highly effective and established global distribution network that provides barriers to entry for competing products and services, and we intend to continue to use our distribution network and strong brand names to deepen our relationships with existing customers as well as to attract new customers. Part of this strategy involves using our distribution network to introduce new products into the market. For example, in 1998 we used our distribution network to introduce our grain handling equipment, including the Grain King™ line of auger products for the movement of grain, which equipment accounted for approximately $30.0 million of our 2004 sales.

•	Capitalize on Growth in International Markets. We believe that we have leading positions in key international growth markets for grain and livestock equipment, such as Brazil, China and Eastern Europe. We intend to continue to leverage our worldwide brand name recognition, leading market positions and international distribution network to capture the growing demand for our products that exists in the international marketplace. We also believe that the economic growth occurring in our international markets will result in consumers devoting larger portions of their income to improved and higher-protein diets, stimulating demand for poultry and pork and, in turn, our products.

•	Continue Development of Proprietary Product Innovations. Our research and development efforts focus on the development of new and technologically advanced products to respond to customer demands, changes in the marketplace and new technology. We work closely with our customers and utilize our existing technology to improve our existing products and develop new value-added products. For example, our HI-LO® pan feeder has the unique ability to adjust from floor feeding to regulated feed levels, thereby minimizing the feed-to-meat ratio and increasing growers’ efficiency. We intend to continue to actively develop product improvements and innovations to more effectively serve our customers.

•	Focus on Improving Profitability and Cash Flow Generation. In 2002, we began to implement a lean manufacturing initiative, which was primarily responsible for reducing our labor expense as a percentage of sales between 2002 and 2004. We believe that significant opportunities exist to continue to enhance our profitability and capital efficiency by further applying lean techniques to our manufacturing operations.

Industry Overview

The industry in which we operate is characterized both domestically and internationally by a few large companies with broad product offerings, such as GSI, CTB, Inc., a Berkshire Hathaway company, and Big Dutchman International GmbH, and numerous small manufacturers of single product lines. Competition is based on product value, reputation, quality, design and price as well as customer service. We believe that our leading brand names, diversified high-quality product lines and strong distribution network enable us to compete effectively.

Demand for agricultural equipment is driven by the overall level of grain, swine and poultry production, the level of net farm income, agricultural real estate values and producers’ increasing focus on improving productivity. The USDA projects U.S. net farm income to average $61 billion per year over the next 10 years as compared to an average of $48 billion per year in the 1990s.

Demand for grain equipment is increasing, due in large part to the following factors:

•	Conversion of Domestic Cropland from Soybeans to Corn. U.S. farmers are increasingly converting cropland to corn production due to expanded applications for corn and the increased relative profitability of corn production as compared to soybean production. According to the USDA, 2004 corn yields averaged 160 bushels per acre, compared to an average yield of 43 bushels per acre of soybeans. In addition, the harvesting, processing and distribution of corn is more equipment intensive than that of soybeans, due principally to the greater conditioning needs of corn. These factors are driving demand for additional infrastructure for grain storage, conditioning and handling.

•	Increase in Domestic Ethanol Production. Ethanol, produced from corn, is used as an additive to gasoline. According to the USDA, corn used in ethanol production grew at a compound annual growth rate of 14% from 1997 to 2004. Approximately 12% of 2004 domestic corn production was devoted to the production of ethanol. The USDA projects that demand for ethanol will continue to increase due to, among other factors, continued strong petroleum prices and regulatory bans on methyl tertiary butyl ether (MTBE) as an alternative fuel oxygenate.

•	Proliferation of Genetically Modified Organisms (“GMOs”). GMO acceptance among consumers has been growing, as has the breadth of GMO offerings. In order to ensure traceability, genetically modified grains must be separated during storage, transfer and conditioning, which requires that farmers and processors maintain multiple storage units and related conditioning and handling equipment.

•	Long-term Increases in Corn Yields. The increase in grain production attributable to advancements in seed and fertilizer engineering requires additional storage and other equipment to keep pace with production. According to the USDA, from 1984 to 2004, domestic corn production increased from 107 bushels per acre to 160 bushels per acre, which we believe resulted, in part, from these engineering changes and other technological advancements.

•	Consolidation of Grain Farm Production. According to the USDA, the percentage of total cropland acreage managed by farms with more than $1 million in annual revenue is projected to increase from 12% in 2004 to 26% in 2010. Larger grain farms are more likely to invest in large on-farm storage facilities due to their ability to afford greater capital goods purchases and their need for greater scale economies.

Our sales of swine and poultry equipment historically have been affected by the level of construction of new facilities undertaken by swine and poultry producers, which is affected by feed prices, environmental regulations and domestic and international demand for pork and poultry. Increases in feed and grain prices, which historically have supported sales of our grain equipment and systems, have also historically resulted in a decline in sales of feeding, watering and ventilation systems to swine and poultry producers. Demand for our swine and poultry equipment is also impacted by changes in consumers’ dietary habits, as consumers in the U.S. increase their consumption of poultry and pork and as consumers in developing countries devote larger portions of their income to improved and higher protein-based diets.

Recent Developments

The Restatements.    As described in our Current Report on Form 8-K filed with the SEC on July 12, 2005, after the closing of the Acquisition as described below, the Board of Directors and management (including our Chairman and interim CFO) became aware of information indicating possible errors in previously issued financial statements and commenced a review of certain of the Company’s accounting policies and practices, including among other things accounting policies and practices relating to the capitalization of overhead into inventory and reserves for slow moving and obsolete inventory. Based on the preliminary results of this review, on July 8, 2005, we, in consultation with our independent auditors, BKD, LLP, determined that our previously issued financial statements for the years ended December 31, 2004, 2003, and 2002 (and the quarterly periods included therein) and the quarter ended April 1, 2005 may have contained certain errors, some or all of which may be material to our previously reported financial results, and that certain adjustments were likely to be required to correct such errors. Accordingly, we warned that the financial statements referred to in the preceding sentence should not be relied upon until such time as we are able to quantify such errors and ascertain those matters, if any, as to which a restatement of our financial statements might be needed.

As described in our Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the SEC on August 12, 2005, which is incorporated herein by reference, we, in consultation with our independent auditors, BKD, LLP, subsequently determined that it is necessary to make the restatements mentioned above to correct for historical errors in inventory accounting. The identified errors relate to three separate issues:

1) capitalization rates of overhead expense in inventory, which were inconsistent with actual spending;

2) the capitalization of warranty and R&D costs in inventory, which management believes should be expensed in their entirety; and

3) improper application of our policy for establishing reserves for slow moving inventory, which resulted in inadequate historical reserve levels.

We have therefore restated our consolidated financial statements as of December 31, 2004, 2003, 2002, 2001 and 2000 and made related changes to Item 6 — Selected Financial Data and Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations. The restatements of our consolidated financial statements as of December 31, 2003 and 2002 are in addition to the restatement of those financial statements set forth in Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, which was filed on April 26, 2005. Also on August 12, 2005, we filed Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarterly period ended April 1, 2005, which contains restatements of our unaudited condensed consolidated financial statements as of April 1, 2005 and April 2, 2004, and related changes.

Management.    Promptly following the closing of the Acquisition, described below, we retained an Interim Chief Executive Officer, William Branch, whereupon Russell Mello, who had previously served as our Chief Financial Officer and had been elected as our Chief Executive Officer in July 2004, resumed his former position as our Chief Financial Officer. At that same time, Mr. Branch, Michael Choe, Kim Davis and Andrew Janower were elected as our directors, replacing Mr. Sloan and Cathy Sloan, who resigned as directors in connection with the Acquisition. Mr. Branch was elected as Chairman. Mr. Mello subsequently left the Company and was replaced by Interim Chief Financial Officer, Randall Paulfus in July 2005. In August 2005, Richard M. Christman was appointed Chief Executive Officer, replacing Mr. Branch, who resigned as President and Chief Executive Officer. Mr. Christman was also elected as a director at that time. Mr. Branch remains as Chairman. Effective January 30, 2006, Mr. Paulfus has resigned as Interim Chief Financial Officer. The Company has appointed Robert E. Girardin to serve as Interim Chief Financial Officer, effective January 30, 2006.

The Acquisition.    On April 6, 2005, all of our stockholders entered into a stock purchase agreement with GSI Holdings pursuant to which GSI Holdings purchased for cash all of the issued and outstanding shares of our common stock. Upon the closing of that stock purchase, we became a direct, wholly owned subsidiary of GSI Holdings. The transactions pursuant to the Stock Purchase Agreement are collectively referred to in this prospectus as the “Acquisition.” On May 16, 2005, the closing of the Acquisition occurred concurrently with the closing of the offering for the original notes. In October 2005, certain members of our senior management team and certain other individual investors purchased approximately 10% of the outstanding shares of GSI Holdings’ common stock at the same price per share paid to our selling stockholders by GSI Holdings in the Acquisition.

Immediately following the closing, we converted from a subchapter “S” corporation to a subchapter “C” corporation, which means that we became a taxable entity for federal and state income tax purposes. For the portion of our 2005 fiscal year preceding the closing date, we made tax distributions to our selling stockholders at the closing in an amount sufficient to allow them to pay income taxes relating to such period.

The Financing Transactions.    In connection with the closing of the Acquisition on May 16, 2005, we entered into the following financing transactions, which are collectively referred to in this prospectus as the “Financing Transactions,” each of which occurred prior to or concurrently with the closing of the Acquisition:

•	the closing of the issuance of the original notes;

•	the closing of our refinanced senior secured credit facility, which we refer to as the “refinanced credit facility” in this prospectus, consisting of a $60.0 million revolving credit facility. Approximately $29.5 million was drawn on the revolving credit facility on the closing date, with additional availability of approximately $20 million under the revolving credit facility on the closing date;

•	the call for redemption of all of our existing 10 1/4% senior subordinated notes due 2007, the deposit of all amounts necessary to redeem those notes with the trustee, and the subsequent retirement of all of those notes upon completion of the redemption;

•	the repayment in full of all amounts outstanding under our existing credit facility;

•	the repayment in full of all amounts outstanding under loans made to us by Craig Sloan, our founder and selling majority stockholder; and

•	the cash equity contribution to GSI Holdings by our equity sponsor (a small amount of which was made by nonaffiliated funds) of $56.3 million, of which approximately $34.9 million was paid to our selling stockholders, and approximately $15.3 million was contributed to our common equity (after certain expenses and other amounts).

Our Equity Sponsor

Charlesbank Capital Partners LLC (“Charlesbank”) is a leading private equity firm with over $1.5 billion of capital under management and offices in Boston and New York. Originally managing an investment portfolio solely for Harvard University, the firm broadened its investor base in 2000 to include other institutional clients and is currently investing its fifth fund. Charlesbank manages private equity investments across a wide range of industries. The firm’s principals have broad experience investing in agribusiness, distribution and manufacturing companies, such as Aurora Organic Dairy, Bell Sports and Wabtec.

Information about The GSI Group, Inc.

We were incorporated in Delaware on April 30, 1964. Our principal executive office is located at 1004 East Illinois Street, Assumption, Illinois 62510, and our telephone number is (217) 226-4421.

Information about GSI Holdings Corp.

GSI Holdings Corp. was incorporated in Delaware on April 1, 2005. Its principal executive office is located at 1004 East Illinois Street, Assumption, Illinois 62510 and telephone number is (217) 226-4421.

Summary Terms of the Exchange Offer

On May 16, 2005, we completed an offering of $110,000,000 in aggregate principal amount of original notes. That offering was exempt from the registration requirements of the Securities Act. In connection with that offering, we entered into a registration rights agreement with the initial purchaser of the original notes in which we agreed, among other things, to deliver this prospectus to you and to use our commercially reasonable efforts to complete the exchange offer.

Exchange Offer

We are offering to exchange up to $110,000,000 in aggregate principal amount of 12% Senior Notes due 2013, which have been registered under the Securities Act, for an equal aggregate principal amount of our outstanding 12% Senior Notes due 2013, to satisfy our obligations under the registration rights agreement that we entered into when the original notes were sold in transactions exempt from the registration requirements of the Securities Act.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 6, 2006, unless extended.

Withdrawal; Non-Acceptance

You may withdraw any original notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on March 6, 2006. If we decide for any reason not to accept any original notes tendered for exchange, the original notes will be returned to the registered holders at our expense promptly after the expiration or termination of the exchange offer. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted original notes will be credited to the tendering holder’s account at The Depository Trust Company.

For further information regarding the withdrawal of tendered original notes, see “The Exchange Offer—Terms of the Exchange Offer;” “—Expiration Date; Extension; Termination; Amendment” and “—Withdrawal Rights.”

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer.

Procedures for Tendering Original Notes	If you wish to participate in the exchange offer, you must either:

•	complete, sign and date an original or faxed letter of transmittal in accordance with the instructions in the letter of transmittal accompanying this prospectus; or

•	arrange for The Depository Trust Company to transmit required information to the exchange agent in connection with a book-entry transfer.

Then you must mail, fax or deliver all required documentation to U.S. Bank National Association, which is acting as the exchange agent for the exchange offer. The exchange agent’s address appears on the letter of transmittal. By tendering your original notes in either of these manners, you will represent to and agree with us that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not engaged in, and you do not intend to engage in, the distribution (within the meaning of the federal securities laws) of the exchange notes in violation of the provisions of the Securities Act;

•	you have no arrangement or understanding with anyone to participate in a distribution of the exchange notes; and

•	you are not an “affiliate,” within the meaning of Rule 405 under the Securities Act, of the Company.

See “The Exchange Offer—Procedures for Tendering Original Notes” and “The Depository Trust Company Book-Entry Transfer.”

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of original notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your original notes, you should contact your intermediary entity promptly and instruct it to tender the exchange notes on your behalf.

Guaranteed Delivery Procedures	If you desire to tender original notes in the exchange offer and:

•	the original notes are not immediately available;

•	time will not permit delivery of the original notes and all required documents to the exchange agent on or prior to the expiration date; or

•	the procedures for book-entry transfer cannot be completed on a timely basis;

you may nevertheless tender the original notes, provided that you comply with all of the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Resales of Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that you can resell and transfer your exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if you can make the representations that appear above under the heading “—Procedures for Tendering Original Notes.”

We cannot guarantee that the SEC or its staff would make a similar decision about the exchange offer. If our belief is wrong, or if you cannot truthfully make the representations appearing above, and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We are not indemnifying you against this liability.

Accrued Interest on the Exchange Notes and the Original Notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the corresponding series of original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes on the next succeeding interest payment date on the exchange notes. No payment will be made in respect of accrued and unpaid interest on the original notes at the date we consummate the exchange offer.

Certain United States Federal Tax Considerations

The exchange of original notes for exchange notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption “Material United States Federal Tax Considerations.”

Consequences of Failure to Exchange Original Notes

All untendered original notes will remain subject to the restrictions on transfer provided for in the original notes and in the indenture. Generally, the original notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities and may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the original notes under the Securities Act.

Because we anticipate that most holders of the original notes will elect to exchange their original notes, we expect that the liquidity of the markets, if any, for any original notes remaining after the completion of the exchange offer will be substantially limited.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all registration and other expenses incidental to the exchange offer.

Summary Terms of the Exchange Notes

Issuer	The GSI Group, Inc.

Notes Offered	$110.0 million in aggregate principal amount of 12% Senior Notes due 2013.

Maturity Date	May 15, 2013.

Interest Payment Dates	May 15 and November 15, commencing on November 15, 2005.

Guarantees

Our obligations with respect to the notes will be fully and unconditionally guaranteed by GSI Holdings and all of our domestic material subsidiaries. None of our domestic subsidiaries are currently material subsidiaries. Our foreign subsidiaries will not guarantee the notes. Our non-guarantor subsidiaries generated 17.0% of our consolidated revenues in the twelve-month period ended September 30, 2005 and held 17.5% of our consolidated assets as of September 30, 2005.

Ranking	The notes and the guarantees are unsecured senior obligations. Accordingly, they will be:

•	senior in right of payment to all of our and the guarantor’s existing and future subordinated indebtedness;

•	equal in right of payment with all of our and the guarantor’s existing and future senior indebtedness; and

•	effectively subordinated to all obligations of our non-guarantor subsidiaries.

However, the notes and the guarantees will be effectively subordinated to all of our and the guarantor’s secured indebtedness (including borrowings under our refinanced credit facility, which will be secured by substantially all of our assets), to the extent of the collateral securing such indebtedness.

As of September 30, 2005, there was approximately $117.5 million principal amount of senior indebtedness outstanding and approximately $47.9 million available for additional borrowing under our refinanced credit facility subject to borrowing base limitations. As of September 30, 2005, our non-guarantor subsidiaries had aggregate indebtedness of $0.3 million.

Optional Redemption

On or after May 15, 2009, we may redeem some or all of the notes at the redemption prices set forth under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Prior to May 15, 2008, we may redeem up to 35% of the notes issued under the indenture at a redemption price of 112% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the notes originally issued under the indenture remains outstanding after the redemption.

Offer to Purchase

If we experience a change of control, or we or any of our restricted subsidiaries sell certain assets, we may be required to offer to purchase the notes at the prices set forth under “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control” and “—Asset Sales.”

Covenants

We will issue the exchange notes under the same indenture that governs the original notes. The indenture is between us and the trustee. The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or distributions on our capital stock or purchase, redeem or retire our capital stock;

•	issue or sell stock of subsidiaries;

•	make certain investments;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets

Each of these covenants is subject to a number of important limitations and exceptions. See “Description of Exchange Notes—Certain Covenants.”

Exchange Offer; Registration Rights	In connection with the issuance of the original notes, we and the guarantor entered into the registration rights agreement with the initial purchaser in which we agreed to:

•	file with the SEC the registration statement of which this prospectus is a part within 90 days after the issue date of the notes and guarantees, enabling holders of the original notes and guarantees to exchange the original notes and guarantees for the exchange notes and guarantees;

•	use all commercially reasonable efforts to cause the registration statement to become effective within 180 days after the issuance date of the original notes and to consummate the exchange offer within 30 business days thereafter; and

•	file a shelf registration statement for the resale of the original notes if we cannot effect an exchange offer within the time period listed above and in certain other circumstances.

If we do not comply with these registration obligations, we will be required to pay liquidated damages to holders of the original notes under certain circumstances. See “Description of Exchange Notes—Registration Rights; Liquidated Damages.”

No Public Market; PORTALSM Listing

The exchange notes will be new securities for which there currently is no market. Although the initial purchaser of the original notes informed us at the time of issuance of the original notes that they intended to make a market in the original notes, they made no such undertaking with respect to the exchange notes and, with respect to the original notes, they are not obligated to make such a market and they may discontinue any such market-making that they may elect to undertake at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained. The original notes are eligible for trading on the PORTALSM Market.

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. See “Use of Proceeds.”

Risk Factors

Investing in the notes involves a number of material risks. See “Risk Factors” for a discussion of certain risks you should consider in connection with an investment in the notes, including factors affecting forward-looking statements.

Summary Pro Forma Consolidated Financial Data

The following table sets forth our summary pro forma consolidated financial data for the year ended December 31, 2004 and nine months ended September 30, 2005 to give effect to the Acquisition and the Financing Transactions as if they had been consummated on January 1, 2004. The summary pro forma consolidated financial data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. You should read the following summary pro forma consolidated financial data in conjunction with the information under “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

As discussed in our audited consolidated financial statements included in this prospectus, certain historical information in our audited consolidated financial statements and our unaudited condensed consolidated financial statements has been restated. You should read note 18 to our audited consolidated financial statements beginning on page F-24 as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about these restatements. The summary pro forma consolidated financial data presented in the table below reflects these restatements.

Prior to the Acquisition, we operated as a subchapter “S” corporation. Accordingly, we had not been subject to federal income taxation prior to the Acquisition, and no provision for federal income taxes has been included for such periods. Immediately following the closing of the Acquisition, however, we converted to a subchapter “C” corporation and became a taxable entity subject to federal income taxation for all periods thereafter.

	(Unaudited)	(Unaudited)
	Pro Forma Year Ended December 31, 2004	Pro Forma Nine Months September 30, 2005
Statement of Operations Data:
(In thousands)
Sales	$288,131	$270,536
Cost of sales	222,565	201,400

Gross profit	65,566	69,136
Selling, general and administrative expenses	36,712	45,982
FarmPro loss	7,152	—
Amortization expense	7,700	3,158

Total operating expenses	51,564	49,140

Operating income	14,002	19,996
Other income (expense):
Interest expense	(15,298)	(11,474)
Interest income	446	333
(Loss) gain on sale of fixed assets	(452)	110
Foreign currency transaction (loss) gain	(146)	488
Other, net gain (loss)	62	145

Income (loss) before income taxes and minority interest	(1,386)	9,598
Minority interest in net income (loss) from subsidiary	(92)	(279)
Income tax provision (benefit)	(582)	4,031

Income (loss) from continuing operations	(896)	5,288
Discontinued operations:
Gain from sale of discontinued operations	118	—
Gain (loss) from discontinued operations, net of income taxes	(93)	—

Net income (loss)	$(871)	$5,288

RISK FACTORS

Your investment in the notes involves certain risks. You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before you decide whether to exchange the original notes for the exchange notes offered pursuant to this prospectus. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you could lose all or part of your original investment.

Risks Related to Our Business

The cyclicality of the agricultural industry could cause a decline in our financial condition and results of operations.

Sales of our products are related to the health of the agricultural industry, which is affected by farm income and debt levels, farm land values and farm cash receipts, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Historically, the agricultural industry has been cyclical and subject to a variety of general economic, governmental and regulatory factors as well as weather conditions. Regulatory and business trends in the agricultural industry may also affect sales of products for use in the agricultural industry. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can also affect buying decisions within the agricultural industry. Downturns in the agricultural industry due to these and other factors are likely to decrease the sales of our products, which could adversely affect our growth, financial condition and results of operations.

We face significant competition from other companies in our industry.

The market for our products is competitive. We compete with a variety of domestic and international manufacturers and suppliers. While we believe that CTB, Inc. is our only competitor that offers products across most of our product lines, in each of our product lines we compete with numerous companies, including, for example, Big Dutchman International GmbH in the sale of poultry and swine production equipment. Consolidation in the agricultural industry has also intensified competition. Competition is based on product value, reputation, quality, design and price, as well as the customer service provided by dealers and manufacturers. Although we believe that we are competitive in all of these categories, we cannot assure you that we will be able to remain competitive in general or in any particular area of our business. To the extent that our competitors provide more innovative and/or higher-quality products, better-designed products, better pricing or offer better customer service through their dealers, then our ability to compete could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Independent dealers who market, sell and install our products may also market, sell and install competing product lines. To the extent that our independent dealers no longer actively market our products or focus their marketing efforts on products from our competitors, our business, financial condition and results could be adversely affected.

We experience quarterly fluctuations in our sales.

Our quarterly operating results fluctuate primarily because of seasonality. Sales of agricultural equipment are seasonal, with farmers traditionally purchasing grain storage bins in the summer and fall in connection with the harvesting season, and poultry and swine producers purchasing equipment during prime construction periods in the spring, summer and fall. Our sales have historically been lower during the first and fourth fiscal quarters as compared to the second and third fiscal quarters. In 2004, we generated approximately 27.6% and 31.1% of our consolidated sales in the second and third fiscal quarters, respectively.

We recently restated certain information in our consolidated financial statements for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the quarter ended April 1, 2005.

We recently restated certain information in our consolidated financial statements for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the quarter ended April 1, 2005 because of errors we believed to exist in those financial statements due to weaknesses in our internal controls. In April 2005 we restated our financial statements to include all inventory charges associated with our DMC subsidiary, whose facilities were consolidated with our own in 2002. We had erroneously assigned the write-down of approximately $6.5 million in overstated inventory from DMC to our cost of sales in 2003 and 2004, when such inventory write-down should have been taken entirely in 2002. In addition to reallocating the cost of inventory associated with DMC, we also recorded charges in connection with our shift from a premium-based stop-loss workers’ compensation insurance policy to a self-insured policy in 2001, 2002 and 2003 and increased our compensation expense during each of those years to reflect the estimated fair market value of non-voting shares of our common stock held by certain of our employees and the accrual of our chief executive officer’s salary and board of director fees that were being refused by our chief executive officer at that time. Subsequently, in August 2005, we filed a Form 10-K/A for the year ending December 31, 2004 and a Form 10-Q/A for the three months ending April 1, 2005 to correct for further errors we discovered in our historical financial results. These errors relate to three separate issues:

1)	capitalization rates of overhead expense in inventory, which were inconsistent with actual spending;

2)	the capitalization of warranty and R&D costs in inventory, which management believes should be expensed in their entirety; and

3)	improper application of our policy for establishing reserves for slow moving inventory, which resulted in inadequate historical reserve levels.

For a discussion of these restatements, see note 18 to our audited consolidated financial statements beginning on page F-24 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We believe that we have addressed our accounting policies and practices that caused the errors necessitating the restatement. However, we cannot assure you that we, or our independent auditors during the course of subsequent reviews, will not identify further items that will require a future restatement of our operating results.

We have identified material weaknesses in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results, and our management may conclude that our internal controls are ineffective in their reports on our internal controls as required by the Sarbanes-Oxley Act for the year ending December 31, 2007.

In connection with the audit of our financial statements for the fiscal year ended December 31, 2004, and the subsequent restatement of our results for the same period we identified material weaknesses in our internal control over financial reporting, including insufficient internal controls relating to accounting for inventory, consolidation of majority owned subsidiaries, certain subsidiaries’ functional currency, differences between U.S. and foreign GAAP, accounting for non-operating expenses, the treatment of repurchases and resales of debt securities, executive salary and board of director payment accrual methodology, the identification and treatment of workers’ compensation, the treatment of certain equity-based compensation arrangements and weaknesses in financial reporting processes. In addition, we determined that our control environment at December 31, 2004 lacked certain controls related to the prevention of improper accounting entries. Our management has discussed these material weaknesses with our independent public accounting firm, BKD, LLP, which has issued a “material weakness” letter to us in connection with its review of our financial results for the fiscal year ended December 31, 2004. The presence of material weaknesses resulted in errors in our historical financial statements, which caused us to restate certain information in our financial statements for the years ended December 31, 2000, 2001, 2002, 2003, and 2004, and the quarter ended April 1, 2005. The letter we received from BKD, LLP also noted a deficiency in our internal controls relating to our inventory accounting and recommended that we update our inventory accounting system.

We believe that substantial remediation measures are required in order to improve our internal controls, and we have begun to take steps to correct these internal control deficiencies. We believe that the material weaknesses identified above resulted in part from inadequate staffing and training within our finance and accounting group and our management is in the process of reviewing whether additional accounting and financial management staff should be retained and whether we need to use additional or different outside resources. The efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements is subject to continued management review. We cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. We cannot assure you that we will not identify further material weaknesses or significant deficiencies in our internal control over financial reporting in the future that we have not discovered to date.

Beginning with the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our independent auditors on the effectiveness of our internal controls. We have substantial effort ahead of us to complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. An inability to complete and document this assessment could result in a scope limitation qualification or a scope limitation disclaimer by our auditors on their attestation of our internal controls. In addition, if a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal control over financial reporting was effective, which could result in the inability of our external auditors to deliver an unqualified report on our internal control. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We are subject to government regulation and policy-making both in the United States and internationally.

Domestic and foreign political developments and government regulations and policies, including, without limitation, import-export quotas, government subsidies and reserve programs, directly affect the agricultural industry in the United States and abroad and thereby indirectly affect our business. Foreign trade embargoes and import quotas have in the past reduced U.S. exports of grain, swine and poultry, which have adversely affected our sales. The application or modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have a material adverse effect on our business.

We are subject to environmental, health and safety and employment laws and regulations and related compliance expenditures and liabilities.

Like other manufacturers, we are also subject to a broad range of federal, state, local and foreign laws and requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with releases of hazardous substances at our facilities and offsite disposal locations, workplace safety and equal employment opportunities. Expenditures made by us to comply with such laws and requirements historically have not been material. However, future developments, such as additional or increasingly strict requirements of laws and regulations of these types and enforcement policies under such laws and regulations, could significantly increase our costs of operations and may impose material costs.

Governmental authorities have the power to enforce compliance with such laws and regulations and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with laws and regulations. Like most other industrial companies, our manufacturing operations entail some risk of future noncompliance with environmental regulations, and there can be no assurance that material costs or liabilities will not be incurred by us as a result of such noncompliance.

Environmental laws also impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or on the owner or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Although we have conducted site assessments or investigations at all of our currently owned domestic properties, we cannot assure you that all potential instances of soil or groundwater contamination have been identified. While liabilities for remediation are not anticipated to have a material adverse effect upon our business, results of operations or financial condition, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities which may be material.

If we do not retain our key personnel and attract and retain other highly skilled employees, our business will suffer.

Our continued success will depend, among other things, on the efforts and skills of a few key executive officers, including our chief executive officer and interim chief financial officer, and our ability to attract and retain additional highly qualified personnel with industry experience. We do not maintain “key man” life insurance for any of our employees, and all of our employees are employed at will. We cannot assure you that we will be able to attract and hire suitable replacements for any of our key employees. We believe the loss of a key executive officer or other key employee could have a material adverse effect on our business operations.

Our customers and dealers are not contractually obligated to purchase products from us.

Our customers and dealers are not contractually obligated to purchase products from us. We rely upon the relationships that we and our independent dealers have with our customers to drive the purchase of our products. While we believe that these relationships are strong, our customers may decrease the amount of products that they purchase from us or even stop purchasing from us altogether at any time, either of which could have a material adverse effect on our sales and profitability.

A downturn in general economic conditions may adversely affect our results of operations.

The strength and profitability of our business depends on the overall demand for our products and growth in the agricultural industry. Agricultural industry revenues are sensitive to general economic conditions and are influenced by consumer confidence in the economy and other factors. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our products, could result in fewer customers purchasing our products, which would adversely affect our results of operations.

The raw materials used in our manufacturing processes are subject to price and supply fluctuations that could increase our costs of sales and adversely affect our results of operations.

Our business may be adversely affected by increases in raw material prices. Our products are made from several basic raw materials, including steel and resins. We generally purchase raw materials at spot prices (except where we have enforceable long-term supply contracts) and do not hedge our exposure to price changes. Our business could be adversely affected by increases in the cost of our raw materials, particularly steel, and we may not be able to pass these costs on to our customers as we have been able to do in the past.

We may be subject to product liability claims.

We may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. While we currently have product liability insurance, we cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us in excess of our available insurance coverage or a requirement to participate in a product recall may have a materially adverse effect on our business.

Our controlling stockholder may have interests that conflict with yours.

As of the closing of the Acquisition, GSI Holdings owned all of the outstanding shares of our common stock. Although certain members of our senior management team and certain other individual investors have purchased approximately 10% of the outstanding shares of GSI Holdings’ common stock, Charlesbank will continue to own a controlling equity interest in GSI Holdings and, indirectly, the Company. By virtue of its stock ownership, Charlesbank can determine the outcome of matters required to be submitted to our stockholders for approval, including the election of our directors and the approval of mergers, consolidations and the sale of substantially all of our assets. The interests of Charlesbank and GSI Holdings may conflict with your interests as a holder of the notes and may present risks to you as a holder of the notes.

We operate and source internationally, which exposes us to the risks of doing business abroad.

We have operations in a number of countries outside of the United States. Our foreign operations are subject to the risks normally associated with conducting business in foreign countries, including:

•	limitations on ownership and on repatriation of earnings;

•	import and export restrictions and tariffs;

•	additional expenses relating to the difficulties and costs of staffing and managing international operations;

•	labor disputes and uncertain political and economic environments, including risks of war and civil disturbances and the impact of foreign business cycles;

•	change in laws or policies of a foreign country;

•	delays in obtaining or the inability to obtain necessary governmental permits;

•	potentially adverse consequences resulting from the applicability of foreign tax laws;

•	cultural differences; and

•	increased expenses due to inflation.

Our foreign operations may also be adversely affected by laws and policies of the United States and the other countries in which we operate affecting foreign trade, investment and taxation.

Businesses we may acquire in the future may not perform as expected.

We may be adversely affected if businesses we acquire in the future do not perform as expected. An acquired business could perform below our expectations for a number of reasons, including legislative or regulatory changes that affect the areas in which the acquired business specializes, the loss of customers and dealers, general economic factors that directly affect the acquired business and the cultural incompatibility of its management team or business with us. Any or all of these reasons could adversely affect our financial position and results of operations. In addition, we could face many challenges to integrating an acquired business, including eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures and achieving cost reductions and cross-selling opportunities. We cannot assure you that we will be able to meet these challenges in the future to the extent we acquire other businesses.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our business, financial condition and results of operations and prevent us from fulfilling our obligations under the notes.

We now have a significant amount of indebtedness. As of September 30, 2005, we and our subsidiaries had approximately $117.5 million of total debt outstanding.

Our significant indebtedness could have important consequences to you. For example, it could:

•	limit our ability to satisfy our obligations with respect to the notes;

•	limit our ability to obtain additional financing to fund our working capital requirements, capital expenditures, debt service, general corporate or other obligations;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and interest payments on our indebtedness;

•	increase our interest expense if there is a rise in interest rates, because a portion of our borrowings are short-term under our refinanced credit facility and, as such, we have interest rate periods with short-term durations (typically 30 to 180 days) that require ongoing refunding at the then current rates of interest;

•	place us at a competitive disadvantage compared to our competitors who are not as highly leveraged; and

•	increase our vulnerability to and limit our ability to react to changing market conditions, changes in our industry and economic downturns.

In addition, the indenture governing the notes and our refinanced credit facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite our significant indebtedness levels, we and our subsidiaries may still be able to incur more debt. This could further exacerbate the risks associated with our substantial leverage.

Following the issuance of the notes, we will have the capacity to issue additional indebtedness, including the ability to incur approximately $47.9 million of additional indebtedness under our refinanced credit facility as of September 30, 2005, subject to the limitations that are imposed by the covenants in our refinanced credit facility and the indenture governing the notes. Although our refinanced credit facility and the indenture governing the notes contain restrictive covenants, these restrictive covenants will not fully prohibit us from incurring additional debt. If new debt is added to our and our subsidiaries’ current levels of indebtedness, the related risks that we and our subsidiaries now face could intensify.

Our refinanced credit facility and the indenture governing the notes restrict our operations.

We have made and will need to make significant capital expenditures to remain competitive with current and future competitors in our markets. Our refinanced credit facility and the indenture governing the notes contain operating and financial restrictions that may limit our ability to obtain financing, and to use earnings, to make these capital expenditures.

Our refinanced credit facility contains certain covenants that are substantially similar to, but in general no more restrictive than, the covenants under our existing credit facility. These covenants, among other things, restrict our (and our subsidiaries’) ability to dispose of assets, incur additional indebtedness, pay or make dividends or distributions to our stockholders, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances (including to and among our subsidiaries), make acquisitions, engage in merger and consolidation transactions and repay debt, including the notes. We are also required to maintain a specified fixed charge coverage ratio when the amount that is available for borrowing under our refinanced credit facility falls below a specified threshold.

The indenture governing the notes imposes operating and financial restrictions on us and certain of our subsidiaries that will limit, among other things, our ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or purchase, redeem or retire our capital stock;

•	issue or sell preferred stock of restricted subsidiaries;

•	make investments;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets.

A breach of any restriction or covenant contained in our refinanced credit facility or the indenture governing the notes could cause a default under the notes and our other debt agreements (including our refinanced credit facility) and result in a significant portion of our debt becoming immediately due and payable. We cannot assure you that we would have, or would be able to obtain, sufficient funds to make these accelerated payments, including payments on the notes. In addition, following the occurrence of certain events of default under our refinanced credit facility, we may be prohibited from making payments on the notes.

None of our existing operating subsidiaries will guarantee the notes. Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

We conduct domestic and international business through The GSI Group, Inc. We also conduct certain of our business outside of the United States through operating subsidiaries of The GSI Group, Inc., all of which are organized outside the United States and none of which will guarantee the notes. Therefore, the notes are effectively subordinated to the prior payment of debts and other liabilities (including trade payables) of our existing operating subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of September 30, 2005, these notes were effectively junior to $21.1 million of indebtedness of our non-guarantor subsidiaries and other liabilities (including trade payables). Our non-guarantor subsidiaries generated 17.0% of our consolidated revenues in the twelve-month period ended September 30, 2005 and held 17.5% of our consolidated assets as of September 30, 2005.

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of our secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we, certain of our subsidiaries and GSI Holdings are parties to our refinanced credit facility, which is secured by liens on substantially all of our assets and those of GSI Holdings and such subsidiaries. The notes will be effectively subordinated to that secured indebtedness to the extent of the value of the pledged collateral. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

As of September 30, 2005, the aggregate amount of our secured indebtedness was approximately $12.1 million (including issued but undrawn letters of credit) and there was approximately $47.9 million available for additional borrowing under our refinanced credit facility subject to borrowing base limitations. We are permitted to incur substantial additional indebtedness, including senior debt, in the future under the terms of our refinanced credit facility. See “Description of Other Indebtedness—Refinancing of Our Credit Facility.”

Servicing our debt requires a significant amount of cash, and our ability to generate sufficient cash will depend on many factors which are beyond our control.

Our refinanced credit facility matures five years after the closing date of the Financing Transactions (subject to automatic one-year renewals if the facility is not terminated at least 90 days prior to the then-current termination date). We are required to make substantial monthly interest payments on amounts outstanding under our refinanced credit facility and substantial semi-annual interest payments on the notes. Our ability to make payments on our indebtedness, including the notes, and to fund our capital expenditures will depend on our ability to generate cash flow and secure financing in the future.

Our ability to generate cash flow will depend on our future operating performance. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors affecting our operations and business that are beyond our control.

In addition, our ability to borrow funds under our refinanced credit facility in the future will depend on our meeting the financial covenants in the credit facility. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our refinanced credit facility or otherwise, in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on favorable terms or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

If we are required by the indenture to offer to repurchase the notes upon a change of control, we may not have the necessary funds to do so.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Any future agreements relating to indebtedness to which we become a party may contain similar provisions. However, it is possible that we will not have sufficient funds at the time of the change of control transaction to make the required repurchase of notes or that restrictions in our refinanced credit facility will not allow such repurchases. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

The indebtedness represented by the notes and the guarantees may be unenforceable due to fraudulent conveyance statutes.

We believe that the indebtedness represented by the notes and the guarantees is being incurred for proper purposes and in good faith and that, based on present forecasts, asset valuations and other financial information, we and our guarantor are, and after the consummation of this offering, we will be, solvent and will have sufficient capital for carrying on our business and will be able to pay our debts as they come due. Notwithstanding this belief, however, under federal or state fraudulent transfer laws, if a court of competent jurisdiction in a suit by an unpaid creditor or representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that we or our guarantor did not receive fair consideration (or reasonably equivalent value) for issuing the notes or the guarantee and or any indebtedness refinanced by the notes and at the time of the issuance of that indebtedness or guarantee, we or our guarantor were insolvent, were rendered insolvent by reason of that incurrence, were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital, intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they became due, or that we intended to hinder, delay or defraud our creditors, then that court could, among other things, (i) void all or a portion of our obligations to the holders of the notes or our guarantor’s obligations under the guarantee, (ii) recover all or a portion of the payments made to holders of the notes and/or (iii) subordinate our or our guarantor’s obligations to the holders of the notes to our other existing and future indebtedness to a greater extent than would otherwise be the case, the effect of which would be to entitle those other creditors to be paid in full before any payment could be made on the notes. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of that company’s debts was greater than all of that company’s assets at a fair valuation, or if the present fair saleable value of that company’s assets was less than the amount that would be required to pay the probable liability on its existing debts as they become absolute and due. There can be no assurance as to what standards a court would apply to determine whether we or our guarantor were solvent at the relevant time, or whether, whatever standard was applied, the notes would not be voided on another of the grounds set forth above.

If an active trading market does not develop for these notes, you may not be able to resell them.

The exchange notes will be new securities for which there currently is no market. Although the initial purchaser of the original notes informed us at the time of issuance of the original notes that they intended to make a market in the original notes, they made no such undertaking with respect to the exchange notes and, with respect to the original notes, they are not obligated to make such a market and they may discontinue any such market-making that they may elect to undertake at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained. Although the original notes are eligible for trading on the PORTALSM Market, we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Risks Related to the Exchange Offer

If you do not properly tender your original notes for exchange notes, you will continue to hold unregistered notes that are subject to transfer restrictions.

We will only issue exchange notes in exchange for original notes that are duly tendered to the exchange agent together with all required documents and not withdrawn. Therefore, you should allow sufficient time to ensure timely delivery of the original notes and you should carefully follow the instructions on how to tender your original notes set forth under “The Exchange Offer—Procedures for Tendering Original Notes” and in the letter of transmittal that you will receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the original notes.

If you do not tender your original notes or if we do not accept your original notes because you did not tender your original notes properly, then you will continue to hold original notes that are subject to the existing transfer restrictions. In addition, if you tender your original notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you continue to hold any original notes after the exchange offer is completed, you may have difficulty selling them because of the restrictions on transfer and because there will be fewer original notes outstanding. In addition, if a large amount of original notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we complete the exchange offer could lower the market price of the exchange notes.

If an active trading market does not develop for the exchange notes, you may be unable to sell the exchange notes or to sell them at a price you deem sufficient.

The exchange notes will be new securities for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange or the Nasdaq Stock Market. We cannot give you any assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which holders would be able to sell their exchange notes.

Even if a trading market develops, the exchange notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	the market for similar exchange notes; and

•	our operating performance and financial condition.

Moreover, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. A disruption may have a negative effect on you as a holder of the notes, regardless of our prospects or performance.

Finally, if a large number of holders of original notes do not tender original notes or tender original notes improperly, the limited amount of exchange notes that would be issued and outstanding after we complete the exchange offer could adversely affect the development of a market for the exchange notes.

Risks Related to our Prior Auditors

Arthur Andersen LLP, our former auditors, audited certain financial information set forth in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

Arthur Andersen LLP completed its audit of our financial statements as of December 31, 2001 and for the three years then ended and issued its report with respect to such financial statements on February 25, 2002. This audit covered financial information for the 2000 and 2001 fiscal years that is included in this prospectus under “Selected Historical Consolidated Financial Data.”

In 2002, our board of directors approved the appointment of BKD, LLP as our independent accountants to audit our financial statements for fiscal year 2002. BKD, LLP, replaced Arthur Andersen LLP, which had previously served as our independent auditors. We had no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, auditing scope or procedure required to be disclosed.

Arthur Andersen LLP has stopped conducting business before the SEC, has ceased accounting and audit-related practice and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen LLP under federal or state law if it is later determined that there are false statements contained in this prospectus relating to financial data audited by Arthur Andersen LLP. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) is limited as a result of the diminished amount of assets of Arthur Andersen LLP that are now or may in the future be available to satisfy claims.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement by and among us, GSI Holdings and the initial purchaser of the notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange original notes in like principal amount. We will retire or cancel all of the original notes tendered in the exchange offer.

On May 16, 2005, we issued and sold the original notes. The net proceeds of the offering of the original notes, after deducting the initial purchaser’s fees and our other offering expenses, were approximately $105.0 million. We used the net proceeds from the offering, together with borrowings under our refinanced credit facility, to refinance substantially all of our existing indebtedness and pay certain fees and expenses associated with the Acquisition and the Financing Transactions.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the last five years and for the nine months ended September 30, 2005.

Year Ended December 31,					Nine Months Ended September 30, 2005
2000	2001	2002	2003	2004
1.12	0.83	0.21	0.61	1.32	1.80

For purposes of calculating our ratio of earnings to fixed charges:

Earnings consist of (i) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries and (ii) fixed charges.

Fixed charges consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following sets forth our unaudited pro forma consolidated financial data, giving effect to the Financing Transactions and the Acquisition. We derived the following unaudited pro forma consolidated financial information by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statements of operations and other data for the year ended December 31, 2004 and the nine months ended September 30, 2005 give effect to the Financing Transactions and the Acquisition as if they had occurred on January 1, 2004. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial data.

As discussed in our audited consolidated financial statements included in this prospectus, certain historical information in our audited consolidated financial statements and our unaudited condensed consolidated financial statements has been restated. You should read note 18 to our audited consolidated financial statements beginning on page F-24 as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about these restatements. The unaudited pro forma consolidated financial data presented below reflects these restatements.

The pro forma adjustments are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The pro forma adjustments described in the accompanying notes will be made as of the closing date of the Financing Transactions and the Acquisition and may differ from those reflected in these unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data set forth below should not be considered indicative of actual results that would have been achieved had the Financing Transactions and the Acquisition been consummated on the date or for the periods indicated and do not purport to indicate consolidated balance sheet data or statement of operations data or other financial data as of any future date or for any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

The unaudited pro forma consolidated financial data has been prepared giving effect to the Acquisition in accordance with Statement of Financial Auditing Standards (“SFAS”) No. 141, Business Combinations. The estimated total purchase price of the Acquisition, including related fees and expenses, was allocated to our net assets based upon our preliminary estimates of fair value based on a formal valuation performed by an independent appraisal firm. The purchase price allocation for the Acquisition is preliminary and further changes are likely to be made based upon (i) adjustments to the formal valuation analysis by a third party appraisal firm and (ii) the application of EITF 88-16, Basis in Leveraged Buyout Transactions.

The GSI Group, Inc.

Unaudited Pro Forma Condensed Statement of Operations

(In thousands)

Year Ended December 31, 2004

	2004 Year
	Historical GSI Group, Inc. Restated	Pro Forma Adjustments (1)(9)		Pro Forma GSI Group, Inc.
Sales	$288,131	—		$288,131
Cost of sales	224,027	(1,462	)(3)	222,565

Gross profit	64,104	1,462		65,566
Selling, general and administrative expenses	37,551	(839	)(4)	36,712
FarmPro loss	7,152	—		7,152
Amortization expense	649	7,051	(5)	7,700

Total operating expenses	45,352	6,212		51,564

Operating income	18,752	(4,750)		14,002
Other income (expense):
Interest expense	(14,104)	(1,194	)(6)	(15,298)
Interest income	446	—		446
Loss on sale of fixed assets	(452)	—		(452)
Foreign currency transaction loss	(146)	—		(146)
Other, net	62	—		62

Income (loss) before income taxes and minority interest	4,558	(5,944)		(1,386)
Minority interest in net income (loss) from subsidiary	(92)	—		(92)
Income tax provision (benefit)	499	(1,081	)(7)	(582)

Income (loss) from continuing operations	3,967	(4,863)		(896)
Discontinued operations:
Gain from sale of discontinued operations	118	—		118
Gain (loss) from discontinued operations, net of income taxes	(93)	—		(93)

Net income (loss)	$3,992	$(4,863	)(8)(9)	$(871)

The GSI Group, Inc.

Unaudited Pro Forma Condensed Statement of Operations

(In thousands)

Nine Months Ended September 30, 2005

	Nine Months Ended September 30, 2005
	Historical GSI Group, Inc. Restated(2)	Pro Forma Adjustments(1)(9)		Pro Forma GSI Group, Inc.
Sales	$270,536	—		$270,536
Cost of sales	202,409	(1,009	)(3)	201,400

Gross profit	68,127	1,009		69,136
Selling, general and administrative expenses	46,324	(342	)(4)	45,982
FarmPro loss	—	—		—
Amortization expense	3,078	80	(5)	3,158

Total operating expenses	49,402	(262)		49,140

Operating income	18,725	1,271		19,996
Other income (expense):
Interest expense	(10,918)	(556	)(6)	(11,474)
Interest income	333	—		333
Gain (loss) on sale of fixed assets	110	—		110
Foreign currency transaction loss	488	—		488
Other, net	145	—		145

Income (loss) before income taxes and minority interest	8,883	715		9,598
Minority interest in net income from subsidiary	(279)	—		(279)
Income tax provision (benefit)	48	3,983	(7)	4,031

Income (loss) from continuing operations	8,556	(3,268)		5,288
Discontinued operations:
Gain from sale of discontinued operations	—	—		—
Gain (loss) from discontinued operations, net of income taxes	—	—		—

Net income (loss)	$8,556	$(3,268	)(8)(9)	$5,288

(1)	The unaudited pro forma consolidated financial data has been prepared giving effect to the Acquisition in accordance with SFAS No. 141, “Business Combinations,” and reflects the “push-down” of GSI Holdings’ basis into our financial statements. The estimated total purchase price of the Acquisition, including related fees and expenses, have been allocated to our net tangible assets based upon our preliminary estimates of fair value. The consideration remaining was then allocated to identifiable intangibles with a finite life and amortized over that life, as well as to goodwill and identifiable intangibles with an indefinite life, which will have to be evaluated prospectively on an annual basis to determine impairment and adjusted accordingly. The purchase price allocation for the Acquisition is preliminary and further changes are likely to be made based upon (i) adjustments to the formal valuation analysis by a third party independent appraisal firm and (ii) the application of EITF 88-16, Basis in Leveraged Buyout Transactions.

(In thousands)
Sources:
Senior Notes due 2013	$110,000
Senior Credit Facility	29,530
Equity from sponsor	56,340

Total sources of funds:	$195,870

Uses:
Repay existing indebtedness	$149,864
Repay accrued interest and redemption premium	2,981
Estimated fees and expenses (a)	7,357
Purchase of representation and warranty insurance	734
Purchase price to selling stockholders	34,934

Total uses of funds:	$195,870

Total acquisition consideration:
Cash paid to selling shareholders	34,934
Repayment of indebtedness	149,864
Repayment of accrued interest and redemption premium	2,981
Estimate of acquisition expenses	2,371

Total acquisition consideration	$190,150
Less: Historical net book value of tangible assets acquired	86,678

Excess purchase price to be allocated	103,472
Preliminary allocation adjustments
Inventory step-up (b)	(5,288)
Property, plant and equipment step-up (b)	(561)
Trade names (b)	(14,300)
Technology (b)	(5,700)
Order Backlog (b)	(3,490)
Non-compete agreement (b)	(2,890)
Customer relationships (b)	(31,400)
Deferred tax assets (c)	224
Goodwill	(40,067)

$—

(a)	Total fees and expenses approximated at closing to be $7,357.

(b)	Reflects management’s preliminary estimate of fair value to tangible assets and identifiable intangible assets with a finite life based on a preliminary valuation performed. The purchase price allocation was performed with the assistance of an independent appraisal firm to determine valuations of certain tangible and identifiable intangible assets. Finite-lived assets include (i) trade names—20 years, (ii) technology (e.g. patents)—10 years, (iii) order backlog—1 year, (iv) non-compete agreements—12 years, and (v) customer relationships—11-14 years.

(c)	Reflects the estimate of the impact of the preliminary allocation of purchase price on our deferred taxes. An estimated effective income tax rate of 40% for the U.S. business has been used.

(2)	For purposes of the pro forma financial data, the predecessor and successor periods have been combined.

(3)	Represents the following adjustment to depreciation expense within cost of goods sold, (in thousands):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
New depreciation of property, plant and equipment (a)	$2,496	1,872
Historical depreciation expense in cost of goods sold	3,958	2,881

Adjustment to depreciation expense	$(1,462)	$(1,009)

(a)	Depreciation of property, plant and equipment is calculated using the straight line method over an average remaining useful life of approximately 10.3 years based on a valuation identified during the preliminary allocation of purchase price by an independent appraisal firm.

(4)	Represents the following adjustment to selling, general and administrative expense, (in thousands):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
YCII legal expense (a)	(1,097)	(14)
YCII bad debt expense (b)	400	(627)
Charlesbank management fee (c)	600	450
BMA Consulting fees (d)	(791)	(216)
Incremental insurance expense (e)	122	92
New depreciation of property, plant and equipment (f)	(73)	(27)

Adjustment to selling, general, and administrative expenses	(839)	(342)

(a)	In 2004, we incurred legal fees related to a dispute with YCII in connection with a grain facility erection project begun in 1998. As part of the Acquisition, all of our interests in this matter, as well as all of our obligations and liabilities relating to this litigation, were transferred to a litigation trust for the benefit of the selling shareholders. This adjustment represents the removal of those expenses.

(b)	In 2004, we reversed bad debt expense that was recorded in previous periods in respect of amounts receivable from YCII. This adjustment reflects the removal of the impact of this reversal. In 2005, we recorded a charge of $627 associated with amounts receivable from YCII and related charges. The 2005 adjustment represents the removal of this charge as all matters relating to YCII have been retained by the former shareholders of GSI.

(c)	Reflects the new annual monitoring fee to be paid to affiliates of our Sponsor in accordance with the Corporate Development and Administrative Services Agreement entered into at closing. See “Certain Relationships and Related Transactions.”

(d)	Reflects the removal of the expenses incurred in 2004 relating to a consulting arrangement that GSI had with BMA Consulting, an affiliate of our majority stockholder. In connection with the transaction, the BMA Consulting agreement has been terminated.

(e)	Reflects the incremental insurance expense resulting from the new insurance policies that were purchased in connection with the transaction. These incremental insurance policies are being amortized over the six year policy period.

(f)	Represents the following adjustment to depreciation expense within selling, general and administrative expense, (in thousands):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
New depreciation of property, plant and equipment (a)	$624	468
Historical depreciation expense in selling, general and administrative expenses	697	495

Adjustment to depreciation expense	$(73)	$(27)

(a)	Depreciation of property, plant and equipment is calculated using the straight line method over an average remaining useful life of approximately 10.3 years identified during the preliminary allocation of purchase price.

(5)	Represents the following adjustments to historical depreciation and amortization within operating expenses based on the application of purchase accounting to the Transaction (in thousands):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
New amortization expense of intangible asset—trade name (a)	$715	$536
New amortization expense of intangible asset—technology (a)	570	428
New amortization expense of intangible asset—order backlog (a)	3,490	—
New amortization expense of intangible asset—non-compete agreement (a)	241	181
New amortization expense of intangible asset—Grain customer relationships (a)	1,436	1,077
New amortization expense of intangible asset—Swine customer relationships (a)	621	466
New amortization expense of intangible asset—Poultry customer relationships (a)	627	470

Total new amortization expense	$7,700	$3,158

Historical amortization expense within operating expenses	649	3,078

Adjustment to depreciation and amortization expense within operating expenses	$7,051	$80

(a)	Amortization is based on the estimated useful life of the intangible assets identified during the preliminary allocation of purchase price by an independent appraisal firm. See footnote (1) for additional information.

(6)	Reflects the net change in interest expense as a result of the new financing arrangements to fund the acquisition, which is calculated as follows (in thousands):

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Cash interest on borrowings post closing	$14,543	$10,907
Amortization of deferred financing costs	755	567

Total pro forma interest expense	15,298	11,474
Less: Historical interest expense	14,104	10,918

Adjustment to net interest expense	$1,194	$556

(7)	Reflects the income tax adjustment required to result in a pro forma income tax provision due to changing from an S-Corp to a C-Corp as well as factoring in the tax effect of the pro forma adjustments. An estimated effective income tax rate of 42% for the overall business has been used.

(8)	The unaudited pro forma combined statement of operations does not reflect non-recurring charges that will be incurred in connection with the amortization of approximately $5,288 through cost of goods sold related to the write-up of inventory to fair value in purchase accounting, which will be included in the results of operations in the periods in which inventory is sold.

(9)	Income from discontinued operations and net income are included in this presentation to provide a basis for the presentation of pro forma net income in the “Summary Historical and Pro Forma Consolidated Financial Data.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements for such periods, which are included in this prospectus. These financial statements have been audited by BKD, LLP, an independent public accounting firm, except for the financial statements of certain of our foreign subsidiaries whose statements were audited by other accountants. The selected historical consolidated financial data for the years ended December 31, 2000 and 2001 are derived from our audited financial statements for such periods, which were audited by Arthur Andersen LLP and which are not included in this prospectus. See “Risk Factors—Risks Relating to our Prior Auditors” and “Independent Public Accountants.” The selected historical condensed consolidated financial data for the three and nine months ended October 1, 2004 and September 30, 2005, are derived from our unaudited consolidated financial statements for such periods, which are included in this prospectus.

As discussed in the explanatory note to our audited consolidated financial statements included in this prospectus, certain historical information in our audited consolidated financial statements and our unaudited condensed consolidated financial statements has been restated. You should read note 18 to our audited consolidated financial statements beginning on page F-24 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements” for additional information about these restatements. The selected historical consolidated financial data presented in the tables below reflect these restatements.

The selected historical consolidated data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. You should read the following selected historical financial information in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus and the information under “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Prior to the Acquisition, we operated as a subchapter “S” corporation. Accordingly, we had not been subject to federal income taxation prior to the Acquisition, and no provision for federal income taxes has been included for such periods. Immediately following the closing of the Acquisition, however, we converted to a subchapter “C” corporation and became a taxable entity subject to federal income taxation for all periods thereafter.

	Year Ended December 31,
	2000 Restated	2001 Restated	2002 Restated	2003 Restated	2004 Restated
	(dollars in thousands)
Statement of Operations Data:
Sales	$243,164	$228,938	$229,518	$236,868	$288,131
Cost of sales	186,847	176,195	187,528	188,197	224,027

Gross profit	56,317	52,743	41,990	48,671	64,104
Operating expenses	39,936	41,160	38,944	41,050	45,352

Operating income	16,381	11,583	3,046	7,621	18,752
Interest expense	(14,997)	(14,397)	(13,010)	(13,215)	(14,104)
Other income (expense)	439	310	(610)	256	(90)

Income (loss) before income taxes	1,823	(2,504)	(10,574)	(5,338)	4,558
Income tax provision (benefit)	(657)	(762)	106	(995)	499

Income (loss) from continuing operations	2,480	(1,742)	(10,680)	(4,343)	4,059
Discontinued operations:
Gain from sale of discontinued operations	—	—	—	—	118
Gain from discontinued operations, net of tax	121	95	303	142	(93)

Income (loss) before minority interest	2,601	(1,647)	(10,377)	(4,201)	4,084
Minority interest in net income of subsidiary	—	—	(26)	(77)	(92)

Net income (loss)	$2,601	$(1,647)	$(10,403)	$(4,278)	$3,992

	(Unaudited)
	Successor		Predecessor
	May 17, 2005 Through September 30, 2005	July 2, 2005 Through September 30, 2005	Restated Three Fiscal Months Ended October 1, 2004	Restated January 1, 2005 Through May 16, 2005	Restated Nine Fiscal Months Ended October 1, 2004
	(dollars in thousands)
Statement of Operations Data:
Sales	$155,901	$107,723	$89,692	$114,635	$227,759
Cost of sales	118,676	78,394	64,901	83,733	173,479

Gross profit	37,225	29,329	24,791	30,902	54,280
Operating expenses	24,187	16,340	13,120	25,215	34,570

Operating income	13,038	12,989	11,671	5,687	19,710
Interest expense	(5,680)	(3,705)	(3,940)	(5,238)	(10,453)
Other income (expense)	369	282	(579)	707	(1,157)

Income from continuing operations before income tax expense and minority interest	7,727	9,566	7,152	1,156	8,100
Minority interest in net income of subsidiary	(174)	(119)	(23)	(105)	(69)
Income tax expense (benefit)	(1,067)	4,075	95	1,115	415

Income (loss) from continuing operations	8,620	5,372	7,034	(64)	7,616
Gain from discontinued operations, net of income tax expense	—	—	(214)	—	(59)

Net income (loss)	$8,620	$5,372	$6,820	$(64)	$7,557

	Year Ended December 31,
	2000 Restated	2001 Restated	2002 Restated	2003 Restated	2004 Restated
	(dollars in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$2,679	$2,828	$2,936	$3,439	$2,304
Working capital	47,077	56,158	50,196	43,120	40,335
Property, plant and equipment, net	47,063	42,116	38,705	32,673	32,548
Total assets	161,445	150,238	136,898	129,131	130,677
Total debt	136,944	138,918	143,139	129,711	139,130
Total stockholders’ (deficit)	(15,146)	(19,964)	(35,876)	(38,310)	(46,835)

Other Financial Data
Depreciation and amortization	8,744	8,692	7,065	6,350	5,303
Capital expenditures	6,251	4,387	5,170	1,739	6,322

	(Unaudited)
	Predecessor		Successor
	Restated Nine Months Ended October 1, 2004	January 1, 2005 through May 16, 2005	May 17, 2005 through September 30, 2005
	(dollars in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$2,239	$2,437	$3,913
Working capital	49,646	46,596	54,029
Property, plant and equipment, net	31,588	32,857	34,512
Total assets	145,825	144,421	238,207
Total debt	138,234	149,521	117,461
Total stockholders’ (deficit) equity	(35,624)	(51,435)	66,605

Other Financial Data
Depreciation and amortization	3,937	2,070	4,190
Capital expenditures	3,415	2,046	2,569

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our restated consolidated financial statements and the notes thereto included elsewhere in this prospectus.

General

We are a major worldwide manufacturer of agricultural equipment. Our grain, swine and poultry products are used by producers and purchasers of grain, and by producers of swine and poultry. Demand for our agricultural equipment is driven by the overall level of grain, swine and poultry production, the level of net farm income, agricultural real estate values and producers’ increasing focus on improving productivity in their operations. In addition, fluctuations in grain and feed prices affect our sales, with sustained increases in grain and feed prices increasing demand for our grain equipment and decreasing demand for our swine and poultry equipment. We believe that our diversified product offerings mitigate the effects of fluctuations in the price of grain. Sales of our swine and poultry equipment are also affected by long-term trends in consumer demand for pork and poultry both domestically and internationally.

Sales of agricultural equipment are seasonal, with farmers traditionally purchasing grain storage bins and grain conditioning and handling equipment in the summer and fall in conjunction with the harvesting season, and swine and poultry producers purchasing equipment during prime construction periods in the spring, summer and fall. Our sales, operating income and net income have historically been lower during the first and fourth fiscal quarters as compared to the second and third quarters. Traditionally, this has caused us to have increased working capital needs during the second and third quarters as material is purchased and converted to inventory during the year.

Although our sales are primarily denominated in U.S. dollars and are not generally affected by currency fluctuations (except for transactions from our Brazilian operations), our production costs, profit margins and competitive position are affected by the strength of the U.S. dollar relative to the strength of the currencies in countries where our products are sold.

Our international sales have historically comprised a significant portion of our total sales. In 2004, 2003 and 2002, our international sales accounted for 35.1%, 34.4% and 36.6% of total sales, respectively. International operations generally are subject to various risks that are not present in domestic operations, including restrictions on dividends, restrictions on repatriation of funds, unexpected changes in tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, fluctuations in currency exchange rates, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely impact our international operations.

In July 2004, Craig Sloan retired as our chief executive officer, but was retained as a consultant to the Company and continued to serve as one of our directors and as the non-executive Chairman of the Board. At that same time, the Board of Directors elected Russell Mello as our chief executive officer. Promptly following the closing of the Acquisition, we retained a chairman and interim chief executive officer, William Branch, whereupon Mr. Mello resumed his former position as our chief financial officer. At that same time, Mr. Branch, Michael Choe, Kim Davis and Andrew Janower were elected as our directors, replacing Mr. Sloan and Cathy Sloan, who resigned as directors in connection with the Acquisition. Mr. Branch was elected as chairman. Mr. Mello subsequently left the Company and was replaced by interim chief financial officer, Randall Paulfus in July 2005. In August 2005, Richard M. Christman was appointed chief executive officer, replacing Mr. Branch, who resigned as president and chief executive officer. Mr. Christman was also elected as a director at that time. Mr. Branch remains as chairman.

The primary raw materials we use to manufacture our products are steel and polymers. Fluctuations in the prices of steel and, to a lesser extent, polymer materials can impact our cost of sales.

Prior to the closing of the Acquisition, we operated as a subchapter “S” corporation and, accordingly, were not subject to federal income taxation for the periods for which historical financial information has been presented herein. Because our stockholders were subject to tax liabilities based on their pro rata share of our income, our policy was to make periodic distributions to our stockholders in amounts equal to such tax liabilities. We continued this policy while we operated as a subchapter “S” corporation, but immediately following the closing of the Acquisition we converted to a subchapter “C” corporation and became a taxable entity subject to federal income taxation for all periods thereafter.

Restatements—Three Months Ended April 1, 2005, and Three Months and Nine Months Ended October 1, 2004

First Restatement

During the Company’s 2004 year-end closing process, the Company discovered accounting errors in prior years’ financial statements. The errors were corrected in the 2004 financial statements. A description of the errors and related impact of each on the financial statements follows. Amounts are stated in whole dollars.

At the end of 2001, the Company began the process of shutting down its Mason City, Iowa plant, which served as the headquarters for its DMC subsidiary. As the Company began the revenue cycle process at its corporate headquarters, cost of sales estimates were understated during 2002, while cost accounting records were being developed for the products previously handled by the Mason City employees, which caused the remaining inherited inventory costs to be overstated by approximately $6,470,000. The Company became aware of the overstatement in early 2003, but erroneously assigned the overstated value to inventory that would flow through the cost of sales over the next few years. This erroneous correction reduced the stated value of the inventory by approximately $2,206,000 in 2003 and $4,264,000 in 2004. During the 2004 year-end closing process, this issue was re-examined, and the Company determined that it would be appropriate to restate the 2002 cost of sales and year-end inventory, the period when the overstatement occurred. This adjustment increased the previously reported net income by $628,000 in the third quarter of 2004 and $1,522,000 for the first nine months of 2004.

In 1997, the Company’s majority stockholder began selling non-voting shares to certain employees. The Company’s majority stockholder helped finance each employee’s purchase with a loan to each employee with the shares as the only collateral for the notes. APB Opinion 25 and its interpretations require that these transactions be imputed to the Company’s financial statements and be accounted for as variable stock awards, which practice the Company had not previously followed. Treatment of the transaction as a variable stock award requires the Company to recognize as compensation expense the extent to which the fair market value of the underlying shares exceeds the original purchase price for such shares. The fair value of the underlying shares first exceeded the price paid for the shares in 2002. The effect of recording the resulting compensation expense reduced previously reported net income by $729,000 in the third quarter of 2004 and $1,886,000 for the first nine months of 2004. There were no dividends paid to the non-voting stockholders during the first fiscal quarter of 2004.

In 2002, the Company entered into an agreement with the manager of its Brazilian subsidiary whereby the Company agreed to issue him shares of the Brazilian subsidiary’s stock primarily based on the financial performance of the Brazilian subsidiary. This agreement constitutes a stock compensation arrangement for which the Company did not previously recognize compensation expense. The effect of recording compensation expense related to this arrangement reduced previously reported net income by $188,000 in the third quarter of 2004 and $500,000 for the first nine months of 2004.

Prior to the 2004 closing process, the Company had been using Mexican Pesos as the functional currency of its Mexican subsidiary. During the 2004 closing process, the Company determined that the correct functional currency of its Mexican subsidiary should be U.S. Dollars rather than Mexican Pesos. The effect of this change reduced previously reported net income by $10,000 in the third quarter of 2004 and $26,000 for the first nine months of 2004.

The Company changed from a stop-loss workers’ compensation insurance policy to a high-deductible self-insured policy in 2000 and did not subsequently accrue a liability for claims incurred but not reported. The effect of accruing for such claims in 2004 reduced previously reported net income by $82,000 in the third quarter of 2004 and $219,000 for the first nine months of 2004.

The Company also made adjustments in 2004 to correct previous reporting of overhead adjustments in overseas inventories and gain on inter-company sales.

The impact of the above noted adjustments on the Company’s unaudited financial statements for the third fiscal quarter and first nine months of 2004 is summarized in the table below. Amounts are stated in thousands of dollars except for per share line items.

Second Restatement

Subsequent to the sale of all of the stock of the Company on May 16, 2005, the new management appointed by the new owner of the Company discovered additional accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2005 and 2004 financial statements. A description of the errors and related impact on each of the financial statements follows. Amounts are stated in whole dollars.

The Company made adjustments in 2004, 2003 and 2002 to correct its carrying values of inventory in such periods to conform to the Company’s historical policy for valuing and accounting for excess and obsolete inventory. The effect of these adjustments reduced previously reported net income by $559,000 in 2004 and $1,307,000 in 2002 due to properly reflecting the effect of net increases (net of decreases due to sale or discard) in inventory in such periods that should have been considered obsolete had our policy for accounting for slow moving inventory been properly applied in such periods. Conversely, the adjustments increased net income in 2003 by $283,000 due to properly accounting for the effect of net decreases in inventory that should have been considered to be obsolete in 2002 had our policy for accounting for slow moving inventory been properly applied in such periods.

The Company made adjustments in 2004 to expense warranty and research and development costs, which were erroneously included in inventory. The effect of these changes increased quarterly net income by $164,000 in the third fiscal quarter of 2004 and $491,000 in the first nine months of 2004. The Company reclassified warranty and research and development costs out of cost of sales and into operating expenses for 2005 and 2004, which had no effect on net income.

The Company made adjustments in 2005 and 2004 to correct the amount of overhead that was included in inventory. The previous inventory included an excessive amount of overhead. The effect of these changes reduced net income by $998,000 in the first three months of 2005 and increased net income by $546,000 and $1,639,000 in the third fiscal quarter and first nine months of 2004, respectively.

The combined effect of these changes reduced net income by $1,241,000 in the first three months of 2005 and increased net income by $570,000 and $1,710,000 in the third fiscal quarter and first nine months of 2004, respectively.

The impact of the above noted adjustments on the Company’s unaudited financial statements for the first three months of 2005, the first nine months of 2004 and for the third fiscal quarter of 2004 are summarized in the table below. Amounts are stated in thousands of dollars except for per share line items.

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
FIRST THREE MONTHS OF 2005
Consolidated Balance Sheet:
Inventory	$56,992	—	$56,992	$(5,389)	$51,533
Retained earnings	7,620	—	7,620	(5,389)	2,231

Consolidated Statement of Income:
Cost of sales	54,750	—	54,750	1,241	55,991
Operating income	8,935	—	8,935	(1,241)	7,694
Net income (loss)	5,214	—	5,214	(1,241)	3,973
Basic and diluted income (loss) per share	$6.31	—	$6.31	$(1.51)	$4.80

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
FIRST NINE MONTHS OF 2004
Consolidated Balance Sheet:
Inventory	$52,355	—	$52,355	$(3,699)	$48,656
Retained earnings	18,867	—	18,867	(3,699)	15,168

Consolidated Statement of Income:
Cost of sales	181,654	(1,489)	180,165	(6,686)	173,479
Selling, general and administrative expenses	26,885	2,222	29,107	—	29,107
Warranty and R&D expenses	—	—	—	4,976	4,976
Operating income	19,319	(1,319)	18,000	1,710	19,710
Other, net	(1,331)	174	(1,157)	—	—
Net income (loss)	7,086	(1,239)	5,847	1,710	7,557
Basic and diluted income (loss) per share	$4.85	$(0.85)	$4.00	$1.17	$5.17

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
THIRD FISCAL QUARTER OF 2004
Consolidated Balance Sheet:
Inventory	$52,355	—	$52,355	$(3,699)	$48,656
Retained earnings	18,867	—	18,867	(3,699)	15,168

Consolidated Statement of Income:
Cost of sales	68,315	(605)	67,710	(2,809)	64,901
Selling, general and administrative expenses	9,832	886	10,718	—	10,718
Warranty and R&D expenses	—	—	—	2,239	2,239
Operating income	11,546	(445)	11,101	570	11,671
Other, net	(822)	363	(459)	—	—
Net income (loss)	6,680	(430)	6,250	570	6,820
Basic and diluted income (loss) per share	$8.08	$(0.52)	$7.56	$0.69	$8.25

Historical Performance—Three Months and Nine Months Ended September 30, 2005

Our financial statements shown in Section F of this registration statement have been presented under two different bases of accounting, with all historical Company activity up to and including May 16, 2005 under the predecessor basis, and all Company activity from May 17, 2005 to September 30, 2005 under the successor basis. The following discussion and analysis is based upon the aggregation of these two bases of accounting for the three months and nine months ended September 30, 2005, and our review of the business and operations during such periods as compared to the same periods of 2004.

Results of Operations (after second restatement)

The following table sets forth a summary of the Company’s operations and their percentages of total revenue for the periods indicated based on the aggregation of historical predecessor and successor accounting (dollars in thousands):

	THREE MONTHS ENDED				NINE MONTHS ENDED
	SEPTEMBER 30, 2005 (UNAUDITED)		RESTATED OCTOBER 1, 2004 (UNAUDITED)		SEPTEMBER 30, 2005 (UNAUDITED)		RESTATED OCTOBER 1, 2004 (UNAUDITED)
	Amount	%	Amount	%	Amount	%	Amount	%
Sales	$107,723	100.0	$89,692	100.0	$270,536	100.0	$227,759	100.0
Cost of sales	78,394	72.8	64,901	72.4	202,409	74.8	173,479	76.2

Gross profit	29,329	27.2	24,791	27.6	68,127	25.2	54,280	23.8
Selling, general and administrative expenses	13,283	12.3	10,718	11.9	43,709	16.2	29,107	12.8
Amortization expense	1,950	1.8	163	0.2	3,078	1.1	487	0.2
Warranty expense	280	0.3	1,348	1.5	103	0.0	2,327	1.0
R&D expense	827	0.8	891	1.0	2,512	0.9	2,649	1.2

Total operating expenses	16,340	15.2	13,120	14.6	49,402	18.3	34,570	15.2
Operating income (loss)	12,989	12.1	11,671	13.0	18,725	6.9	19,710	8.7
Other income (expense):
Interest expense	(3,705)	(3.4)	(3,940)	(4.4)	(10,918)	(4.0)	(10,453)	(4.6)
Other, net	282	0.2	(579)	(0.7)	1,076	0.4	(1,157)	(0.5)

Income (loss) before income tax expense and minority interest	9,566	8.9	7,152	8.0	8,883	3.3	8,100	3.6
Minority interest in net income of subsidiary	(119)	(0.1)	(23)	0.0	(279)	(0.1)	(69)	0.0
Income tax provision (benefit)	4,075	3.8	95	0.1	48	0.0	415	0.2

Income (loss) before discontinued operations	5,372	5.0	7,034	7.8	8,556	3.2	7,616	3.3
Gain (loss) from discontinued operations, net of income taxes	—	0.0	(214)	(0.2)	—	0.0	(59)	0.0

Net income (loss)	$5,372	5.0	$6,820	7.6	$8,556	3.2	$7,557	3.3

Basic and diluted earnings (loss) per share	$6.50		$8.25		$10.35		$5.17
Weighted average common shares Outstanding	826,948		826,948		826,948		1,461,281

Three Months Ended September 30, 2005 Compared to Three Months Ended October 1, 2004

Sales increased 20.1% or $18.0 million to $107.7 million in the third quarter of 2005 compared to $89.7 million in the third quarter of 2004. Grain equipment dollar sales increased by 7.1% during the third quarter of 2005 as compared to the third quarter 2004 driven by higher pricing, partially offset by lower volume in grain equipment. Swine equipment sales increased 57.8% to $20.2 million in the third quarter of 2005 compared to

$12.8 million in the third quarter of 2004 due to an improved swine production market that allows producers to make capital investments to upgrade equipment. Poultry equipment sales increased 36.0% to $23.4 million in the third quarter of 2005 compared to $17.2 million in the third quarter of 2004 primarily due to increased volume in Brazil and South Africa.

Cost of goods sold increased 20.8% or $13.5 million to $78.4 million or 72.8% of sales in the third quarter of 2005 compared to $64.9 million or 72.4% of sales in the third quarter of 2004. This increase is due in part to the amortization of the inventory step up of fair value of $2.0 million, due to the revaluation of inventory to fair value at the time of the Acquisition. The improvement in margins is due to increased pricing partially offset by higher material costs, particularly steel costs.

Gross profit increased to $29.3 million in the third quarter of 2005 or 27.2% of sales from $24.8 million or 27.6% of sales in the same period of 2004. This increase was primarily due to the reasons cited above.

Operating expenses increased 24.5% or $3.2 million to $16.3 million in the third quarter of 2005 from $13.1 million in the same period of 2004. The increase was primarily due to the increase in amortization expense and selling expenses incurred due to increased revenues.

Operating income increased to $13.0 million in the third quarter of 2005 from $11.7 million in the third quarter of 2004 due to increased gross margins, partially offset by increased operating expenses as described above. Operating income margins decreased to 12.1% of sales in 2005 from 13.0% in 2004 due to increases of costs of sales and operating expenses outpacing growth in sales.

Interest expense decreased $0.2 million in the third quarter of 2005 as compared to the third quarter of 2004 due to lower debt balances.

Net income decreased by $1.4 million to $5.4 million for the third quarter of 2005 from $6.8 million in the same period of 2004 due to the income tax effect of converting from a subchapter “S” corporation to a subchapter “C” corporation.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended October 1, 2004

Sales increased 18.8% or $42.8 million to $270.5 million in the first nine months of 2005 compared to $227.8 million in the first nine months of 2004. Grain sales increased 9.3% in the first nine months of 2005 to $160.4 million primarily as a result of pricing increases in grain storage products and market share penetration of new products such as grain transportation equipment, partially offset by lower volumes in grain storage due to less volume of product sold. Swine equipment sales increased 47.3% due to an improved swine production market that allows producers to make capital investments to upgrade equipment. Poultry equipment sales increased 26.2% primarily due to increased volume in Brazil and South Africa.

Cost of goods sold increased 16.7% or $28.9 million to $202.4 million or 74.8% of sales in the first nine months of 2005 compared to $173.5 million or 76.2% of sales in the first nine months of 2004. This increase is due in part to the amortization of the inventory step up of fair value of $4.6 million, due to the revaluation of inventory to fair value at the time of the Acquisition. The improvement in margins is due to increased pricing partially offset by higher material costs, particularly steel costs.

Gross profit increased to $68.1 million in the first nine months of 2005 or 25.2% of sales from $54.3 million or 23.8% of sales in the same period of 2004. This increase was primarily due to the reasons cited above.

Operating expenses increased 42.9% or $14.8 million to $49.4 million in the first nine months of 2005 from $34.6 million in the same period of 2004. The table below outlines the significant increases in operating expenses (in thousands).

AMOUNT OF INCREASE
Selling expenses	$3,406
Non-cash compensation expense	4,756
Minority interest compensation expense	690
Seller transaction expenses	3,966
Bad debt reserve for YCII	627
Amortization	$2,591

The increase in selling expenses related to the increased revenue.

The non-cash compensation expense relates to the dividends paid to non-voting stockholders and the change in the market value of the non-voting shares for the stock that was sold to members of management and is treated as a variable stock award. According to APB Opinion 25, this increase in market value must be recorded as compensation expense. The minority interest compensation expense is the market value of the portion of Brazil that is owned by a member of management. The seller transaction expenses relate to the sale of the Company on May 16, 2005 to GSI Holdings. All of the expenses so recorded related only to the predecessor period ending May 16, 2005.

Operating income decreased to $18.7 million in the first nine months of 2005 from $19.7 million in the first nine months of 2004. Operating income margins decreased to 6.9% of sales in 2005 from 8.7% in 2004 due to increased operating expenses, partially offset by increased gross margins as described above.

Interest expense increased $0.5 million in the first nine months of 2005 as compared to the first nine months of 2004 due to higher borrowing costs.

Upon conversion from a subchapter “S” corporation to a subchapter “C” corporation the Company recorded a net deferred tax asset of $4.6 million. The conversion of tax status significantly impacted net income for the first nine months of 2005. See note 7 to our condensed consolidated financial statements beginning on page F-39 for more detail.

Net income increased by $1.0 million to $8.6 million for the first nine months of 2005 from $7.6 million in the same period of 2004.

Liquidity and Capital Resources—Three Months and Nine Months Ended September 30, 2005

The Company has historically funded capital expenditures, working capital requirements, debt service, stockholder dividends and stock repurchases from cash flow from its operations, augmented by borrowings made under the Company’s credit facility and the sale of the Company’s notes.

The Company’s working capital requirements for its operations are seasonal, with investments in working capital typically building in the second and third quarters and then declining in the first and fourth quarters. The Company defines working capital as current assets less current liabilities. As of September 30, 2005, the Company had $54.0 million of working capital, an increase of $13.7 million from working capital as of December 31, 2004. The increase in working capital was primarily due to increases in cash, accounts receivable and deferred taxes and decreases in customer deposits and current maturities of long-term debt of $38.5 million, partially offset by decreases in inventory, prepaids and other current assets and increases in accounts payable, payroll and payroll related expenses, accrued interest and income taxes payable of $24.6 million.

Operating activities provided $25.6 million and $9.2 million in cash flow in the first nine months of 2005 and 2004, respectively. This $16.4 million increase in cash flow was primarily the result of increases in net income, depreciation and amortization, non-cash charges related to inventory fair value, stock based compensation, minority interest compensation, accounts payable, accrued expenses, inventory and other current assets of $29.5 million, partially offset by decreases in deferred taxes, accounts receivable and customer deposits of $12.9 million compared to the first nine months of 2004.

Investing activities used $4.4 million and $2.6 million in cash flow in the first nine months of 2005 and 2004, respectively. The cash was used primarily for the purchase of property, plant and equipment.

Financing activities used $19.6 million and $7.9 million in cash flow in the first nine months of 2005 and 2004, respectively. The cash was used primarily to pay down debt.

The Company believes that existing cash, cash flow from operations and available borrowings under its refinanced revolving credit facility will be sufficient to support its working capital, capital expenditures and debt service requirements for the foreseeable future.

Revolving Credit Facility

On May 16, 2005, concurrently with the issuance of $110,000,000 of 12% Senior Notes due 2013 and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company refinanced its existing credit facility with a five-year asset-backed revolving credit facility provided by lenders led by Wachovia Capital Finance Corporation (Central) (“Wachovia”), as the agent. The maximum amount of revolving credit available under the Company’s refinanced credit facility (the “Credit Facility”) is $60.0 million and the Company has the option to increase the facility in increments of $5.0 million up to a maximum of $75.0 million (subject to compliance with the covenants in the indenture). Up to $15 million of the facility is available for issuances of letters of credit.

The Credit Facility provides floating rate revolving loans bearing interest at a rate equal to 0.0% to 0.5% over Wachovia’s prime rate or 1.50% to 2.00% over LIBOR, in each case based on the excess availability under the borrowing base from time to time.

The Company’s obligations under its Credit Facility are secured by a first priority lien on, and pledge of, substantially all of its and any subsidiary guarantors’ current and future assets. In addition, GSI Holdings pledged all of its shares of the Company’s common stock, as well as any rights that it may have under the stock purchase agreement with the Company’s selling stockholders, as additional collateral security.

The Credit Facility contains certain covenants that are substantially similar to, but generally no more restrictive than, the covenants under the Company’s existing credit facility. The Company’s ability to make borrowings under the Credit Facility is subject to customary representations, warranties and covenants. The Credit Facility also contains various customary events of default.

Senior Notes due 2013

On May 16, 2005, concurrently with the refinancing of its existing revolving credit facility with Wachovia Capital Finance Corporation and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company issued and sold $110,000,000 aggregate principal amount of Senior Notes due 2013 (the “Notes”). Payment on the Notes is guaranteed on an unsecured basis by GSI Holdings and by all of the Company’s domestic material subsidiaries. None of the Company’s domestic subsidiaries are currently material subsidiaries. The Notes were issued under an Indenture among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture”).

The Notes have a fixed annual interest rate of 12%, which will be paid semiannually in arrears on May 15 and November 15, commencing on November 15, 2005.

Prior to May 15, 2008, the Company may redeem up to 35% of the Notes at a redemption price of 112.000% of the principal amount, plus accrued and unpaid interest from the proceeds of certain equity offerings; provided that: (i) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption and (ii) the redemption occurs within 90 days of the date of the closing of such equity offering. Except pursuant to the preceding sentence, the Notes will not be redeemable at the Company’s option prior to May 15, 2009.

On or after May 15, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) listed below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date: 2009 at a redemption price of 106.000%; 2010 at a redemption price of 103.000%; and 2011 and thereafter at a redemption price of 100.000%.

Upon a change of control, as defined in the Indenture, the Company is required to offer to purchase all of the Notes then outstanding for cash at 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Also in May 2005, the Company redeemed all $100 million principal amount of its existing 10-1/4% senior subordinated notes due 2007 at a price of 101.729% plus accrued interest from May 1, 2005 to the date of redemption.

Restatements 2004, 2003, 2002 and 2001

First Restatement

During the Company’s year-end review of 2004, it discovered accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2003, 2002 and 2001 financial statements. A description of the errors and related impact of each on the financial statements follows. Amounts are stated in whole dollars.

At the end of 2001, the Company began the process of shutting down its Mason City, Iowa plant, which served as the headquarters for its DMC subsidiary. As the Company began the revenue cycle process at its corporate headquarters, cost of sales estimates were understated during 2002, while cost accounting records were being developed for the products previously handled by the Mason City employees, which caused the remaining inherited inventory costs to be overstated by approximately $6 million. The Company became aware of the overstatement in early 2003, but erroneously assigned the overstated value to inventory that would flow through the cost of sales over the next few years. This erroneous correction reduced the stated value of the inventory by approximately $2.2 million in 2003 and $4.3 million in 2004. During the 2004 year-end closing process, this issue was re-examined, and the Company determined that it would be appropriate to restate the 2002 cost of sales and year-end inventory, the period when the overstatement occurred.

In 1997, the Company’s majority stockholder began selling non-voting shares to certain employees. The Company’s majority stockholder helped finance each employee’s purchase with a non-recourse, loan (in the form of interest-bearing notes) to each employee with the shares as the only collateral for the notes. APB Opinion 25 and its interpretations require that these transactions be imputed to the Company’s financial statements and be accounted for as variable stock awards, which practice the Company had not previously followed. Treatment of the transaction as a variable stock award requires the Company to recognize as compensation expense the extent to which the fair market value of the underlying shares exceeds the original purchase price for such shares. The fair value of the underlying shares first exceeded the price paid for the shares in 2002. The effect of recording the resulting compensation expense reduced previously reported net income for 2003 by $484,097 and reduced previously reported net income for 2002 by $89,511. The dividends paid to the non-voting shareholders are classified as compensation expense and reduced previously reported net income for 2003, 2002 and 2001 by $62,584, $113,647 and $84,810, respectively.

In 2002, the Company entered into an agreement with the manager of its Brazilian subsidiary whereby the Company agreed to issue him shares of the Brazilian subsidiary’s stock primarily based on the financial performance of the Brazilian subsidiary. This agreement constitutes a stock compensation arrangement for which the Company did not previously recognize compensation expense. The effect of recording compensation expense related to this arrangement reduced previously reported net income for 2003 by $340,000 and reduced previously reported net income for 2002 by $401,000.

Prior to the 2004 closing process, the Company had been using Mexican Pesos as the functional currency of its Mexican subsidiary. During the 2004 closing process, the Company determined that the correct functional currency of its Mexican subsidiary should be U.S. Dollars rather than Mexican Pesos. The effect of this change reduced previously reported 2003 and 2002 net income by $98,644 and $315,917, respectively, and increased previously reported 2001 net income by $69,692.

In 2001, 2002 and 2003, the Company’s CEO and majority stockholder elected not to accept salary and board fees that were subsequently paid in 2004. The Company did not accrue these amounts in those years. The effects of accruing compensation for the Company’s CEO reduced previously reported 2003, 2002 and 2001 net income by $100,000, $507,515 and $257,000, respectively.

The Company changed from a stop-loss workers’ compensation insurance policy to a high-deductible self-insured policy in 2000 and did not subsequently accrue a liability for claims incurred but not reported. The effect of accruing for such claims in 2003, 2002 and 2001 reduced previously reported net income by $289,506, $698,246 and $603,090, respectively.

The Company also made adjustments in 2003, 2002 and 2001 to correct previous reporting of overhead adjustments in overseas inventories and gain on inter-company sales.

Second Restatement

Following the closing of the Acquisition on May 16, 2005, the new management appointed by the new owner of the Company discovered additional accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2004, 2003 and 2002 financial statements. A description of the errors and related impact on each of the financial statements follows. Amounts are stated in whole dollars.

The Company made adjustments in 2004, 2003 and 2002 to correct its carrying values of inventory in such periods to conform to the Company’s historical policy for valuing and accounting for excess and obsolete inventory. The effect of these adjustments reduced previously reported net income by $559,000 in 2004 and $1,307,000 in 2002 due to properly reflecting the effect of net increases (net of decreases due to sale or discard) in inventory in such periods that should have been considered obsolete had our policy for accounting for slow moving inventory been properly applied in such periods. Conversely, the adjustments increased net income in 2003 by $283,000 due to properly accounting for the effect of net decreases in inventory that should have been considered to be obsolete in 2002 had our policy for accounting for slow moving inventory been properly applied in such periods.

The Company made adjustments in 2004, 2003 and 2002 to expense warranty and research and development costs, which were erroneously included in inventory. The effect of these changes increased net income by $654,000 and $51,000 in 2004 and 2002, respectively, and decreased net income by $558,000 in 2003.

The Company made adjustments in 2004, 2003 and 2002 to correct the amount of overhead that was included in inventory. The previous inventory balance included an excessive amount of overhead. The effect of these changes increased net income by $2,188,000 and $1,777,000 in 2004 and 2003, respectively, and decreased net income by $2,951,000 in 2002.

The combined effect of these changes increased net income by $2,283,000 and $1,502,000 in 2004 and 2003, respectively, and decreased net income by $4,207,000 in 2002. With respect to prior fiscal years summarized in Selected Historical Consolidated Financial Data above, the combined effect of the changes effected by the these restatements decreased net income by $1,836,000 in 2001 and $2,678,000 in 2000.

The financial statement impact of the above noted adjustments is indicated in the table below stated in thousands of dollars except for per share line items:

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
FISCAL YEAR 2004
Consolidated Balance Sheet:
Inventory	$53,588	—	—	$(4,935)	$48,653
Retained earnings	3,944	—	—	(4,935)	(991)
Consolidated Statement of Income:
Cost of sales	226,310	—	—	(2,283)	224,027
Operating income	16,469	—	—	2,283	18,752
Net income	1,709	—	—	2,283	3,992
Basic and diluted earnings per share	$1.31	—	—	$1.75	$3.06

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
FISCAL YEAR 2003 (Note *)
Consolidated Balance Sheet:
Inventory	$54,165	$(4,562)	$49,603	$(7,218)	$42,385
Payroll and payroll related expenses	3,071	565	3,636	—	3,636
Other accrued expenses	4,057	1,891	5,948	—	5,948
Paid in capital	3,006	574	3,580	—	3,580
Accumulated other comprehensive loss	(11,929)	345	(11,584)	—	(11,584)
Retained earnings	12,531	(8,678)	3,853	(7,218)	(3,365)
Consolidated Statement of Income:
Cost of sales	190,694	(995)	189,699	(1,502)	188,197
Selling, general and administrative expenses	36,591	3,365	39,956	—	39,956
Operating income	9,290	(3,171)	6,119	1,502	7,621
Foreign currency transaction loss	(102)	(212)	(314)	—	(314)
Other, net	(3,544)	3,749	205	—	205
Minority interest in net income of subsidiary	—	(77)	(77)	—	(77)
Net income (loss)	(6,232)	452	(5,780)	1,502	(4,278)
Basic and diluted earnings per share	$(3.51)	$0.25	$(3.26)	$0.85	$(2.41)

	AS PREVIOUSLY REPORTED	FIRST RESTATEMENT	AS RESTATED	SECOND RESTATEMENT	AS RESTATED
FISCAL YEAR 2002 (Note *)
Consolidated Statement of Income:
Cost of sales	$176,836	$6,485	$183,321	$4,207	$187,528
Selling, general and administrative expenses	36,767	931	37,698	—	37,698
Operating income	15,787	(8,534)	7,253	(4,207)	3,046
Foreign currency transaction loss	(468)	(323)	(791)	—	(791)
Minority interest in net income of subsidiary	—	(26)	(26)	—	(26)
Net income (loss)	2,330	(8,526)	(6,196)	(4,207)	(10,403)
Basic and diluted earnings per share	$1.31	$(4.80)	$(3.49)	$(2.37)	$(5.86)

Note * The reported figures in these tables may differ from the Consolidated Statement of Operations because they do not reflect the reclassification of certain amounts for discontinued operations.

Historical Performance—Years Ended December 31, 2004, 2003, 2002 and 2001

The following paragraphs discuss our financial condition and results of operations for the fiscal years ended December 31, 2004, 2003, 2002 and 2001.

Results of Operations (after second restatement)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales increased 21.6% to $288.1 million in 2004 compared to $236.9 million in 2003. Swine equipment sales increased 11.0% due to improving market conditions. Grain sales increased 26.6% in 2004 to $177.6 million primarily as a result of strong grain storage demand due to increased crop size, higher realized prices, and market share penetration of newer products such as grain transportation equipment. Strong sales of grain equipment in our Agromarau subsidiary also contributed to the increase. Poultry sales increased 16.5% year-over-year, primarily as a result of gains in domestic market share and higher realized prices. In October 2004, we sold the assets of our Canadian subsidiary, which accounted for $0.6 million in 2004 sales as compared to $0.8 million in 2003 sales.

Gross profit increased to $64.1 million in 2004, or 22.3% of sales, from $48.7 million or 20.6% of sales in 2003. This increase was primarily due to increased volume, which allowed the company to leverage its fixed expenses and higher realized prices, but was mostly offset by higher material costs.

Operating expenses increased 10.5%, or $4.3 million, to $45.4 million in 2004 from $41.1 million in 2003. This increase in operating expenses was the result of a $2.0 million year-over-year increase in stock-based compensation, a $7.2 million increase in expenses associated with the simultaneous purchase and sale of FarmPRO in December 2004, offset in part by $1.8 million in lower litigation and other expenses in 2004 relating to a dispute with the Yemen Company for Industrial Investment (“YCII”) and cost reduction initiatives. As a percentage of sales, operating expenses decreased to 15.7% in 2004 from 17.3% in 2003.

Operating income increased to $18.8 million in 2004 from $7.6 million in 2003. Operating income margins increased to 6.5% of sales in 2004 from 3.2% in 2003.

Interest expense increased $0.9 million due to slightly higher borrowing costs, as well as increased levels of debt incurred to fund stock repurchases in 2004.

Net income in 2004 was $4.0 million, compared to a net loss of $4.3 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales increased 3.2% or $7.4 million to $236.9 million in 2003 compared to $229.5 million in 2002. Poultry equipment sales were essentially flat. Increases in demand for grain products were partially offset by decreases in demand for swine products.

Gross profit increased to $48.7 million in 2003 or 20.6% of sales from $42.0 million or 18.3% of sales in 2002. This increase was primarily due to an improvement in production efficiencies following the 2002 consolidation efforts.

Operating expenses increased 5.6% or $2.2 million to $41.1 million in 2003 from $38.9 million in 2002. As a percentage of sales, operating expenses increased to 17.3% in 2003 from 17.0% in 2002. This increase was primarily the result of the write off of the Yemen receivable.

Operating income increased to $7.6 million in 2003 from $3.0 million in 2002. Operating income margins increased to 3.2% of sales in 2003 from 1.3% in 2002.

Interest expense increased $0.2 million due to slightly higher borrowing costs.

Net loss decreased to $4.3 million in 2003 from $10.4 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales increased 0.3% or $0.6 million to $229.5 million in 2002 compared to $228.9 million in 2001. Grain equipment sales were essentially flat. Increases in demand for poultry products were offset by decreases in demand for swine products.

Gross profit decreased to $42.0 million in 2002 or 18.3% of sales from $52.7 million or 23.1% of sales in 2001. This decrease was primarily due to production inefficiencies caused by consolidation efforts.

Operating expenses decreased 5.6% or $2.3 million to $38.9 million in 2002 from $41.2 million in 2001. As a percentage of sales, operating expenses decreased to 16.9% in 2002 from 18.0% in 2001. This decrease was primarily the result of cost cutting measures, which included the consolidation of the Indianapolis office.

Operating income decreased to $3.0 million in 2002 from $11.6 million in 2001. Operating income margins decreased to 1.3% of sales in 2002 from 5.1% in 2001.

Interest expense decreased $1.4 million due to lower borrowing costs.

Net loss increased to $10.4 million in 2002 from $1.6 million in 2001.

Liquidity and Capital Resources—Years Ended December 31, 2004, 2003, 2002 and 2001

The Company has historically funded capital expenditures, working capital requirements, debt service, stockholder dividends and stock repurchases from cash flow from its operations, augmented by borrowings made under various credit agreements and the sale of the Notes.

The Company’s working capital requirements for its operations are seasonal, with investments in working capital typically building in the second and third quarters and then declining in the first and fourth quarters. The Company defines working capital as current assets less current liabilities. As of December 31, 2004, the Company had $40.3 million of working capital, a decrease of $2.8 million as compared to its restated working capital as of December 31, 2003. This decrease in working capital was due largely to an increase in current maturities of long-term debt and a decrease in accounts receivable, partially offset by an increase in inventory.

The change in the Company’s accounts receivable balance from 2003 to 2004 was attributable to a combination of the following factors:

(a) FarmPRO, Inc. Receivable Write Off: GSI wrote off $2.6 million in accounts receivable from FarmPRO, Inc. in 2004 the majority of which was recorded in 2003 or prior years, in connection with their restructuring and subsequent sale.

(b) Reversal of YCII Receivable Reserve: In 2004, GSI reversed $0.4 million of a reserve that the Company recorded in 2003 in respect of amounts receivable from YCII, a customer with whom GSI has a dispute relating to a grain facility erection project begun in 1998.

(c) Other: In 2004, GSI shifted a significant number of international accounts to prepay only accounts, in order to reduce bad debt expense. Furthermore, GSI improved its collection policies relating to certain of its product lines, in particular the transport augers, which contributed to a decrease in days outstanding.

(d) Increase in Reserve for Doubtful Accounts: GSI’s reserve for doubtful accounts increased to $3.4 million during the fiscal year 2004.

From 2003 to 2004, on a restated basis, total inventory increased by 15%, while cost of goods, on a restated basis, increased by 19%. A more specific discussion of the year over year change in the components of inventory follows:

(a) Raw materials: Raw material inventory increased 67% from 2003 to 2004. This was driven by i) growth in sales driven by favorable trends in GSI’s end markets (which management expects to continue in 2005); and ii) opportunistic purchases by management of raw materials during the 4th quarter in anticipation of rising steel costs in 2005.

(b) Work-in-process: Work in process inventory decreased by 49% during the year as a result of continuing implementation of lean manufacturing techniques as well as improved tracking and monitoring of work in process inventory in GSI’s plants.

(c) Finished goods: Finished goods inventory increased 31% during the year. This was mainly attributable to sales growth during the year.

Operating activities generated $9.9 million, $13.4 million and $3.6 million of cash in 2004, 2003 and 2002, respectively. The decrease in cash flow from operating activities from 2003 to 2004 of $3.5 million was primarily the result of a change in inventory, accounts payable and customer deposits of $22.0 million offset by changes in net income, accounts receivable, accrued expenses, stock-based compensation and deferred taxes totaling $18.6 million.

The Company’s capital expenditures totaled $6.3 million, $1.7 million and $5.2 million in 2004, 2003 and 2002, respectively. Capital expenditures have primarily been for machinery and equipment and the expansion of facilities. The Company anticipates that its capital expenditures in 2005 will be less than that of 2004.

Cash used in financing activities in 2004 consisted primarily of $14.6 million of treasury stock purchases, a $2.3 million payment of shareholder loans and a $1.6 million dividend for taxes offset by $2.9 million of borrowing under the Credit Facility and a $7.1 million shareholder loan. Cash used in financing activities in 2003 consisted primarily of $15.2 million of payments of long-term debt, a $2.2 million payment of shareholder loans and a $1.1 million dividend for taxes offset by $2.2 million of borrowing under the Credit Facility and a $1.6 million shareholder loan. Cash provided by financing activities in 2002 consisted primarily of $7.8 million of increased borrowings under the Credit Facility and a $1.5 million shareholder loan offset by $4.5 million of payments of long-term debt, a $1.8 million dividend for taxes, and a $0.7 million payment of shareholder loans.

The Company believes that existing cash, cash flow from operations and available borrowings under the Credit Facility will be sufficient to support its working capital, capital expenditures and debt service requirements for the foreseeable future.

On October 31, 2003, The GSI Group, Inc. (the “Company”) entered into a three-year credit facility with lenders led by Congress Financial Corporation (Central) to provide up to a maximum amount of $75.0 million, subject to various conditions including borrowing base availability to replace the Company’s then-existing senior credit facility, which provided for maximum outstanding borrowings of $60.0 million. Revolving loans and letters of credit under the credit facility are based on a borrowing base, which includes accounts receivable, inventory and fixed assets. A $12.5 million term loan (which was subsequently increased to $20.8 million as described below) due October 31, 2006 is also included in the credit facility. Revolving loan borrowings bear interest at a rate per annum as elected by the Company equal to 2.5% to 3.0% over LIBOR or 0.0% to 0.50% over the Prime Rate, both being based on excess availability under the borrowing base. The term loan borrowings bear interest at a floating rate per annum equal to 8% over the Prime Rate (which was subsequently decreased as discussed below.

On July 9, 2004, the Company’s credit facility was amended to provide for an additional $14.6 million term loan (approximately $6.2 million of the original term loan then remained outstanding). The Company used the proceeds from the increased term loan to repurchase shares of the Company’s voting common stock from Craig

Sloan upon his retirement from the Company. In connection with that amendment, Mr. Sloan and Congress Financial Corporation (Central) entered into a capital call agreement that requires Mr. Sloan to either make an investment in the Company or purchase a participation in the revolving loans if certain conditions are met.

On October 19, 2004, the Company’s credit facility was amended to decrease the interest rate on the term loan to 6.75% over Prime Rate (subject to an 11% minimum and a 13.25% maximum) and to permit additional term loans on or prior to April 19, 2005, subject to various conditions including an aggregate limit of $17.5 million for all term loans and restrictions on reducing the term loans below $8 million.

On February 2, 2005, the Company’s credit facility was amended to permit under certain conditions the payment of annual dividends in an amount not to exceed $2 million in the aggregate.

The Company’s credit facility contains a number of covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, pay or make dividends or distributions to the Company’s stockholders, create liens on assets, enter into sale and leaseback transactions and otherwise restrict our general corporate activities. The Company is also required to comply with specified financial ratios and tests, including maintenance of a minimum EBITDA, a senior debt to EBITDA ratio and a fixed charge coverage ratio.

The Company’s credit facility contains various events of default, including defaults relating to payments, breaches of representations, warranties and covenants, certain events of bankruptcy and insolvency, defaults on other indebtedness, certain liens and encumbrances on assets and certain changes of control of the Company.

Borrowings under the credit facility are secured by substantially all of the Company’s assets.

As of December 31, 2004, in addition to $11.0 million of outstanding term loans, the Company had $23.5 million of revolving loans outstanding and $4.4 million of standby letters of credit under the credit facility, which reduced the overall availability under the credit facility to $14.8 million.

Contractual Obligations

	($ in thousands)
	Payments due by period
	Total	2005	2006	2007	Thereafter
Long-term debt obligations(a)	$139,130	$5,167	$34,483	$99,480	—
Operating lease obligations(b)	4,624	1,539	1,265	952	868
Purchase obligations(c)	79,300	43,200	36,100	—	—
Interest obligations(d)	30,750	10,250	10,250	10,250	—
Total	$253,804	$60,156	$82,098	$110,682	$868

(a)	Includes principal payments due on long-term debt. See note 9, “Long-term Debt,” to our audited consolidated financial statements included elsewhere in this prospectus.

(b)	See note 12, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus.

(c)	Represents the minimum obligation under our supply arrangements related to product and/or services entered into in the normal course of our business.

(d)	Represents interest payments on our 10 1/4% senior subordinated notes due 2007. As discussed above, we redeemed the 10 1/4% senior subordinated notes pursuant to their terms upon the closing of the offering of the original notes, which will mature in 2013.

Registration Obligations

We are a party to a registration rights agreement in connection with our private placement of the original notes. The registration rights agreement requires us to pay liquidated damages to investors if we fail to file a registration statement to register the original notes by August 12, 2005 or if such registration statement is not declared effective by the SEC by November 11, 2005. The liquidated damages to investors are in an amount equal to $.05 per week per $1,000 in principal amount of the original notes held by such investor for each week or portion thereof for the first 90 days, increasing by $.05 per week per $1,000 in principal amount with respect to each subsequent 90-day period until the registration statement is filed and is declared effective by the SEC, up to a maximum amount of liquidated damages of $.50 per week per $1,000 in principal amount of original notes. We filed a Form S-4 for the exchange notes on August 15, 2005, and thus accrued liquidated damages from August 13, 2005 until August 15, 2005 at the rate of $.05 per week per $1,000 in principal amount of original notes. As this registration statement has not yet been declared effective, we have again been accruing liquidated damages in respect of the original notes since November 12, 2005. We will continue to accrue liquidated damages until such time as this registration statement is declared effective. As of January 27, 2006, liquidated damages are accruing in respect of the original notes at an amount equal to $.05 per week per $1,000 in principal amount.

Inflation

We believe that inflation has not had a material effect on our results of operations or financial condition during recent periods.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2 to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, investment impairments, goodwill impairments, contingencies, restructuring costs and other special charges, equity based compensation expense and taxes. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the consolidated financial statements.

Allowance For Doubtful Accounts

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there were a deterioration of a major customer’s creditworthiness, or actual defaults were higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, which could have an adverse impact on our revenue.

Revenue Recognition

Revenue is recorded when products are shipped, collection is reasonably assured, the price is fixed and determinable and there is persuasive evidence of an arrangement. Provisions are made at that time, when applicable, for warranty costs to be incurred.

Revenues on long-term, fixed-price contracts are recognized using the percentage of completion method. Percentage of completion is determined by comparing the actual costs incurred to date to the total estimated cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss. Retainages are included as current and noncurrent assets in the accompanying consolidated balance sheets. Revenue earned in excess of billings is comprised of revenue recognized on certain contracts in excess of contractual billings on such contracts. Billings in excess of costs are classified as a current liability.

Inventory

Inventories are stated at the lower of cost or market, net of reserve for obsolete or slow moving inventory. Cost includes the cost of materials, labor and factory overhead. The cost of all domestic and international inventories was determined using the first-in-first-out (“FIFO”) method. As of December 31, 2004, the Company’s policy for reserving for obsolete or slow moving inventory was to accrue reserves in the amount of the excess of amounts on hand over the trailing 36 month sales volumes for all finished goods and work in progress inventory, unless such excess amounts relate to newly introduced SKUs for which the Company has no long term sales history, in which case no reserve is applied. The Company did not have in place a policy for reserving for raw material inventory.

Warranty

We accrue for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. If we were to experience an increase in warranty claims compared with our historical experience or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margins could be adversely affected.

Goodwill Impairment

We perform goodwill impairment tests on an annual basis. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing, or otherwise exiting businesses, which could result in impairment of goodwill.

Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Self Insurance

A reserve for workers’ compensation IBNR (incurred but not reported) claims is established based on information provided by the insurance carrier. This reserve is adjusted monthly.

Compensation Expense

In 1997, our majority shareholder sold non-voting shares to certain employees at an arm’s length market value price. Our majority shareholder helped finance each employee purchase with a non-recourse interest-bearing note with each employee with the shares being held as collateral against that note. The Company ascertains the market value of those shares at each quarter-end to determine if compensation expense should be recorded to comply with generally accepted accounting principles.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk associated with adverse changes in interest rates and foreign currency exchange rates. The Company does not hold any market risk sensitive instruments for trading purposes. At December 31, 2004, principal exposed to interest rate risk was limited to $39.9 million in variable rate debt. The interest rates on the various debt instruments range from 4.25% to 12.25%. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities. Therefore, a change in the interest rate of 1% will change earnings by $0.4 million.

At December 31, 2004, approximately 12.5% of the Company’s sales were derived from international operations with exposure to foreign currency exchange rate risk. The Company mitigates its foreign currency exchange rate risk principally by establishing local production facilities in the markets it serves and by invoicing customers in the same currency as the source of the products. The Company also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. The Company’s exposure to foreign currency exchange rate risk relates primarily to the financial position and the results of operations of its Brazilian subsidiary. The Company’s exposure to such exchange rate risk as it relates to the Company’s financial position and results of operations would be adversely impacted by devaluation of the Brazilian Real per U.S. dollar. These amounts are difficult to accurately estimate due to factors such as the inherent fluctuations of intercompany account balances, balance sheet accounts and the existing economic uncertainty and future economic conditions in the international marketplace.

BUSINESS

General

We are a major worldwide manufacturer of agricultural equipment. We believe that we are the largest global manufacturer of both (i) grain storage bins and related conditioning and handling systems and (ii) swine feed storage and delivery, ventilation and confinement systems. We are also one of the largest global providers of equipment to the poultry producing industry, providing feed storage and delivery, watering, ventilation and nesting systems. We market our agricultural equipment primarily under our GSI®, DMC™, FFI™, Zimmerman™, AP™ and Cumberland® brand names in approximately 75 countries through a network of over 2,500 independent dealers, with whom we generally have long-term relationships. Our leading market position in the industry reflects both the strong, long-term relationships we have developed with our customers as well as the breadth, quality and reliability of our products. For the fiscal year ended December 31, 2004, as restated, we generated sales of $288.1 million. For the third fiscal quarter and the nine months ended September 30, 2005, we generated sales of $107.7 million and $270.5 million, respectively.

The following table summarizes the key attributes of each of our product lines:

	Grain Product Line	Swine Product Line	Poultry Product Line
2004 Sales(1)	$177.6 million (62% of total sales)	$46.8 million (16% of total sales)	$64.3 million (22% of total sales)
Q3 2005 Sales	$64.1 million (59% of total sales)	$20.2 million (19% of total sales)	$23.4 million (22% of total sales)
Nine Months 2005 Sales	$160.3 million (59% of total sales)	$50.4 million (19% of total sales)	$59.8 million (22% of total sales)

• Product Categories - Product Classes	• Grain Storage Bins • Grain Conditioning Equipment - Fans - Heaters - Dryers • Grain Handling Equipment - Elevators - Conveyors - Augers

•   Feed Storage and Delivery Systems

-   Augers

-   Storage Tanks

-   Dispensers

•   Ventilation Systems

-   Fans

-   Heaters

-   Cooling Systems

•   Confinement Systems and Other

-   Slated Flooring

-   Water Devices

-   Environmental Monitors

•   Feed Storage and Delivery Systems

-   Feed Storage Bins

-   Conveyance Systems

-   HI-LO® Pan Feeder

•   Watering Systems

•   Ventilation Systems

-   Fans

-   Evaporative Cooling Systems

-   Heating Systems

-   Automated Controls

•   Nesting Systems

• Select Brands	• GSI® • DMC™ • FFI™ • Zimmerman™	• AP™ • Airstream®	• Cumberland® • Airstream®

• Distribution Network	• Approximately 2,000 Dealers	• Approximately 350 Dealers	• Approximately 150 Dealers

(1)	Includes sales from discontinued operations of $0.6 million.

Through our distribution network of independent dealers, we market and sell a broad range of fully integrated grain storage, conditioning and handling products to farm operators and commercial businesses, such as the Archer-Daniels-Midland Company and Cargill, Inc. The end users of our equipment operate grain farms, feed mills, grain elevators, port storage facilities and commercial grain processing facilities. We believe that our grain storage, conditioning and handling equipment is superior to that of our principal competitors based on the strength, durability, reliability, design efficiency and breadth of product offering.

We market and sell our feeding and ventilation systems to swine and poultry growers, who purchase equipment through our distribution network of independent dealers. We also market our products to large integrators, such as Pilgrim’s Pride Corporation, Tyson Foods, Inc. and Smithfield Foods, Inc., who purchase swine and poultry from growers pursuant to contracts that specify which particular agricultural equipment is used in the growing process. We believe that our swine and poultry systems are the most effective in the industry in minimizing the feed-to-meat ratio, a key measure of operational efficiency. We also believe that our swine and poultry systems are superior to those of our principal competitors due to our proprietary, patented designs and our broad range of fully integrated products and systems.

On April 6, 2005, our stockholders entered into an agreement to sell all of the issued and outstanding shares of our common stock to GSI Holdings. On May 16, 2005, that transaction closed, concurrently with the closing of the offering for the original notes. The exchange offer is being consummated to satisfy our obligations under the registration rights agreement that we entered into when the original notes were sold in transactions exempt from the registration requirements of the Securities Act.

We were incorporated in Delaware on April 30, 1964. Our principal executive office is located at 1004 East Illinois Street, Assumption, Illinois 62510, and our telephone number is (217) 226-4421.

Our Competitive Strengths

We believe that our competitive strengths include the following:

•	Leading Market Positions. We believe that we are the largest global manufacturer of both (i) grain storage bins and related conditioning and handling systems and (ii) swine feed storage and delivery, ventilation and confinement systems. We are also one of the largest global manufacturers of equipment for the poultry producing industry, providing feed storage and delivery, watering, ventilation and nesting systems. We believe that we have achieved our leading market positions due to the breadth, quality and reliability of our products, our commitment to customer service and the effectiveness of our distribution network of independent dealers.

•	Provider of Fully Integrated Systems with Strong Brand Name Recognition. We offer a broad range of integrated products and systems that permits customers to purchase all of their grain, swine and poultry production equipment needs through our distribution network of independent dealers. Through our manufacturing expertise and experience, our GSI®, DMC™, FFI™, Zimmerman™, AP™ and Cumberland® brand names have achieved strong recognition in our markets. We design our fully integrated systems to help our end-user customers achieve operational efficiencies and maximize operating results by lowering their total production costs and enhancing their productivity. We also believe that our dealers benefit from purchasing fully integrated systems due to our strong after-market support for our end-user customers, lower administrative and shipping costs and the efficiencies our dealers gain from dealing with a single supplier.

•	Effective Global Distribution Network. We believe that we have developed a highly effective global distribution network consisting of over 2,500 independent dealers that market our products in approximately 75 countries. To ensure a high level of customer service, we carefully select and train our dealers. This approach to dealer selection and training has helped us to maintain a very low turnover rate within our dealer network, thereby providing our end-user customers with consistent and stable equipment and system supply. As a result, over the last three fiscal years, no domestic dealer representing sales to us in excess of $1 million per year has discontinued sales of any of our principal products in favor of those of a competitor. Our distribution network is also the principal supplier of repair parts to the end users of our products, which enables us to maintain strong ongoing relationships with our end-user customers and dealers. These relationships often result in long-term brand loyalty to our products on the part of end-user customers and create a steady base of recurring revenues for us.

•	Highly Diversified Revenue Base. We are well diversified by product line, geography and customer base. We sell our products to customers in approximately 75 countries through a network of over 2,500 independent dealers. In each of the last three fiscal years, no single customer or product class represented more than 10% of our sales.

•	Strong Cash Flow Characteristics. We believe that the combination of our relatively low maintenance capital expenditure requirements and the tax benefit created by the making of a section 338(h)(10) election in connection with the Acquisition will enable us to utilize a higher proportion of our EBITDA for debt service and investments in growth than would otherwise be the case. For our past two fiscal years, capital expenditures averaged $4.0 million each year, or 1.5% of sales.

•	Experienced Management Team. We are currently led by a management team with significant experience in the agricultural equipment industry. Our executive management team has an average of 24 years of industry experience, which we believe has helped us to establish strong, credible customer relationships and identify and respond quickly to market opportunities. In addition, following the closing of the Acquisition, we added to our management team a Chairman and a Chief Executive Officer with significant senior management experience in capital goods manufacturing companies, and an Interim Chief Financial Officer. In October 2005, certain members of our senior management team and certain other individual investors purchased approximately 10% of the outstanding shares of GSI Holdings’ common stock at the same price per share paid to our selling stockholders in the Acquisition.

Business Strategy

We are a major provider of agricultural equipment, and our objective is to continue to pursue profitable growth in our markets. Our business strategy includes the following principal elements:

•	Capitalize on Favorable Market Conditions and Trends. We intend to capitalize on the strong conditions and attractive market trends that exist in our industry. According to the USDA, from 2003 to 2004 U.S. net farm income increased 24% to $74 billion. We believe this increase will lead to increased domestic demand for our equipment in 2005. In addition, we believe there are several other trends that are driving demand for our grain equipment. As described in more detail below under “—Industry Overview,” these trends include (i) conversion of domestic cropland from soybeans to corn which continues to result in an increase in the aggregate volume of bushels produced, (ii) growth in demand for corn driven primarily by an increase in ethanol production in the United States, (iii) growth in genetically modified grains, which have greater storage and handling needs, (iv) continued increases in domestic corn yields and (v) continuing consolidation of the grain farm sector and the resulting increase in large scale on-farm grain storage. Demand for our products is also being driven by producers’ increasing focus on the efficiency of their agricultural equipment and by the increased presence of protein (for example, poultry and pork) in the diets of consumers.

•

Leverage Extensive Global Distribution Network.    We have developed a highly effective and established global distribution network that provides barriers to entry for competing products and services, and we intend to continue to use our distribution network and strong brand names to deepen our relationships with existing customers as well as to attract new customers. Part of this strategy involves using our distribution network to introduce new products into the market. For example, in 1998 we used our distribution network to introduce our grain handling equipment, including the Grain King™ line of auger products for the movement of grain, which equipment accounted for approximately $30.0 million of our 2004 sales.

•	Capitalize on Growth in International Markets. We believe that we have leading positions in key international growth markets for grain and livestock equipment, such as Brazil, China and Eastern Europe. We intend to continue to leverage our worldwide brand name recognition, leading market positions and international distribution network to capture the growing demand for its products that exists in the international marketplace. We also believe that the economic growth occurring in our international markets will result in consumers devoting larger portions of our income to improved and higher-protein diets, stimulating demand for poultry and pork and, in turn, our products.

•	Continue Development of Proprietary Product Innovations. Our research and development efforts focus on the development of new and technologically advanced products to respond to customer demands, changes in the marketplace and new technology. We work closely with our customers and utilize our existing technology to improve our existing products and develop new value-added products. For example, our HI-LO® pan feeder has the unique ability to adjust from floor feeding to regulated feed levels, thereby minimizing the feed-to-meat ratio and increasing growers’ efficiency. We intend to continue to actively develop product improvements and innovations to more effectively serve our customers.

•	Focus on Improving Profitability and Cash Flow Generation. In 2002, we began to implement a lean manufacturing initiative, which was primarily responsible for reducing our labor expense as a percentage of sales between 2002 and 2004. We believe that significant opportunities exist to continue to enhance our profitability and capital efficiency by further applying lean techniques to our manufacturing operations.

Industry Overview

The industry in which we operate is characterized both domestically and internationally by a few large companies with broad product offerings, such as GSI, CTB, Inc., a Berkshire Hathaway company, and Big Dutchman International GmbH, and numerous small manufacturers of single product lines. Competition is based on product value, reputation, quality, design and price as well as customer service. We believe that our leading brand names, diversified high-quality product lines and strong distribution network enable us to compete effectively.

Demand for agricultural equipment is driven by the overall level of grain, swine and poultry production, the level of net farm income, agricultural real estate values and producers’ increasing focus on improving productivity. The USDA projects U.S. net farm income to average $61 billion per year over the next 10 years as compared to an average of $48 billion per year in the 1990s.

Demand for grain equipment is increasing, due in large part to the following factors:

•	Conversion of Domestic Cropland from Soybeans to Corn. U.S. farmers are increasingly converting cropland to corn production due to expanded applications for corn and the increased relative profitability of corn production as compared to soybean production. According to the USDA, 2004 corn yields averaged 160 bushels per acre, compared to an average yield of 43 bushels per acre of soybeans. In addition, the harvesting, processing and distribution of corn is more equipment intensive than that of soybeans, due principally to the greater conditioning needs of corn. These factors are driving demand for additional infrastructure for grain storage, conditioning and handling.

•	Increase in Domestic Ethanol Production. Ethanol, produced from corn, is used as an additive to gasoline. According to the USDA, corn used in ethanol production grew at a compound annual growth rate of 14% from 1997 to 2004. Approximately 12% of 2004 domestic corn production was devoted to the production of ethanol. The USDA projects that demand for ethanol will continue to increase due to, among other factors, continued strong petroleum prices and regulatory bans on methyl tertiary butyl ether (MTBE) as an alternative fuel oxygenate.

•	Proliferation of Genetically Modified Organisms (“GMOs”). GMO acceptance among consumers has been growing, as has the breadth of GMO offerings. In order to ensure traceability, genetically modified grains must be separated during storage, transfer and conditioning, which requires that farmers and processors maintain multiple storage units and related conditioning and handling equipment.

•	Long-term Increases in Corn Yields. The increase in grain production attributable to advancements in seed and fertilizer engineering requires additional storage and other equipment to keep pace with production. According to the USDA, from 1984 to 2004, domestic corn production increased from 107 bushels per acre to 160 bushels per acre, which we believe resulted, in part, from these engineering changes and other technological advancements.

•	Consolidation of Grain Farm Production. According to the USDA, the percentage of total cropland acreage managed by farms with more than $1 million in annual revenue is projected to increase from 12% in 2004 to 26% in 2010. Larger grain farms are more likely to invest in large on-farm storage facilities due to their ability to afford greater capital goods purchases and their need for greater scale economies.

Our sales of swine and poultry equipment historically have been affected by the level of construction of new facilities undertaken by swine and poultry producers, which is affected by feed prices, environmental regulations and domestic and international demand for pork and poultry. Increases in feed and grain prices, which historically have supported sales of our grain equipment and systems, have also historically resulted in a decline in sales of feeding, watering and ventilation systems to swine and poultry producers. Demand for our swine and poultry equipment is also impacted by changes in consumers’ dietary habits, as consumers in the U.S. increase their consumption of poultry and pork and as consumers in developing countries devote larger portions of their income to improved and higher protein-based diets.

Products

We manufacture (i) grain storage bins and related conditioning and handling systems, (ii) swine feed storage and delivery, ventilation and confinement systems and (iii) poultry feed storage and delivery, watering, ventilation and nesting systems. We offer a broad range of products that permits customers to purchase their grain, swine and poultry production equipment needs from one supplier. We believe that our ability to offer integrated systems provides us with a competitive advantage by enabling our customers to purchase complete, integrated production systems from a single supplier who can offer high-quality installation and service.

In 2002, 2003 and 2004, no single customer represented more than 10% of our sales and no single class of products represented more than 10% of our sales.

Grain Product Line

We manufacture the following grain production equipment and systems:

Grain Storage Bins.    We manufacture and market a complete line of over 1,000 models of both flat and hopper bottomed grain storage bins with capacities of up to 730,000 bushels. We market our bins to both farm and commercial end users under our GSI® brand name. Our grain storage bins are manufactured using high-yield, high-tensile, galvanized steel and are assembled with high-strength, galvanized bolts and anchor brackets. Our grain storage bins offer efficient design enhancements, including patented walk-in doors and a roof design that provides specialized vents for increased efficiency, extruded lips for protection against leakage, large and accessible eave and peak openings for ease of access, and reinforced supportive bends to increase rigidity. We believe that our grain storage bins are the most reliable in the industry.

Grain Conditioning Equipment.    To meet the need to dry grain for storage, we manufacture and market a complete line of over 100 models of grain drying devices with capacities to dry up to 10,000 bushels per hour. We market our grain drying equipment to both farm and commercial end users under our GSI®, DMC™, Zimmerman™ and FFI™ brand names. Our drying equipment, which includes fans, heaters, top dryers, stirring devices, portable dryers, stack dryers, tower dryers and process dryers, is manufactured using galvanized steel and high-grade electrical components and utilize patented control systems, which offer computerized control of all dryer functions from one panel.

Grain Handling Equipment.    We manufacture and market a complete line of grain handling equipment to complement our grain storage and drying product offerings. We market our grain handling equipment, which includes bucket elevators, conveyors and augers, to both farm and commercial end users under our GSI® and Grain King® brand names. Our grain handling equipment can be easily integrated into our systems and those of our competitors and enables us to offer a fully integrated product line to grain producers.

Swine Product Line

We manufacture the following swine production equipment and systems:

Feeding Systems.    We manufacture our swine feeding products under our AP™ brand name. We custom design a wide array of state-of-the-art feeding systems used in today’s modern swine facilities. These include our Flex-Flo™ auger systems that are typically used to transport feed from the bulk feed storage tanks located outside of the buildings to the inside of the structure. Once inside it is moved either by additional Flex-Flo™ equipment or is transferred to our versatile “Chain Disk System,” which makes turns and changes in elevation much more easily. The feed is then delivered to the swine using a wide variety of ad lib feeders that are specifically designed to minimize feed waste by allowing a consistent setting to a predetermined level, providing the swine with reliable access to feed and the producer with convenient and consistent control. We also manufacture and sell individual feed dispensers, which producers use at times to feed each animal an exact amount of feed daily. All of these systems are highly automated and are designed to address the continually changing, multifaceted production practices in the pork industry, such as “wean to finish” technology (where pigs are started on a feeder at a very young age, using special designs that allow them to feed without being injured) or “sorting” technology (where pigs are sorted by weight daily and fed in accordance with selective parameters).

Ventilation Systems.    We manufacture ventilation systems for swine buildings under our AP™ and Airstream® brand names. These systems consist of fans, heating and evaporative cooling systems, winches, inlets and other accessories (including computer based automated control devices) that regulate temperature and air flow. Proper ventilation systems perform a critical role in minimizing the grower’s feed-to-meat conversion ratio because they reduce stress caused by extreme temperature fluctuation, allowing for higher-density productions and facilitate optimum swine health through disease prevention. Our swine ventilation systems produce high levels of air output at low levels of power consumption, adapt to a wide array of specialty fans and other accessories, operate with little maintenance or cleaning and provide precision monitoring of environmental control. We further specialize in designs that work with the new emerging production practices as they are being developed by producers so that the designs are market-ready when these production practices gain more widespread market acceptance.

Other Production Equipment.    We manufacture and market a wide array of equipment used in the balance of the swine production process, including plastic slated flooring, highly efficient watering devices, a wide variety of PVC extrusions used for construction applications in the facilities, rubber floor mats for pig comfort, creep heating systems for baby pigs, several styles of steel confinement equipment, and feed, water, and environmental monitoring equipment.

Poultry Product Line

We manufacture the following poultry production equipment and systems:

Feeding Systems.    We manufacture our poultry feeding systems under our Cumberland® brand name. We manufacture feeding systems that are custom tailored to both the general industry needs of different types of poultry producers and to the specialized needs of individual poultry producers. Our poultry feeding systems consist of a feed storage bin located outside the poultry house, a feed delivery system that delivers the feed from the feed storage bin into the house and an internal feed distribution system that delivers feed to the birds. Our poultry feed storage bins contain a number of patented features designed to maximize capacity, manage the quality of stored feed, prevent rain and condensation from entering feed storage bins and provide first-in, first-out material flow, thereby keeping feed fresh to help prevent spoilage, and blended to provide uniform quality rations. Our poultry feed delivery systems use non-corrosive plastic and galvanized steel parts specially engineered for durability and reliable operations and specialized tubing and augering or chain components that allow feed to be conveyed up, down and around corners. We believe that our patented HI-LO® pan feeder is superior to competitors’ products due to its unique ability to adjust from floor feeding for young chicks to regulated feed levels for older birds, thereby lowering the feed-to-meat ratio.

Watering Systems.    We manufacture nipple watering systems for poultry producers under our Cumberland® brand name. The ability of a bird to obtain water easily and rapidly is an essential factor in facilitating weight gain. Our poultry watering system consists of pipes that distribute water throughout the house to drinking units supported by winches, cables and other components, which units contain a regulator designed to provide different levels of water pressure according to demand. Our poultry watering systems are distinguished by their toggle action nipples, which transmit water from nipple to beak without causing undue stress on the bird or excess water to be splashed onto the floor. Our watering nipples are also designed to allow large water droplets to form on the cavity of the nipple, thereby attracting young birds to drink, which ultimately promotes weight gain.

Ventilation Systems.    We manufacture ventilation systems for poultry producers under our Cumberland® and Airstream® brand names. Equipment utilized in such systems include fiberglass and galvanized fans, the Komfort Kooler evaporative cooling systems, manual and automated curtains, heating systems and automated controls for complete ventilation, cooling and heating management. We believe our poultry ventilation products are reliable and easy to assemble in the field, permit energy-efficient airflow management and are well-suited for international sales because they ship compactly and inexpensively and assemble with little hardware and few tools. Accurate bird weighing systems integrate with the environmental controls to give growers and integrators running averages of their flock weights.

Nesting Systems.    We manufacture nesting systems for poultry producers under our Cumberland® brand name. These systems consist of mechanical nests and egg collection tables. Our nesting systems are manufactured using high-yield, high-tensile galvanized steel and are designed to promote comfort for nesting birds and efficiency for production personnel. We believe that our nesting systems are among the most reliable and cost-effective in the poultry industry.

Product Distribution

We distribute our products primarily through a network of U.S. and international independent dealers who offer targeted geographic coverage in key grain, swine and poultry producing markets throughout the world. Our dealers sell products to grain, swine and poultry producers, agricultural companies and various other farm and commercial end users. We believe that our distribution network is one of the strongest in the industry, providing our customers with high levels of service. Since our inception, we have experienced a very low turnover rate among our dealers. We believe this has resulted in a reputation of consistency in our products and stability with our customers. We further believe that the high level of commitment our dealers have to us is evidenced by the fact that many of our dealers choose not to sell products of our competitors.

We also maintain a sales force to provide oversight services for our distribution network, interact with integrators and end users, recruit additional dealers for our products, and educate our dealers on the uses and functions of those products. We further support and market our products with a technical service and support team, which provides training and advice to dealers and end users regarding installation, operation and service of products and, when necessary, on-site service.

For information regarding our sales by geographic region, see note 13 to the consolidated financial statements included herein.

Competition

The industry in which we operate is characterized both domestically and internationally by a few large companies with broad product offerings, such as us, CTB, Inc., a Berkshire Hathaway company, and Big Dutchman International GmbH, and numerous small manufacturers of single product lines. Competition is based on product value, reputation, quality, design and price, as well as customer service. We believe that our leading brand names, diversified high-quality product lines and strong distribution network enable us to compete effectively.

New Product Development

We have a product development and design engineering staff, most of whom are located in Assumption, Illinois. Our expenditures for product research and development were approximately $3.6 million, $2.5 million and $2.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. We charge research and development costs to operations as incurred.

Raw Materials

The primary raw materials we use to manufacture our products are steel and polymer materials, including PVC pipe, polypropylene and polyethylene. We also purchase various component parts, such as motors, that are integrated into our products. We are not dependent on any one of our suppliers, and in the past we have not experienced difficulty in obtaining materials or components. In addition, the materials and components we purchase are readily available from alternative suppliers. We have no long-term supply contracts for materials or components used in our manufacturing processes, except for steel and motors.

Regulatory and Environmental Matters

We are subject to a broad range of federal, state, local and foreign laws and requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with releases of hazardous substances at our facilities and offsite disposal locations, workplace safety and equal employment opportunities. Our expenditures to comply with such laws and requirements historically have not been material.

Backlog

Backlog is not a significant factor in our business because most of our products are delivered within a few weeks of their order. Our backlog at September 30, 2005 was $32 million compared to $23 million at October 1, 2004. We believe that our third quarter 2005-ending backlog will be filled by the end of December.

Patents and Trademarks

We protect our technological and proprietary developments through a combination of trade secrets, patents and trademarks. We currently have several active U.S. and foreign patents, trademarks and various licenses for other intellectual property. While we believe our patents, trademarks and licensed information have significant value, we do not believe that our competitive position or our operations are dependent on any individual patent or trademark or group of related patents or trademarks.

Employees

As of September 30, 2005, we had 1,308 employees of whom 989 were permanent and 319 were seasonal. Our employees are not represented by a union. We believe that our relationships with our employees are good.

PROPERTIES

The principal properties of The GSI Group as of September 30, 2005, were as follows:

Location	Description of Property

Assumption, Illinois	Manufacturing/Sales

Paris, Illinois	Manufacturing/Assembly

Newton, Illinois	Manufacturing/Assembly

Vandalia, Illinois	Manufacturing/Assembly

Flora, Illinois	Manufacturing/Assembly

Clear Lake, Iowa	Sales/Warehouse

Sioux City, Iowa	Sales/Warehouse

Marau, Brazil	Manufacturing/Sales

Penang, Malaysia	Manufacturing/Sales/Warehouse

Queretero, Mexico	Sales/Warehouse

Honeydew, South Africa	Sales/Warehouse

Ludford, Great Britain	Sales

Poznan, Poland	Sales

Shanghai, China	Sales/Warehouse

The corporate headquarters for the Company is located in Assumption, Illinois.

The Company’s owned facilities are subject to mortgages. The Company’s leased facilities are leased through operating lease agreements with varying expiration dates. For information on operating leases, see Note 12 to the Consolidated Financial Statements included herein.

The Company believes that its facilities are suitable for their present and intended purposes and have adequate capacity for the Company’s current levels of operation.

LEGAL PROCEEDINGS

The Company is involved in various legal matters arising in the ordinary course of business which, in the opinion of management, will not have a material adverse affect on the Company’s financial position or results of operations.

MANAGEMENT

The following table sets forth certain information concerning our directors, executive officers and other senior management:

Name	Age	Office
William Branch	60	Chairman
Richard M. Christman	55	Chief Executive Officer
Randall Paulfus(1)	59	Interim Chief Financial Officer
Michael Brotherton	44	Chief Operating Officer
Ann Montgomery	39	Vice President of Finance
Allen Deutsch	55	President of AP Division
David Vettel	47	President of GSI International Division
Charles Jordan	49	President of Cumberland Division
Dennis E. Schwieger	64	President of Grain Division
William A. Watson, II	44	Vice President of World Wide Engineering

(1)	Effective January 30, 2006, Randall Paulfus has resigned as Interim Chief Financial Officer. The Company has appointed Robert E. Girardin to serve as Interim Chief Financial Officer, effective January 30, 2006.

William Branch became our Chairman and Interim Chief Executive Officer promptly following the closing of the Acquisition. In August 2005, Mr. Branch resigned as President and Chief Executive Officer, but remains as Chairman. Mr. Branch is the former Chairman and Chief Executive Officer of Masland Industries, a global designer and manufacturer of interior trim and acoustic components for the automotive industry, and served in that capacity from 1986 to 1996. In 1990, Mr. Branch teamed with Bain Capital and Kelso & Company to purchase Masland Industries in a leveraged buyout, eventually taking the company public in a 1993 initial public offering and then selling it to Lear Corp. in 1996. From 1997 to 1999, Mr. Branch was Chief Executive Officer of Precision Fabrics Group, Inc., a privately held specialty textile company, where he led a restructuring of the business that included a lean manufacturing initiative. Since 1999, Mr. Branch has consulted in a variety of industries, including textiles, automotive components and building materials, while also serving as the director of Precision Fabrics Group and Stowe Corp., a multinational construction materials company. Mr. Branch received his B.A from the University of Maryland and is a veteran of the U.S. Air Force.

Richard M. Christman became our Chief Executive Officer in August 2005. Prior to joining the Company, Mr. Christman spent more than 30 years at Case Corporation and its successor company CNH, a global leader in construction and agricultural equipment. His recent leadership positions there include serving as president of multi-billion dollar operating units. Since February, 2005, Mr. Christman served as Chief Commercial Governance and Supply Chain Officer of Case Corporation. From January 2003 through February, 2005, Mr. Christman served as President of Case Corporation’s Agricultural North America and Australia New Zealand Region. From July 2000 through January 2003 he was President of Case Corporation’s IH Agricultural Business. He also served on the Board of Directors of the Association of Equipment Manufacturers. Mr. Christman holds a bachelor’s degree in mechanical engineering from Rose Hulman Institute of Technology and an MBA from the University of Michigan.

Randall Paulfus joined the Company in May 2005, became our Interim Chief Financial Officer in July 2005, and resigned effective January 30, 2006. Concurrently, Mr. Paulfus will remain a partner of Tatum CFO Partners, LLP, which he joined in 1998. From November 2003 to June 2005, Mr. Paulfus served as Chief Financial Officer for Enerl, Inc., a battery research and development company. Prior to joining Enerl, Inc., Mr. Paulfus served as Chief Restructuring Officer for Nitram, Inc., a fertilizer manufacturer. Previously, Mr. Paulfus had held Chief Financial Officer positions with Aviation Systems, Inc., an airplane parts provider, and Mosler Inc., a security systems company.

Michael Brotherton joined the Company in October 2002. Mr. Brotherton has been our Chief Operating Officer since July 2004. From October 2002 to July 2004, he served as our Senior Vice-President of Operations. From June 1988 to September 2002, he held various management positions culminating with Chief Operating Officer with Zexel Valeo Compressor U.S.A., Inc., a manufacturer of compressors for the automotive industry.

Ann Montgomery joined the Company in January 2001. Ms. Montgomery has been our Vice President of Finance since April 2004. From January 2001 to April 2004, she served as our Corporate Controller. From June 1998 to January 2001, she held various management and finance positions with American General Life Insurance Company.

Allen Deutsch joined the Company in January 1993. Mr. Deutsch has been President of our AP Division since October 2003. From September 2001 to October 2003, he served as President of our AP/Cumberland Division. From June 1996 to September 2001, he served as President of our AP Division. From April 1995 to June 1996, he served as Vice President of our AP Division. From January 1993 to April 1995, he served as National Sales Manager of our AP Division. From August 1983 to January 1993, he served as Sales Manager of AAA Associates, Incorporated, a manufacturer and marketer of livestock ventilation systems, which business was acquired by the Company in January 1993.

David Vettel joined the Company in November 1993. Mr. Vettel has been President of our GSI International Division since December 1995. From November 1993 to December 1995, he served as Vice President of our GSI International Division. From November 1991 to November 1993, he served as International Sales Manager of Chief Industries, Inc., a manufacturer of steel buildings and grain storage bins.

Charles Jordan joined the Company in May 1975. Mr. Jordan has been President of our Cumberland Poultry Division since October 2003. From February 2002 to October 2003, he served as our Director of Distribution. From February 1999 to February 2002, he left the Company to pursue other opportunities. From March 1989 to February 1999, he held various management positions within our Cumberland Division including President. From May 1975 to March 1989, he held various management positions within our grain and swine divisions.

Dennis E. Schwieger became our Grain Division President in December 2005. Prior to joining the Company, Mr. Schwieger was Executive Vice President of Sales, Marketing, Service, Parts, Overseas Operations, and Strategy/Business Development at the Jacobsen Division of Textron Corporation, a global leader in golf turf and commercial turf machinery. In that capacity, Mr. Schwieger drove various initiatives to focus on key marketing and operational issues and served as a member of the Textron Corporate Strategy Council. From 1995 to 2002, Mr. Schwieger was Vice President and General Manager of International Supply and Distribution at Valmont Industries, Inc., the world’s largest supplier of irrigation systems for agriculture. Mr. Schwieger has also held leadership positions at Case Corporation, Massey-Ferguson, Ltd and Deere & Company, and has served as President of the Board of Directors of the North American Irrigation Association and on the Boards of Directors of Ag Electronics Association—EMI and Hay and Forage Industries. Mr. Schwieger holds a B.S. in Mechanical Engineering from the University of Missouri and an M.B.A. from the University of Northern Iowa.

William A. Watson, II became our Vice President of World Wide Engineering in December 2005. From November 1990 to December 2005, Mr. Watson held various leadership positions at Lear Corporation, one of the world’s leading automotive interior systems suppliers. From July 2001 to December 2005, Mr. Watson served as Director of Global Business Practices—Product Lifecycle Management. In this capacity, Mr. Watson led the management team to develop cross-functional business process improvements and standardization. From December 2002 to July 2001, Mr. Watson served as Director of Product Engineering. Mr. Watson has also held leadership positions at McDonnell Douglas and Noranda Aluminum Incorporated. Mr. Watson serves as a member of the Society of Automotive Engineers, the American Society of Mechanical Engineers and the National Society of Professional Engineers. Mr. Watson holds a B.S. in Mechanical Engineering from University of Missouri, Rolla.

Robert E. Girardin has joined the Company, effective January 30, 2006, as our Interim Chief Financial Officer. Mr. Girardin has more than thirty years of experience as a senior finance/operations executive with small and large companies in the service and industrial sectors. Mr. Girardin joined Tatum CFO Partners, LLP as a partner in 2005 and has served with the Company in a consulting capacity since July 2005. From 2002 to 2005, Mr. Girardin served as the Chief Financial Officer of AMS Direct, Inc., a direct response marketing company. From 2000 to 2001, Mr. Girardin served as the Vice President of Finance for American Pharmaceutical Partners, Inc., a specialty pharmaceuticals manufacturer, and from 1997 to 2000, Mr. Girardin served as the Chief Financial Officer of a division of DiverseyLever and Unilver. Mr. Girardin is a Chartered Accountant and holds a B.A. in economics from the University of Manitoba.

EXECUTIVE COMPENSATION

The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company for the year ended December 31, 2005 of the Company’s Chief Executive Officer and the other five most highly compensated executive officers of the Company.

SUMMARY COMPENSATION TABLE

Name & Principal Position		Annual Compensation		All Other Compensation		Long-Term Compensation Awards
						Securities Underlying Options(1)

	Year	Salary	Bonus
Richard Christman(2)	2005	$87,365	—	$32,252	(3)	20,000
	2004	—	—	—		—
	2003	—	—	—		—

William Branch(4)	2005	$59,615	—	—		12,500
	2004	—	—	—		—
	2003	—	—	—		—

Russell C. Mello(5)	2005	$208,594	$150,000	$50,346	(6)	—
	2004	$193,281	—	—		—
	2003	$113,102	$30,000	—		—

Randall Paulfus(7)	2005	$153,785	—	—		—
	2004	—	—	—		—
	2003	—	—	—		—

Ann Montgomery(8)	2005	$84,423	$35,000	$844	(9)	1,250
	2004	$72,808	—	$728	(9)	—
	2003	$64,615	—	$646	(9)	—

(1)	Consists of options to purchase shares of common stock of GSI Holdings.
(2)	Hired on September 1, 2005 as Chief Executive Officer.
(3)	Includes $3,047 auto allowance and $29,205 moving allowance.
(4)	Acted as Interim Chief Executive Officer from May 16, 2005 to September 1, 2005.
(5)	Acted as Chief Executive Officer from July 8, 2004 to May 16, 2005 and as Chief Financial Officer from May 16, 2005 to July 5, 2005.
(6)	Includes $46,154 severance; $2,384 auto allowance; and $1,808 401K matching.
(7)	Hired on July 5, 2005 as Interim Chief Financial Officer; has resigned effective January 30, 2006.
(8)	Vice President of Finance.
(9)	401K matching funds.

Compensation Committee Interlocks and Insider Participation

The Company formed a Compensation Committee in August 2005. All members of the Company’s Board of Directors participated in deliberations regarding executive officer compensation during 2005. During 2005, no member of the Company’s Board of Directors served as a director or a member of the compensation committee of any other company of which any executive officer served as a member of the Company’s Board of Directors during 2005.

Director Compensation

GSI Holdings pays $25,000 annual compensation to Paul Farris for being a member of the GSI Holdings Board of Directors.

Retention of New Chief Executive Officer

In November 2005, we entered into an Executive Severance and Restrictive Covenant Agreement, dated as of October 6, 2005, with Richard M. Christman in connection with his appointment as Chief Executive Officer of the Company. Under such agreement, Mr. Christman is employed at-will, will receive an annual base salary of $295,000 and will be eligible to receive discretionary annual performance bonuses as determined by the Company’s Board of Directors. Mr. Christman will be entitled to participate in benefit plans and programs maintained by the Company from time to time and generally made available to its senior executive officers. The Company has also agreed to indemnify Mr. Christman from certain liability that he may incur in connection with his employment by the Company. Such agreement includes provisions that prohibit Mr. Christman from competing with or soliciting clients of the Company during his employment period and for a period of 18 months thereafter, soliciting employees of the Company during his employment period and for a period of three years thereafter or disclosing confidential information of the Company or its subsidiaries or affiliates. In addition, such agreement imposes certain obligations on us upon the termination of Mr. Christman’s employment, including, under certain circumstances, the payment of severance and the continuation of benefits for a period of 18 months and the continued vesting and exercisability of certain equity based compensation. In the event of the breach by Mr. Christman of any of the restrictive covenants described above, Mr. Christman will forfeit certain severance payments, equity based compensation and amounts received in connection with such equity based compensation.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information giving effect to the Acquisition with respect to shares of our voting common stock and non-voting common stock.

	Voting Common Stock		Non-Voting Common Stock
Name and Address of Beneficial Owner	Number of Shares	Percentage of Voting	Number of Shares	Percentage of Non-Voting
GSI Holdings Corp.(1)	626,948	100.00%	200,000	100.00%

(1)	GSI Holdings is primarily owned by Charlesbank Equity Fund V, Limited Partnership, and by related coinvestment funds. Approximately 12% of the common stock of GSI Holdings is owned by unrelated investment funds and certain individual management and non-management investors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Equity Investments

In October 2005, certain members of our senior management team and certain other individual investors purchased approximately 10% of the outstanding shares of GSI Holdings’ common stock for $100.00 per share, the same price per share paid by GSI Holdings in the Acquisition. The following table sets forth certain information with respect to stock purchases by our directors, our Chief Executive Officer and by the other executive officers identified herein under “Executive Compensation.” Each of the stockholders listed below, except for Richard M. Christman, currently owns less than 1% of the outstanding shares of common stock of GSI Holdings. Mr. Christman currently owns 1.77% of the outstanding shares of common stock of GSI Holdings.

Name of Owner	Relationship to the Registrants	Nature of Interest in the Transaction(s)	Amount of Individual’s Transaction
Richard M. Christman	Chief Executive Officer and Director (The GSI Group and GSI Holdings)	Stockholder	$1,000,000
William Branch	Chairman (The GSI Group and GSI Holdings)	Stockholder	$ 500,000
Paul Farris	Director (GSI Holdings)	Stockholder	$ 100,000
Ann Montgomery	Vice President of Finance	Stockholder	$ 100,000

In connection with these purchases, GSI Holdings entered into Stock Purchase and Management Equity Agreements with each of Richard Christman, William Branch, Paul Farris and Ann Montgomery in October 2005. Because Mr. Christman purchased his shares of common stock of GSI Holdings in two tranches, GSI Holdings entered into a second Stock Purchase and Management Equity Agreement with Mr. Christman in December 2005. Such agreements set forth, among other things, the terms of the stock purchases, transfer restrictions, repurchase rights and certain sale/purchase rights and certain piggyback registration rights. A form of such agreements is filed as an exhibit to this registration statement.

Corporate Development and Administrative Services Agreement

In connection with the closing of the Acquisition, we and GSI Holdings entered into a 10-year Corporate Development and Administrative Services Agreement with Charlesbank, pursuant to which Charlesbank will assist us with certain corporate development activities and will provide us with certain administrative services. Pursuant to that agreement, Charlesbank will be entitled to receive a $600,000 per year monitoring fee, payable quarterly, in addition to a 1% transaction fee on future acquisitions, dispositions and financings, together with reimbursement of reasonable out-of-pocket expenses in connection with the provision of such services to us and indemnification of Charlesbank and its affiliates, officers and directors against claims or liabilities relating to that agreement. Payment of monitoring and transaction fees will be subordinated to payments on our refinanced credit facility and these notes.

Executive Severance and Restrictive Covenant Agreements with Directors and Senior Management

Immediately following the Acquisition, we entered into Executive Severance and Restrictive Covenant Agreements with each of our executive officers (including Ann Montgomery). Such agreements include provisions that prohibit the executive from competing with or soliciting clients of the Company during his employment period and for a period of 18 months thereafter if the executive has more than ten years of service at the Company or 12 months thereafter if the executive has less than ten years of service at the Company, soliciting employees of the Company during his employment period and for a period of three years thereafter or disclosing confidential information of the Company or its subsidiaries or affiliates. In addition, such agreements impose certain obligations on us upon the termination of the executive’s employment, including, under certain circumstances, the payment of severance, the continuation of benefits and the continued vesting and exercisability of certain equity based compensation. In the event of the breach by the executive of any of the restrictive covenants described above, the executive will forfeit certain severance payments, equity based compensation and amounts received in connection with such equity based compensation. A form of such agreements is filed as an exhibit to this registration statement. A similar agreement was entered into by the Company with Richard M. Christman in November 2005. See “Executive Compensation — Retention of New Chief Executive Officer.” A copy of such agreement is filed as an exhibit to this registration statement.

Stock Option Agreements with Directors and Senior Management

In October 2005, GSI Holdings entered into Stock Option Agreements with its chairman, each of its executive officers (including Richard Christman and Ann Montgomery), Paul Farris and certain non-executive officers. Under such agreements, GSI Holdings granted to each of the above-named directors and officers non-qualified options to purchase additional shares of GSI Holdings’ common stock under the GSI Holdings Corp. 2005 Management Stock Incentive Plan. Such granted options shall vest 20% annually for a period of five years and have an exercise price of $100.00 per share, the same price per share paid by GSI Holdings in the Acquisition. Upon a change in control in which there is a change in ownership of GSI Holdings of more than 50%, unless the acquiring company assumes or provides substitute options for the options of each of the above-named directors and officers, all such holder’s options will vest and become exercisable immediately preceding the change in control. If the acquiring company assumes or provides substitute options for the options of any of the above-named directors and officers, GSI Holdings will take all actions reasonably necessary to ensure that the acquiring or succeeding corporation provides that any such assumed or substituted options granted to the above-named officers become fully vested and exercisable for 30 days after the termination of such officer’s employment in the event of termination other than for cause or good reason within 12 months after the occurrence of the change in control. A form of such agreements is filed as an exhibit to this registration statement. At the same time, GSI Holdings entered into additional Stock Option Agreements with each of Mr. Christman and Mr. Branch providing for the grant of non-qualified options to purchase additional shares of GSI Holdings’ common stock under the GSI Holdings Corp. 2005 Management Stock Incentive Plan. Such granted options shall have an exercise price of $100.00 per share, the same price per share paid by GSI Holdings in the Acquisition. Such granted options shall vest on a pro rata basis, based on the level of return on investment for certain stockholders, upon the satisfaction of certain conditions, including the occurrence of a sale of the Company or other liquidity event, provided that a minimum internal rate of return and multiple of investment is obtained. A form of such agreements is filed as an exhibit to this registration statement.

Other Related Party Transactions

We conduct transactions in the ordinary course of business with companies owned by the Segatt family, one of whom is a current employee of our subsidiary in Brazil. Such transactions generally consist of purchases of materials, freight payments and commissions that amounted to $925,768, $564,362 and $538,388 for 2004, 2003 and 2002, respectively, and sales of poultry equipment that amounted to $296,681, $99,815 and $63,225 for 2004, 2003 and 2002, respectively.

We conduct transactions in the ordinary course of business with Reliance, a supplier of poultry equipment, which is owned by one of our employees. Such transactions generally consist of purchases of materials for poultry equipment that amounted to $958,040, $238,095 and $243,946 from 2004, 2003 and 2002, respectively, and sales of poultry equipment that amounted to $150,127, $239,005 and $37,877 from 2004, 2003 and 2002, respectively.

We make sales in the ordinary course of business to Mayland Enterprises, a distributor of grain equipment, which is owned by one of our employees. Such transactions generally consist of sales of grain equipment and amounted to $41,178, $89,348 and $26,056 for 2004, 2003 and 2002, respectively.

We believe that the above described transactions were, and future transactions with the Segatt family, Reliance and Mayland Enterprises will be, on terms no less favorable to us than could have been obtained from an independent third party in arm’s length transactions.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder, other than a person that is an affiliate of ours within the meaning of Rule 405 under the Securities Act or a broker-dealer registered under the Exchange Act that purchases notes from us to resell pursuant to Rule 144A under the Securities Act or any other exemption, that exchanges original notes for exchange notes in the ordinary course of business and that is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

Each broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 6, 2006, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

If you wish to exchange your original notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer—Resale of Exchange Notes” and “Exchange Offer—Procedures for Tendering Original Notes.” As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your original notes for exchange notes in the exchange offer. In addition, if you are a broker-dealer who receives exchange notes for your own account in exchange for original notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

THE EXCHANGE OFFER

General

We are offering to exchange up to $110,000,000 in aggregate principal amount of exchange notes for the same aggregate principal amount of original notes, properly tendered before the expiration date and not withdrawn. We are making the exchange offer for any and all of the original notes. Your participation in the exchange offer is voluntary, and you should carefully consider whether to accept this offer.

On the date of this prospectus, $110,000,000 in aggregate principal amount of the original notes due 2013 are outstanding. Our obligations to accept original notes for exchange notes pursuant to the exchange offer are limited by the conditions listed below under “—Conditions to the Exchange Offer.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the Exchange Offer

We issued and sold $110,000,000 in aggregate principal amount of the original notes on May 16, 2005 in a transaction exempt from the registration requirements of the Securities Act. The initial purchaser of the notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A and under Regulation S under the Securities Act. Because the sale of the original notes was exempt from registration under the Securities Act, a holder may reoffer, resell or otherwise transfer the original notes only if the original notes are registered under the Securities Act or if an applicable exemption from the registration and prospectus delivery requirements of the Securities Act and applicable state securities law is available.

In connection with the issuance and sale of the original notes, we entered into the registration rights agreement, pursuant to which we agreed, among other things, to (i) file a registration statement with the SEC by August 12, 2005, which is within 90 days after the issue date of the original notes, pertaining to an exchange offer to enable holders to exchange the original notes for publicly registered exchange notes with substantially identical terms, (ii) use all commercially reasonable efforts to cause the registration statement to become effective by November 11, 2005, which is within 180 days after the issue date of the original notes and (iii) keep the registration statement effective for at least 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to holders of original notes.

If there is a change in SEC policy that in the reasonable opinion of our counsel raises a substantial question as to whether the exchange offer is permitted by applicable federal law, we will seek a favorable decision from the staff of the SEC allowing us to consummate the exchange offer. In addition, there are circumstances under which we are required to file a shelf registration statement with respect to resales of the original notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement on Form S-4 with respect to the exchange notes offered by this prospectus.

We are making the exchange offer to satisfy our obligations under the registration rights agreement. Holders of original notes that do not tender their original notes or whose original notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their original notes.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes if:

•	the holder is not our affiliate within the meaning of Rule 405 under the Securities Act;

•	the holder is not a broker-dealer who purchases such exchange notes directly from us to resell pursuant to Rule 144A or any other available exception under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the exchange notes.

Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Because the staff of the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that is an affiliate of ours or that tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you participate in the exchange offer, you must acknowledge, among other things, that you are not participating in, and do not intend to participate in, a distribution of exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, and you acquired your original notes as a result of your market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. Please refer to the section in this prospectus entitled “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the original notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of the corresponding series of the original notes surrendered under the exchange offer. The original notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

The form and terms of the exchange notes will be substantially identical to the form and terms of the corresponding series of the original notes, except the exchange notes:

•	will be registered under the Securities Act; and

•	will not bear legends restricting their transfer.

The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the original notes.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $110,000,000 in aggregate principal amount of the original notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes and the exchange notes. Holders of original notes do not have any appraisal or dissenters rights under the indenture or otherwise in connection with the exchange offer.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of original notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the original notes. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read “—Solicitation of Tenders; Fees and Expenses” and “—Transfer Taxes” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extension; Termination; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on March 6, 2006, unless we have extended the period of time that the exchange offer is open. The expiration date will be at least 20 business days after the beginning of the exchange offer as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any original notes, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all original notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

We also reserve the right to:

•	end or amend the exchange offer and not to accept for exchange any original notes not previously accepted for exchange upon the occurrence of any of the events specified below under “—Conditions to the Exchange Offer” that have not been waived by us; and

•	amend the terms of the exchange offer in any manner that, in our good faith judgment, is advantageous to you, whether before or after any tender of the original notes.

If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to you as promptly as practicable.

Procedures for Tendering Original Notes

We have forwarded to you, along with this prospectus, a letter of transmittal relating to the exchange offer. Because all of the original notes are held in book-entry accounts maintained by the exchange agent at The

Depository Trust Company, Euroclear or Clearstream, a holder need not submit a letter of transmittal if the holder tenders original notes in accordance with the procedures mandated by The Depository Trust Company’s Automated Tender Offer Program (“ATOP”) or by Euroclear or Clearstream, as the case may be. To tender original notes without submitting a letter of transmittal, the electronic instructions sent to The Depository Trust Company, Euroclear or Clearstream and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of original notes may tender original notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of The Depository Trust Company, Euroclear or Clearstream, as applicable, and either complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or in lieu of delivering a letter of transmittal, instruct The Depository Trust Company, Euroclear or Clearstream, as the case may be, to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the original notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message shall be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	with respect to the original notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at The Depository Trust Company, according to the procedure for book-entry transfer described below;

•	with respect to the original notes, the exchange agent must receive, before the expiration date, timely confirmation from Euroclear or Clearstream that the securities account to which the original notes are credited has been blocked from and including the day on which the confirmation is delivered to the exchange agent and that no transfers will be effected in relation to such original notes at any time after such date; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of original notes, a holder should contact the exchange agent at the telephone number listed under “—Exchange Agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of original notes may tender the original notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the original notes held by this holder, this tendering holder should fill in the applicable box of the letter transmittal. The amount of original notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If original notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or original notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its original notes, either:

•	make appropriate arrangements to register ownership of the original notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the original notes tendered, the signature must correspond with the name(s) written on the face of the original note without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in The Depository Trust Company, or Euroclear or Clearstream, as applicable, the signature must correspond with the name as it appears on the security position listing as the holder of the original notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of original notes will not be deemed made until those defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation that original notes have been transferred into the exchange agent’s account at The Depository Trust Company; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the original notes from the exchange agent at its offices listed under “—Exchange Agent.” By signing the letter of transmittal, or causing The Depository Trust Company, Euroclear or Clearstream, as applicable, to transmit an agent’s message to the exchange agent, each tendering holder of original notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see “Plan of Distribution”); and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

The Depository Trust Company Book-Entry Transfer

The exchange agent has established an account with respect to the original notes at The Depository Trust Company for purposes of the exchange offer.

With respect to the original notes, the exchange agent and The Depository Trust Company have confirmed that any financial institution that is a participant in The Depository Trust Company may utilize The Depository Trust Company ATOP procedures to tender original notes.

With respect to the original notes, any participant in The Depository Trust Company may make book-entry delivery of original notes by causing The Depository Trust Company to transfer the original notes into the exchange agent’s account in accordance with The Depository Trust Company’s ATOP procedures for transfer.

However, the exchange for the original notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering original notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Euroclear and Clearstream Procedures for Blocking Instructions

The registered holder of the original notes on the records of Euroclear or Clearstream must instruct Euroclear or Clearstream to block the securities in the account in Euroclear or Clearstream to which such original notes are credited. In order for the exchange offer to be accepted, the exchange agent must have received, prior to the expiration date, a confirmation from Euroclear or Clearstream that the securities account of original notes tendered has been blocked from and including the day on which the confirmation is delivered to the exchange agent and that no transfers will be effected in relation to the original notes at any time after such date. Original notes should be blocked in accordance with the procedures of Euroclear or Clearstream, as the case may be. The exchange of the original notes so tendered will be made only after a timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by Euroclear or Clearstream and received by the exchange agent that states that Euroclear or Clearstream has received an express acknowledgment from a participant tendering original notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery (i) setting forth the name and address of the holder and the registered number(s) and the principal amount of original notes tendered, (ii) stating that the tender is being made by guaranteed delivery and (iii) guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the original notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal Rights

You may withdraw your tender of original notes at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, the exchange agent must receive a computer generated notice of withdrawal, transmitted by The Depository Trust Company, Euroclear or Clearstream on behalf of the holder in accordance with the standard operating procedure of The Depository Trust Company, or Euroclear or Clearstream, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date. Any notice of withdrawal must:

•	specify the name of the person that tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes;

•	specify the principal amount of original notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under

•	the indenture register the transfer of the original notes into the name of the person withdrawing the tender; and

•	specify the name in which any of the original notes are to be registered, if different from that of the person that tendered the original notes.

The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. If original notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company, Euroclear or Clearstream, as applicable, to be credited with the withdrawn original notes or otherwise comply with The Depository Trust Company’s procedures.

Any original notes that are validly withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. Any original notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to its book-entry transfer procedures, the original notes will be credited to an account with The Depository Trust Company specified by the holder, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering Original Notes” above at any time on or before the expiration date.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the exchange date, all original notes properly tendered and will issue the exchange notes promptly after the acceptance. Please refer to the section in this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when we give notice of acceptance to the exchange agent.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount at maturity equal to that of the surrendered original note.

In all cases, we will issue exchange notes for original notes that are accepted for exchange pursuant to the exchange offer only after the exchange agent timely receives certificates for the original notes or a book-entry confirmation of the original notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal and all other required documents.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes and may terminate or amend the exchange offer, by notice to the exchange agent or by a timely press release, at any time before accepting any of the original notes for exchange, if, in our reasonable judgment:

•	the exchange notes to be received will not be tradeable by the holder without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer that would be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made to us:

•	the representations described under “—Resale of Exchange Notes,” “—Procedures for Tendering Original Notes” and “Plan of Distribution;” and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of such extension to their holders. During any such extensions, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holders as promptly as practicable after the expiration or termination of the exchange offer.

In addition, we expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We expressly reserve the right, at any time or at various times, to waive any of the conditions of the exchange offer, in whole or in part. We will give oral or written notice of any extension, amendment, non-acceptance, termination or waiver to the holders of the original notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification the indenture under the Trust Indenture Act of 1939.

The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered for exchange.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter for transmittal and requests for the notice of guaranteed delivery, as well as all executed letters of transmittal to the exchange agent at the addresses listed below:

By Hand or Overnight Delivery:

U.S. Bank National Association

Attn: Specialized Finance Dept.

60 Livingston Avenue

St. Paul, MN 55107

By Registered or Certified Mail:

U.S. Bank National Association

Attn: Specialized Finance Dept.

60 Livingston Avenue

St. Paul, MN 55107

By Facsimile Transmission:

(651) 495-8158

Attn: Specialized Finance Dept.

To Confirm by Telephone or for Information:

(800) 934-6802

DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE, OR TRANSMISSIONS OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN AS LISTED ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

Solicitation of Tenders; Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

We will pay the estimated cash expenses to be incurred in connection with the exchange offer, including the following:

•	fees and expenses of the exchange agent and trustee;

•	SEC registration fees;

•	accounting and legal fees; and

•	printing and mailing expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the exchange notes at the same carrying value of the original notes of the corresponding series reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of exchange notes for original notes. We will amortize the expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

Consequences of Failure to Exchange

If you do not exchange your original notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the original notes as described in the legend on the notes. In general, the original notes may be offered or sold only if registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act, except as may be required in the circumstances described under “Description of Exchange Notes—Registration Rights; Special Interest—Registration Requirements.”

Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your original notes. Please refer to the section in this prospectus entitled “Material United States Federal Tax Considerations.”

As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your original notes in the exchange offer, you will be entitled to all the rights and limitations applicable to the original notes under the indenture, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of the exchange offer. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, original notes could be adversely affected. Please refer to the section in this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—If you do not properly tender your original notes for exchange notes, you will continue to hold unregistered notes which are subject to transfer restrictions.”

We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

Holders of the original notes and exchange notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the indenture governing the original notes and the exchange notes.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “GSI” refers only to The GSI Group, Inc. and not to any of its subsidiaries, and the word “Holdco” refers only to GSI Holdings Corp. and not to any of its subsidiaries.

The terms of the exchange notes are the same in all material respects as the terms of the original notes, except that the exchange notes will be registered under the Securities Act and, therefore, the transfer restrictions applicable to the original notes will not be applicable to the exchange notes and the exchange notes will not bear any legends restricting their transfer. The exchange notes will evidence the same debt as the original notes and both the original notes and the exchange notes will be governed by the same indenture. The original notes and the exchange notes will be treated as a single class of notes should any original notes remain outstanding following the exchange offer.

The exchange notes will be issued, and the original notes were issued, under one indenture among GSI, the Guarantors and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general unsecured obligations of GSI;

•	will be pari passu in right of payment with all existing and future unsecured Senior Indebtedness of GSI;

•	will be senior in right of payment to any future Subordinated Indebtedness of GSI; and

•	will be guaranteed by the Guarantors.

However, the notes will be effectively subordinated to all borrowings under our refinanced credit facility to the extent of the value of the pledged collateral, which will be secured by substantially all of the assets of GSI and the Subsidiary Guarantors. See “Risk Factors—Risks Related to the Exchange Notes—Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors.”

The Note Guarantees

The notes will be guaranteed by Holdco and all of GSI’s Domestic Subsidiaries other than GSI’s Immaterial Subsidiaries. As of the date of the indenture, all of GSI’s Domestic Subsidiaries will be Immaterial Subsidiaries.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any existing and future subordinated Indebtedness of that Guarantor.

Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries accounted for approximately 17.2% of our consolidated sales in the twelve-month period ended December 31, 2004 and held approximately 23.8% of our consolidated assets as of December 31, 2004.

As of the date of the indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

GSI will issue $110.0 million in aggregate principal amount of notes in this offering. GSI may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes under the indenture is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. GSI will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 15, 2013.

Interest on the notes will accrue at the rate of 12% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2005. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. GSI will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to GSI, GSI will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless GSI elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. GSI may change the paying agent or registrar without prior notice to the holders of the notes, and GSI or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. GSI will not be required to transfer or exchange any note selected for redemption. Also, GSI will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by Holdco and each of GSI’s current and future Domestic Subsidiaries other than GSI’s Immaterial Subsidiaries (the “Subsidiary Guarantors” and, together with Holdco, the “Guarantors”). These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Exchange Notes—The indebtedness represented by the notes and the guarantees may be unenforceable due to fraudulent conveyance statutes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than GSI or another Guarantor (other than Holdco), unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Subsidiary Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) GSI or a Restricted Subsidiary of GSI, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) GSI or a Restricted Subsidiary of GSI, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture; or

(3) if GSI designates that Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

All Note Guarantees will be released upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to May 15, 2008, GSI may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 112.000% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more sales of common Equity Interests (other than Disqualified Stock) of GSI; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by GSI and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

Except pursuant to the preceding paragraph, the notes will not be redeemable at GSI’s option prior to May 15, 2009.

On or after May 15, 2009, GSI may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	106.000%
2010	103.000%
2011 and thereafter	100.000%

Mandatory Redemption

GSI is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require GSI to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, GSI will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 20 days following any Change of Control, GSI will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. GSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, GSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, GSI will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by GSI.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. GSI will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require GSI to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that GSI repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

GSI will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by GSI and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of GSI and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require GSI to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of GSI and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

GSI will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) GSI (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by GSI or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on GSI’s most recent consolidated balance sheet, of GSI or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases GSI or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by GSI or any such Restricted Subsidiary from such transferee that are, promptly, but in any event within 60 days of such Asset Sale, converted by GSI or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, GSI (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Person engaged in a Permitted Business, if (in case of the acquisition of Capital Stock), after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of GSI;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

provided that, if during such 365-day period GSI or Restricted Subsidiary enters into a definitive written agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2), (3) or (4), such 365-day period shall be extended with respect to the amount of Net Proceeds so committed until required to be paid in accordance with such agreement (or, if earlier, until termination of such agreement).

Pending the final application of any Net Proceeds, GSI may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $7.5 million, within five days thereof, GSI will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, GSI may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

GSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, GSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing GSI’s other Indebtedness contain, and future agreements may contain, prohibitions of and restrictions on certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require GSI to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on GSI. In the event a Change of Control or Asset Sale occurs at a time when GSI is prohibited from purchasing notes, GSI could seek the consent of its other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If GSI does not obtain a consent or repay those borrowings, GSI will remain prohibited from purchasing notes. In that case, GSI’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, GSI’s ability to pay cash to the holders of notes upon a repurchase may be limited by GSI’s then existing financial resources. See “Risk Factors—Risks Related to the Exchange Notes—If we are required by the indenture to offer to repurchase the notes upon a change of control, we may not have the necessary funds to do so.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

GSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of GSI’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving GSI or any of its Restricted Subsidiaries) or to the direct or indirect holders of GSI’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of GSI and other than dividends or distributions payable to GSI or a Restricted Subsidiary of GSI);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving GSI) any Equity Interests of GSI or any direct or indirect parent of GSI;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of GSI or any Guarantor that is contractually subordinated to the notes or any Note Guarantee (excluding any intercompany Indebtedness between or among GSI and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) GSI would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3) (a) GSI’s Leverage Ratio is not more than 3.50 to 1 and (b) GSI’s Liquidity is not less than $15.0 million (or the equivalent thereof in one or more foreign currencies); and

(4) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by GSI and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (7), (8), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of GSI for the period (taken as one accounting period) from the date of the indenture to the end of GSI’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds received by GSI since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of GSI (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of GSI that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of GSI); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of GSI designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of GSI’s Investment in such Subsidiary as of the date of such redesignation; plus

(e) 100% of any dividends received by GSI or a Restricted Subsidiary of GSI that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of GSI, to the extent that such dividends were not otherwise included in the Consolidated Net Income of GSI for such period; plus

(f) $5.0 million.

So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of GSI) of, Equity Interests of GSI (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to GSI; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (4)(b) of the second preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of GSI or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of GSI to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(6) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of GSI or any Restricted Subsidiary of GSI issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7) Permitted Payments to Holdco;

(8) payments made with respect to extinguishment of fraction shares (whether in connection with the exercise of warrants, stock options or other securities convertible into or exchangeable for Equity Interests or otherwise), or the repurchase, redemption or other acquisition of odd-lot shares not to exceed $250,000 in the aggregate;

(9) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of GSI or any Restricted Subsidiary of GSI held by any officer, director or employee of GSI or any of its Restricted Subsidiaries upon the retirement, disability or death of such officer, director or employee pursuant to any stock option agreement, stockholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any calendar year;

(10) the redemption of GSI’s 10 1/4% Senior Subordinated Notes due 2007 on or about the 30th day after the date of the indenture pursuant to a notice of redemption issued with respect thereto on the date of the indenture; and

(11) other Restricted Payments so long as (i) such Restricted Payments are Restricted Investments, (ii) at the time of incurrence of such Restricted Payments, GSI and its Restricted Subsidiaries meet the requirements of the second clause (3) of the first paragraph of this section and (iii) such Restricted Payments do not in the aggregate exceed $5.0 million since the date of the indenture; provided, however, that no Restricted Payment otherwise permitted under this clause (11) shall be permitted if it is a Restricted Investment in the Sponsor or any of its Affiliates.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by GSI or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of GSI whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

GSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and GSI will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that GSI may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for GSI’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by GSI and any Subsidiary Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause

(1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of GSI and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $60.0 million or (y) the difference between (i) the amount of the Borrowing Base as of the date of such incurrence less (ii) the aggregate amount of all Net Proceeds of Asset Sales applied by GSI or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2) the incurrence by GSI and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by GSI and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by GSI or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of GSI or any of its Restricted Subsidiaries, provided that the aggregate principal amount of any such incurrence does not cause the aggregate principal amount of Indebtedness then outstanding under this clause (4), including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), to exceed the greater of $5.0 million and 5.0% of GSI’s Consolidated Tangible Assets as set forth on the most recent balance sheet of GSI, on a consolidated basis, determined in accordance with GAAP;

(5) the incurrence by GSI or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (5) of this paragraph;

(6) the incurrence by GSI or any of its Restricted Subsidiaries of intercompany Indebtedness between or among GSI and any of its Restricted Subsidiaries; provided, however, that:

(a) if GSI or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not GSI or a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of GSI, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than GSI or a Restricted Subsidiary of GSI and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either GSI or a Restricted Subsidiary of GSI, will be deemed, in each case, to constitute an incurrence of such Indebtedness by GSI or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of GSI’s Restricted Subsidiaries to GSI or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than GSI or a Restricted Subsidiary of GSI, and

(b) any sale or other transfer of any such preferred stock to a Person that is not either GSI or a Restricted Subsidiary of GSI,

(c) will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by GSI or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by GSI or any of the Subsidiary Guarantors of Indebtedness of GSI or a Restricted Subsidiary of GSI that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Subsidiary Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by GSI or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) the incurrence by GSI or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding pursuant to this clause (12), including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed the greater of (i) $1.0 million (or the equivalent thereof, measured at the time of each incurrence, in applicable foreign currency) and (ii) 7.5% of the Consolidated Tangible Assets of the Foreign Subsidiaries; and

(13) the incurrence by GSI or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $15.0 million.

GSI will not incur, and will not permit any Subsidiary Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of GSI or such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of GSI solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, GSI will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount and the reclassification of preferred stock as Indebtedness due to a change in accounting principles will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of GSI as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that GSI or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

GSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Limitation on Sale and Leaseback Transactions

GSI will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that GSI or any Subsidiary Guarantor may enter into a sale and leaseback transaction if:

(1) GSI or that Subsidiary Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of GSI and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and GSI applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Notwithstanding the foregoing, clauses (1) and (3) of this covenant will not apply to the entry by GSI or any of its Restricted Subsidiaries into a sale and leaseback transaction with respect to GSI’s manufacturing facility located in Assumption, Illinois.

Dividend and Other Payment Restrictions Affecting Subsidiaries

GSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to GSI or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to GSI or any of its Restricted Subsidiaries;

(2) make loans or advances to GSI or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to GSI or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by GSI or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that in each case impose restrictions solely on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of GSI’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) any agreement pursuant to which any Restricted Subsidiary incurs Indebtedness after the date of the indenture in accordance with the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that the encumbrances or restrictions contained in such agreement are not materially more restrictive with respect to dividend and other payment restrictions that those contained in the indenture;

(12) any agreement pursuant to which any Foreign Subsidiary incurs Indebtedness after the date of the indenture in accordance with clause (12) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that the encumbrances or restrictions contained in such agreement relate only to one or more Foreign Subsidiaries; and

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

GSI will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not GSI is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of GSI and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) GSI is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than GSI) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than GSI) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of GSI under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) GSI or the Person formed by or surviving any such consolidation or merger (if other than GSI), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, GSI will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Clauses (3) and (4) of this “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of GSI with a wholly owned Affiliate solely for the purpose of reincorporating GSI in another U.S. jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among GSI and its Restricted Subsidiaries.

Transactions with Affiliates

GSI will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of GSI (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $250,000, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to GSI or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by GSI or such Restricted Subsidiary with an unrelated Person; and

(2) GSI delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors of GSI set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of GSI; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, an opinion as to the fairness to GSI or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer, director or employee indemnification agreement or any similar arrangement entered into by GSI or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among GSI and/or its Restricted Subsidiaries;

(3) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of GSI;

(4) any issuance of Equity Interests (other than Disqualified Stock) of GSI to Affiliates of GSI;

(5) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;” and

(6) payment of Management Fees.

Additional Note Guarantees

If GSI or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of GSI may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or an Event of Default and is otherwise permitted hereunder. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by GSI and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted (and all Subsidiaries of such Subsidiary) will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by GSI. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of GSI may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of GSI as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of GSI as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” GSI will be in default of such covenant. The Board of Directors of GSI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of GSI; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of GSI of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances of Guarantees of Indebtedness

GSI will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of GSI unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such

Restricted Subsidiary and/or the pledging of such assets on the same basis, as the case may be, which Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness.

The form of the Note Guarantee will be attached as an exhibit to the indenture.

Payments for Consent

GSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes or the Guarantees unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, GSI will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if GSI were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if GSI were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on GSI’s consolidated financial statements by GSI’s certified independent accountants. In addition, GSI will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability whether or not GSI is subject to the periodic reporting requirements of the Exchange Act within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

GSI will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept GSI’s filings for any reason, GSI will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if GSI were required to file those reports with the SEC.

If GSI has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include the information required with respect to such Subsidiaries by Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision).

In addition, GSI and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by GSI or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by GSI or any of its Restricted Subsidiaries for 60 days after notice to GSI by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture not specified in clauses (1) through (3) above;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by GSI or any of its Restricted Subsidiaries (or the payment of which is guaranteed by GSI or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by GSI or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (net of any insurance or similar payments received in respect thereof or, if such judgment or decree is covered by insurance, net of any coverage amounts), which judgments are not paid, discharged or stayed for a period of 60 days following the entry of such judgment;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to GSI or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to GSI, any Restricted Subsidiary of GSI that is a Significant Subsidiary or any group of Restricted Subsidiaries of GSI that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

GSI is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, GSI is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of GSI, as such, will have any liability for any obligations of GSI under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

GSI may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

(2) GSI’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and GSI’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, GSI may, at its option and at any time, elect to have the obligations of GSI and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) GSI or any Guarantor must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and GSI must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, GSI must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) GSI has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, GSI must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which GSI or any Guarantor is a party or by which GSI or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which GSI or any of its Subsidiaries is a party or by which GSI or any of its Subsidiaries is bound;

(6) GSI must deliver to the trustee an officers’ certificate stating that the deposit was not made by GSI with the intent of preferring the holders of notes over the other creditors of GSI with the intent of defeating, hindering, delaying or defrauding any creditors of GSI or others; and

(7) GSI must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes or Note Guarantees held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, GSI, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of GSI’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of GSI’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to GSI, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and GSI or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which GSI or any Guarantor is a party or by which GSI or any Guarantor is bound;

(3) GSI or any Guarantor has paid or caused to be paid all sums payable under the indenture; and

(4) GSI has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, GSI must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of GSI or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to The GSI Group, Inc., 1004 East Illinois Street, Assumption, Illinois 62510, Attention: Robert Girardin.

Book-Entry, Delivery and Form

The notes are being offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The notes also may be offered and sold in offshore transactions in reliance on Regulation S (“Regulation

S Notes”). Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

Rule 144A Notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Regulation S Global Notes” and, together with the Rule 144A Global Notes, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of this offering and the closing of this offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors.” Regulation S Notes will also bear the legend as described under “Notice to Investors.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. GSI takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised GSI that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised GSI that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchaser with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, GSI and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither GSI, the trustee nor any agent of GSI or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised GSI that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or GSI. Neither GSI nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and GSI and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised GSI that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of GSI, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies GSI that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, GSI fails to appoint a successor depositary; or

(2) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1) such exchange occurs in connection with a transfer of the notes pursuant to Rule 144A; and

(2) the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the notes are being transferred to a Person:

(a) who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b) purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected by DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

GSI will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. GSI will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. GSI expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of

DTC. DTC has advised GSI that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

GSI, the Guarantors and the initial purchaser entered into the registration rights agreement on the closing of the offering of the original notes. Pursuant to the registration rights agreement, GSI and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement, GSI and the Guarantors will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

If:

(1) GSI and the Guarantors are not

(a) required to file the Exchange Offer Registration Statement; or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies GSI prior to the 20th business day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from GSI or an affiliate of GSI,

GSI and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur of:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

The registration rights agreement will provide that:

(1) GSI and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 90 days after the closing of this offering;

(2) GSI and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 180 days after the closing of this offering;

(3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, GSI and the Guarantors will:

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, GSI and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If:

(1) GSI and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3) GSI and the Guarantors fail to consummate the Exchange Offer within 30 business days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement

(each such event referred to in clauses (1) through (4), a “Registration Default”), then GSI and the Guarantors will pay Liquidated Damages to each holder of Transfer Restricted Securities.

With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Liquidated Damages will be paid in an amount equal to $.05 per week per $1,000 principal amount of Transfer Restricted Securities. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured or the notes are no longer Transfer Restricted Securities, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount of Transfer Restricted Securities.

All accrued Liquidated Damages will be paid by GSI and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to GSI (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify GSI and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from GSI.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of GSI and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of GSI’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets between or among GSI and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of GSI to GSI or to a Restricted Subsidiary of GSI;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents to the extent not otherwise prohibited hereunder; and

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to the “Borrowing Base” as defined in the Credit Agreement as of the date of the indenture.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdco or GSI and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of Holdco or GSI;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdco or GSI, measured by voting power rather than number of shares; or

(4) after an initial public offering of GSI or any direct or indirect parent of GSI, the first day on which a majority of the members of the Board of Directors of GSI are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary net loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale (without regard to the dollar amount limitations contained in the definition thereof), to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) all one-time fees, costs, expenses (including cash compensation payments), in each case incurred by GSI and its Restricted Subsidiaries in connection with or resulting from any merger, consolidation, recapitalization, refinancing or acquisition; plus

(5) the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, contract termination costs and consolidation of facilities) deducted in such period in computing Consolidated Net Income; provided that the aggregate amount of such charges or reserves may not exceed $2.0 million in any twelve-month period or $6.0 million in the aggregate; plus

(6) the amount of any Management Fees paid and permitted to be paid to the Sponsor or any of its Affiliates during such period; provided that such amount has been expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the notes, in the case of GSI, or the Note Guarantee, in the case of a Guarantor; plus

(7) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses including, without duplication, impairment charges and the impact of purchase accounting including, but not limited to, the amortization of inventory step-up, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement or instrument applicable to that Restricted Subsidiary or its stockholders, or by operation of the terms of any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs will be excluded;

(5) any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and 144 and the amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141 will be excluded; and

(6) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Tangible Assets” means, with respect to any specified Person for any period, total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) of such Person for such period after deducting therefrom (1) any item representing investments in Unrestricted Subsidiaries and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of such Person, on a consolidated basis, determined in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of GSI who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval or subsequent ratification of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Loan and Security Agreement, dated as of the date of the indenture, by and among GSI, Holdco, Assumption Leasing Company, Inc., Wachovia Capital Finance Corporation (Central) as Agent, and the Lenders named therein, providing for up to $75.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time; provided, however, that the terms of the Credit Agreement relating to Weighted Average Life to Maturity, principal amount, ranking, representations and warranties and covenants of GSI and its Restricted Subsidiaries as so amended, restated, modified, renewed, refunded, replaced or refinanced are not, taken as a whole, materially more disadvantageous to GSI and its Restricted Subsidiaries, on a consolidated basis, than the Credit Agreement being so amended, restated, modified, renewed, refunded, replaced or refinanced. Compliance with this proviso shall be conclusively established by the delivery by the Chief Executive Officer or Chief Financial Officer of GSI (or executive officers fulfilling such duties) of an Officer’s Certificate executed and delivered to the trustee in the name and on behalf of GSI to such effect.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time; provided, however, that the terms of such Credit Facility relating to Weighted Average Life to Maturity, principal amount, ranking, representations and warranties and covenants of GSI and its Restricted Subsidiaries as so amended, restated, modified, renewed, refunded, replaced or refinanced are not, taken as a whole, materially more disadvantageous to GSI and its Restricted Subsidiaries, on a consolidated basis, than the Credit Facility being so amended, restated, modified, renewed, refunded, replaced or refinanced. Compliance with this proviso shall be conclusively established by the delivery by the Chief Executive Officer or Chief Financial Officer of GSI (or executive officers fulfilling such duties) of an Officer’s Certificate executed and delivered to the trustee in the name and on behalf of GSI to such effect.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require GSI to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that GSI may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that GSI and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of GSI that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means up to $439,000 in aggregate principal amount of Indebtedness of GSI and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of GSI (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect, including any related expenses and cost reductions estimated in good faith by such Person’s chief financial officer, (in accordance with Regulation S-X under the Securities Act, other than to the extent so estimated) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7) for any calculation of the Fixed Charge Coverage Ratio for GSI with a Calculation Date in 2005, Consolidated Cash Flow of GSI for the portion of the four-quarter reference period that is in the 2004 fiscal year shall be determined after giving pro forma effect to the adjustments used to calculate pro forma Adjusted EBITDA as set forth in this prospectus.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, excluding amortization of debt issuance costs incurred in connection with the issuance of the notes and the guarantees and including, without limitation, amortization of debt issuance costs incurred in connection with Indebtedness incurred after the date of the indenture and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, whether paid or accrued; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on preferred stock payable solely in Equity Interests of GSI (other than Disqualified Stock) or payable to GSI or a Restricted Subsidiary of GSI.

“Foreign Subsidiary” means any Restricted Subsidiary of GSI that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means (1) Holdco and (2) the Subsidiary Guarantors.

“Hedging Obligations” means, with respect to any specified Person, the net obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to protect such Person against interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdco” means GSI Holdings Corp.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of the last day of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding such date, are less than $50,000 and whose total revenues for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date do not exceed $50,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of GSI.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If GSI or any Subsidiary of GSI sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of GSI such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of GSI, GSI will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of GSI’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by GSI or any Subsidiary of GSI of a Person that holds an Investment in a third Person will be deemed to be an Investment by GSI or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value. For the avoidance of doubt, payment by GSI to the Sponsor or any of its Affiliates of annual management, consulting, monitoring or advisory fees and related indemnities and expenses shall not constitute an Investment.

“Leverage Ratio” means, with respect to GSI for any four-quarter period, the ratio of (1) the average of the amounts of consolidated net indebtedness of GSI, determined in accordance with GAAP, at the end of each of the four quarters of such four-quarter period, to (2) the Consolidated Cash Flow of GSI for such four-quarter period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Liquidity” means, with respect to GSI for any period, the sum of (1) cash and Cash Equivalents as reflected on GSI’s balance sheet at such period end in accordance with GAAP and (2) all amounts available for borrowing under any Credit Facilities at such period end.

“Management Fees” means payments to the Sponsor or any of its Affiliates pursuant to the management agreement, dated as of the date of the indenture by and among GSI, Holdco, the Sponsor and the other parties thereto, or pursuant to any amendment or waiver thereof to the extent that the terms of such amendment or waiver are not disadvantageous to the holders of the notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Net Income” means, with respect to any specified Person for any period the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale (without regard to the dollar amount limitations contained in the definition thereof) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by GSI or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither GSI nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of GSI or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of GSI or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of GSI’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business engaged in by GSI or any Restricted Subsidiary on the date of the indenture and any business that is reasonably related, ancillary or complementary thereto.

“Permitted Investments” means:

(1) any Investment in GSI or in a Restricted Subsidiary of GSI that is a Guarantor or by a Restricted Subsidiary of GSI that is a Guarantor in another Restricted Subsidiary of GSI that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by GSI or any Restricted Subsidiary of GSI in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of GSI and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, GSI or a Restricted Subsidiary of GSI that is a Guarantor and such transaction is otherwise permitted by the provisions under the caption “Merger, Consolidation or Sale of Assets” above;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of GSI;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of GSI or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations entered into solely to protect GSI or any Restricted Subsidiary against interest rate risk or fluctuations in currency exchange rates or commodity prices;

(8) loans or advances to employees made in the ordinary course of business of GSI or any Restricted Subsidiary of GSI in an aggregate principal amount not to exceed $1.0 million in the aggregate in any fiscal year;

(9) repurchases of the notes;

(10) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits in the ordinary course of business;

(11) Investments in Foreign Subsidiaries not to exceed $3.5 million; and

(12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of $7.5 million and 5.0% of GSI’s Consolidated Tangible Assets as set forth on the most recent balance sheet of GSI, on a consolidated basis, determined in accordance with GAAP.

“Permitted Liens” means:

(1) Liens on assets of GSI or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred and/or securing Hedging Obligations related thereto;

(2) Liens in favor of GSI or any Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with GSI or any Subsidiary of GSI; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with GSI or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by GSI or any Subsidiary of GSI; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness; provided that such Indebtedness is incurred within 180 days after the date of the purchase of such assets;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(13) Liens incurred in the ordinary course of business of GSI or any Subsidiary of GSI with respect to obligations that do not exceed $2.5 million at any one time outstanding.

“Permitted Payments to Holdco” means, without duplication as to amounts:

(1) payments to Holdco to permit Holdco to pay reasonable accounting, legal and administrative expenses of Holdco when due, in an aggregate amount not to exceed $250,000 per annum;

(2) for so long as GSI is a member of a group filing a consolidated or combined tax return with Holdco, payments to Holdco in respect of an allocable portion of the tax liabilities of such group that is attributable to GSI and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that GSI would owe if GSI were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of GSI and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that Holdco actually owes to the appropriate taxing authority. Any Tax Payments received from GSI shall be paid over to the appropriate taxing authority within 30 days of Holdco’s receipt of such Tax Payments or refunded to GSI;

(3) payments to Holdco in an aggregate amount equal to the aggregate amount that Holdco is required to pay to or for the account of the selling stockholders of GSI (in respect of taxes of such selling stockholders) pursuant to Section 10.8 of the Stock Purchase Agreement not to exceed $500,000 in the aggregate; and

(4) Tax Distributions made on the date of the indenture.

“Permitted Refinancing Indebtedness” means any Indebtedness of GSI or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of GSI or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all reasonable and necessary fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(4) such Indebtedness is incurred either by GSI or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(5) the covenants of the obligor(s) on such Indebtedness are not, taken as a whole, materially more disadvantageous to GSI and its Restricted Subsidiaries, on a consolidated basis, than those contained in the instrument(s) governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged. Compliance with this clause (5) shall be conclusively established by delivery by the Chief Executive Officer or Chief Financial Officer of GSI (or executive officers fulfilling such duties) of an Officer’s Certificate executed and delivered to the trustee in the name and on behalf of GSI to such effect.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal” means the Sponsor and its Affiliates, including Holdco.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more of the Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group or any successor thereto.

“Senior Indebtedness” means, with respect to any Person, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of such Person, whether outstanding on the date of the indenture or thereafter incurred or assumed, and any amendments, renewals, modifications, extensions, refinancings and refundings of such Indebtedness, unless the instrument creating or evidencing such Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness of such Person.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Sponsor” means Charlesbank Capital Partners LLC.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Purchase Agreement” means the Stock Purchase Agreement, dated as of April 6, 2005, by and among GSI Holdings Corp. and the Stockholders of The GSI Group, Inc.

“Subordinated Indebtedness” means, with respect to any Person, Indebtedness that is not Senior Indebtedness.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof) or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee provided by any Subsidiary Guarantor.

“Subsidiary Guarantor” means any Subsidiary of GSI that executes a Note Guarantee in accordance with the provisions of the indenture and its respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Tax Distributions” means all payments and distributions by GSI to the stockholders of GSI who sold their shares of GSI common stock to Holdco on the date of the indenture, to allow such stockholders to pay all income taxes on income of such stockholders that is attributable to the taxable income of GSI for the period from January 1, 2005 through the date of the indenture, during which GSI qualified and operated as an “S” corporation pursuant to Section 1361 of the Internal Revenue Code of 1986, as amended. For the avoidance of doubt, Tax Distributions include the tax dividend payable pursuant to Section 10.12 of the Stock Purchase Agreement on or before the date of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of GSI that is designated by the Board of Directors of GSI as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with GSI or any Restricted Subsidiary of GSI unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to GSI or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of GSI;

(3) is a Person with respect to which neither GSI nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of GSI or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS

Debt

Revolving Credit Facility

On May 16, 2005, concurrently with the issuance of $110,000,000 of 12% Senior Notes due 2013 and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company refinanced its existing credit facility with a five-year asset-backed revolving credit facility provided by lenders led by Wachovia Capital Finance Corporation (Central) (“Wachovia”), as the agent. The maximum amount of revolving credit available under the Company’s refinanced credit facility (the “Credit Facility”) is $60.0 million and the Company has the option to increase the facility in increments of $5.0 million up to a maximum of $75.0 million (subject to compliance with the covenants in the indenture). Up to $15 million of the facility is available for issuances of letters of credit.

The Credit Facility provides floating rate revolving loans bearing interest at a rate equal to 0.0% to 0.5% over Wachovia’s prime rate or 1.50% to 2.00% over LIBOR, in each case based on the excess availability under the borrowing base from time to time.

The Company’s obligations under its Credit Facility are secured by a first priority lien on, and pledge of, substantially all of its and any subsidiary guarantors’ current and future assets. In addition, GSI Holdings pledged all of its shares of the Company’s common stock, as well as any rights that it may have under the stock purchase agreement with the Company’s selling stockholders, as additional collateral security.

The Credit Facility contains certain covenants that are substantially similar to, but generally no more restrictive than, the covenants under the Company’s existing credit facility. The Company’s ability to make borrowings under the Credit Facility is subject to customary representations, warranties and covenants. The Credit Facility also contains various customary events of default.

Senior Notes due 2013

On May 16, 2005, concurrently with the refinancing of its existing revolving credit facility with Wachovia Capital Finance Corporation and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company issued and sold $110,000,000 aggregate principal amount of Senior Notes due 2013 (the “Notes”). Payment on the Notes is guaranteed on an unsecured basis by GSI Holdings and by all of the Company’s domestic material subsidiaries. None of the Company’s domestic subsidiaries are currently material subsidiaries. The Notes were issued under an Indenture among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture”).

The Notes have a fixed annual interest rate of 12%, which will be paid semiannually in arrears on May 15 and November 15, commencing on November 15, 2005.

Prior to May 15, 2008, the Company may redeem up to 35% of the Notes at a redemption price of 112.000% of the principal amount, plus accrued and unpaid interest from the proceeds of certain equity offerings; provided that: (i) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption and (ii) the redemption occurs within 90 days of the date of the closing of such equity offering. Except pursuant to the preceding sentence, the Notes will not be redeemable at the Company’s option prior to May 15, 2009.

On or after May 15, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) listed below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date: 2009 at a redemption price of 106.000%; 2010 at a redemption price of 103.000%; and 2011 and thereafter at a redemption price of 100.000%.

Upon a change of control, as defined in the Indenture, the Company is required to offer to purchase all of the Notes then outstanding for cash at 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Also on May 16, 2005, the Company issued a call for redemption for all $100 million principal amount of its existing 10-1/4% senior subordinated notes due 2007 at a price of 101.729% plus accrued interest from May 1, 2005 to the date of redemption. These notes were redeemed on June 15, 2005.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The exchange of original notes for exchange notes will not be treated as a taxable transaction for United States federal income tax purposes because the exchange notes will not be considered to differ materially in kind or in extent from the original notes. Rather, the exchange notes you receive will be treated as a continuation of your investment in the original notes. As a result, there will be no material United States federal income tax consequences to you resulting from the exchange of original notes for exchange notes.

The preceding paragraph does not describe all of the United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules. You should consult your own tax advisors concerning the tax consequences arising under state, local, or foreign laws of the exchange of original notes for exchange notes.

LEGAL MATTERS

The validity of the notes and certain other matters will be passed upon for us by Covington & Burling, New York, New York. A copy of the legal opinion rendered by Covington & Burling is filed as an exhibit to the registration statement with respect to the exchange notes offered by this prospectus.

EXPERTS

The consolidated balance sheets as of December 31, 2004 and 2003 and the consolidated statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004, included in this registration statement, have been included herein in reliance on the report of BKD, LLP, independent registered public accountants, given on the authority of that firm as experts in accounting and auditing.

Our consolidated financial statements for the years ended December 31, 2001 and 2000, which are included in this prospectus under “Selected Historical Consolidated Financial Data,” were audited by Arthur Andersen LLP. See “Risk Factors—Risks Related to our Prior Auditors.”

AVAILABLE INFORMATION

The indenture governing the notes requires us to file or furnish annual, quarterly and current reports and other information with the SEC. You may read and copy the reports, statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC but must pay photocopying fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Some of our SEC filings are also available to the public on the SEC’s Internet site (http://www.sec.gov).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The GSI Group, Inc.

We have audited the accompanying consolidated balance sheets of The GSI Group, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain foreign, wholly owned subsidiaries, which statements reflect total assets of $25.4 and $19.7 million as of December 31, 2004 and 2003 and total revenue of $35.0, $21.5 and $20.9 for 2004, 2003 and 2002. Those statements were audited by other accountants whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the certain foreign, wholly owned or majority owned subsidiaries, is based solely on the reports of other accountants.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Our audits also included auditing the adjustments to convert the financial statements of all foreign subsidiaries into accounting principles generally accepted in the United States of America for purposes of consolidation.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The GSI Group, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, the Company has restated its 2004 financial statements to correct its methods of accounting for inventories. Also, as described in Note 18, the Company restated its 2003 and 2002 financial statements to correct its methods of accounting inventories, stock-based and other compensation, certain matters involving foreign subsidiaries and insurance costs.

Decatur, IL

March 18, 2005, except for Note 18 as to which the date is August 10, 2005 and Note 20 as to which the date is January 27, 2006

/s/    BKD LLP

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of Agromarau Indústria e Comércio Ltda. as of December 31, 2004, and the related statements of operations, stockholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agromarau Indústria e Comércio Ltda. as of December 31, 2004, and the results of its operations and its financial position for the year then ended in conformity with Brazilian generally accepted accounting principles.

The financial statements for the years ended December 31, 2003 and 2002, were examined by other auditors, and their report is an unqualified opinion.

Porto Alegre, Rio Grande do Sul - Brazil

January 21, 2005

ROKEMBACH & CIA. AUDITORES Independent Auditors CRCRS nº 3.663	Roger Arthur Lahm Engagement Partner CRCRS nº. 46.161

Report of Independent Auditors to the Members of GSI Group Africa (Proprietary) Limited

We have audited the annual financial statements of GSI Group Africa (Proprietary) Limited set out on pages 3 to 16 for the year ended 31 December 2004. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), except for PCAOB Auditing Standard No. 2—“An audit of internal control over financial reporting, conducted in conjunction with an audit of financial statements”. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes:

•	Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,

•	Assessing the accounting principles used and significant estimates made by management, and

•	Evaluating the overall financial statement presentation.

We believe that our audit provides reasonable basis for our opinion.

Audit Opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 31 December 2004, and the results of its operations and cash flow for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Going Concern

Without qualifying our opinion above we draw attention to the fact that the liabilities of the company exceed the assets. The holding company has issued a letter of continued financial support to The GSI Group Africa (pty) Ltd. Refer to note 15 of the financial statements.

Public Company Accounting Oversight Board (United States)

Without qualifying our opinion above we draw attention to the fact that the audit was not conducted in accordance with PCAOB Auditing Standard No. 2—“An audit of internal control over financial reporting, conducted in conjunction with an audit of financial statements”.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Pretoria

13 April 2005

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of Agromarau Industria e Comercio Ltda. (the “Company”) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and changes in financial position for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agromarau Industria e Comercio Ltda. as of December 31, 2003 and 2002, and the results of its operations and changes in its financial position for each of the years in the two-year period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

January 23, 2004

Porto Alegre, RS, Brazil

THE GSI GROUP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(In thousands, except share and per share data)

ASSETS	2004 Restated	2003 Restated
CURRENT ASSETS:
Cash and cash equivalents	$2,304	$3,439
Accounts receivable, net	24,656	27,083
Inventories, net	48,653	42,385
Prepaids	3,489	4,468
Other	3,416	2,882

Total current assets	82,518	80,257

PROPERTY, PLANT AND EQUIPMENT, net	32,548	32,673

OTHER ASSETS:
Goodwill	10,264	10,100
Other intangible assets, net	1,494	2,143
Deferred financing costs, net	2,449	2,773
Deferred taxes, net	1,309	1,077
Other	95	108

Total other assets	15,611	16,201

Total assets	$130,677	$129,131

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$16,629	$17,139
Payroll and payroll related expenses	4,652	3,636
Deferred income taxes	—	12
Accrued warranty	2,764	1,379
Other accrued expenses	5,881	5,948
Customer deposits	7,090	8,875
Current maturities of long-term debt	5,167	148

Total current liabilities	42,183	37,137

LONG-TERM DEBT, less current maturities	133,963	129,563

MINORITY INTEREST	1,366	741
STOCKHOLDERS’ DEFICIT:
Common stock, $.01 par value, voting (authorized 6,900,000 shares; issued 6,633,652 shares; outstanding 626,948 shares at December 31, 2004 and 1,575,000 shares at December 31, 2003)	16	16
Common stock, $.01 par value, nonvoting (authorized 1,100,000 shares; issued 1,059,316 shares; outstanding 200,000 shares)	2	2
Additional paid-in capital	5,821	3,580
Accumulated other comprehensive loss	(10,124)	(11,584)
Retained earnings	(991)	(3,365)
Treasury stock, at cost, voting (6,006,704 shares at December 31, 2004 and 5,058,652 shares at December 31, 2003)	(41,550)	(26,950)
Treasury stock, at cost, nonvoting (859,316 shares)	(9)	(9)

Total stockholders’ deficit	(46,835)	(38,310)

Total liabilities and stockholders’ deficit	$130,677	$129,131

The accompanying notes to consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands, except share and per share data)

	2004	2003	2002
	Restated	Restated	Restated
Sales	$288,131	$236,868	$229,518
Cost of sales	224,027	188,197	187,528

Gross profit	64,104	48,671	41,990
Selling, general and administrative expenses	37,551	39,956	37,698
FarmPro loss	7,152	—	—
Amortization expense	649	1,094	1,246

Total operating expenses	45,352	41,050	38,944

Operating income	18,752	7,621	3,046
Other income (expense):
Interest expense	(14,104)	(13,215)	(13,010)
Interest income	446	615	411
Loss on sale of fixed assets	(452)	(250)	(353)
Foreign currency transaction loss	(146)	(314)	(791)
Other, net	62	205	123

Income (loss) from continuing operations before income taxes	4,558	(5,338)	(10,574)
Income tax provision (benefit)	499	(995)	106

Income (loss) from continuing operations	4,059	(4,343)	(10,680)
Discontinued operations:
Gain from sale of discontinued operations	118	—	—
Gain (loss) from discontinued operations, net of income taxes	(93)	142	303

Income (loss) before minority interest	4,084	(4,201)	(10,377)
Minority interest in net income from subsidiary	(92)	(77)	(26)

Net income (loss)	$3,992	$(4,278)	$(10,403)

Basic and diluted earnings (loss) per share	$3.06	$(2.41)	$(5.86)

Weighted average common shares outstanding	1,304,870	1,775,000	1,775,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands, except share data)

	Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)
	Voting		Nonvoting
	Shares Outstanding	Amount	Shares Outstanding	Amount
Restated Balance, December 31, 2001	1,575,000	$16	200,000	$2	$3,006	$(10,286)
Restated net loss	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	90	—
Other comprehensive loss-foreign currency
Translation adjustments	—	—	—	—	—	(3,804)
Dividends	—	—	—	—	—	—

Restated Balance, December 31, 2002	1,575,000	$16	200,000	$2	$3,096	$(14,090)
Restated net loss	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	484	—
Other comprehensive loss-foreign currency
Translation adjustments	—	—	—	—	—	2,506
Dividends	—	—	—	—	—	—

Restated Balance, December 31, 2003	1,575,000	$16	200,000	$2	$3,580	$(11,584)
Net income	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,241	—
Other comprehensive loss-foreign currency
Translation adjustments	—	—	—	—	—	1,460
Dividends	—	—	—	—	—	—
Purchase of treasury stock	(948,052)	—	—	—	—	—

Balance, December 31, 2004	626,948	$16	200,000	$2	$5,821	$(10,124)

	Retained Earnings	Treasury Stock				Total Stockholders’ Deficit	Comprehensive Income (Loss)
		Voting		Nonvoting
		Shares	Amount	Shares	Amount
Restated Balance, December 31, 2001	$14,257	5,058,652	$(26,950)	859,316	$(9)	$(19,964)
Restated net loss	(10,403)	—	—	—	—	(10,403)	(10,403)
Stock based compensation	—	—	—	—	—	90	—
Other comprehensive loss-foreign
Currency translation adjustments	—	—	—	—	—	(3,804)	(3,804)

Comprehensive loss							$(14,207)

Dividends	(1,795)	—	—	—	—	(1,795)

Restated Balance, December 31, 2002	$2,059	5,058,652	$(26,950)	859,316	$(9)	$(35,876)
Restated net loss	(4,278)	—	—	—	—	(4,278)	(4,278)
Stock based compensation	—	—	—	—	—	484	—
Other comprehensive loss-foreign
Currency translation adjustments	—	—	—	—	—	2,506	2,506

Comprehensive loss							$(1,772)

Dividends	(1,146)	—	—	—	—	(1,146)

Restated Balance, December 31, 2003	$(3,365)	5,058,652	$(26,950)	859,316	$(9)	$(38,310)
Net income	3,992	—	—	—	—	3,992	3,992
Stock based compensation	—	—	—	—	—	2,241	—
Purchase of treasury stock	—	948,052	(14,600)	—	—	(14,600)	—
Other comprehensive loss-foreign
Currency translation adjustments	—	—	—	—	—	1,460	1,460

Comprehensive loss							$5,452

Dividends	(1,618)	—	—	—	—	(1,618)

Balance, December 31, 2004	$(991)	6,006,704	$(41,550)	859,316	$(9)	$(46,835)

The accompanying notes to consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands)

	2004 Restated	2003 Restated	2002 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,992	$(4,278)	$(10,403)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	5,303	6,350	7,065
Amortization of deferred financing costs and debt discount	916	928	643
Loss on sale of assets	452	249	353
Deferred taxes	(244)	(1,473)	(188)
Minority interest in net income of subsidiaries	92	77	26
Minority interest compensation expense	533	263	375
Stock-based compensation	2,241	484	90
Changes in:
Accounts receivable, net	2,427	(3,809)	5,708
Inventories, net	(6,268)	6,399	2,007
Other current assets	445	(50)	(180)
Accounts payable	(510)	6,076	(1,184)
Payroll and payroll related expenses	1,016	84	(839)
Billings in excess of costs	—	—	(257)
Accrued warranty	1,385	38	(690)
Other accrued expenses	(67)	303	87
Customer deposits	(1,785)	1,716	955

Net cash flows provided by operating activities	9,928	13,357	3,568

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(6,322)	(1,739)	(5,170)
Proceeds from sale of fixed assets	1,657	2,742	1,299
Other	13	687	(11)

Net cash flows provided by (used in) investing activities	(4,652)	1,690	(3,882)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on shareholder loans	(2,295)	(2,194)	(684)
Proceeds from shareholder loans	7,146	1,574	1,452
Proceeds from issuance of long-term debt	1,850	—	—
Payments on debt	—	(15,227)	(4,512)
Net borrowings under line-of-credit agreement	2,881	2,242	7,800
Purchase of treasury stock	(14,600)	—	—
Dividends	(1,619)	(1,146)	(1,795)
Other	169	(106)	(1,580)

Net cash flows provided by (used in) financing activities	(6,468)	(14,857)	681

EFFECT OF EXCHANGE RATE CHANGES ON CASH	57	313	(259)

CHANGE IN CASH AND CASH EQUIVALENTS	$(1,135)	$503	$108
CASH AND CASH EQUIVALENTS, beginning of year	3,439	2,936	2,828

CASH AND CASH EQUIVALENTS, end of year	$2,304	$3,439	$2,936

The accompanying notes to consolidated financial statements are an integral part of these statements

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Operations

The GSI Group, Inc., a Delaware corporation, and its subsidiaries (collectively, the “Company”) manufacture and sell equipment for the agricultural industry. In limited cases, the Company enters into contracts to manufacture and supervise the assembly of grain handling systems. The Company’s product lines include: grain storage bins and related drying and handling equipment systems and swine and poultry feed storage and delivery, ventilation, and watering systems. The Company’s headquarters and main manufacturing facility are in Assumption, Illinois, with other manufacturing facilities in Illinois. In addition, the Company has manufacturing and assembly operations in Brazil, Malaysia and China and selling and distribution operations in Mexico, South Africa and Poland.

2.    Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying financial statements reflect the consolidated results of the Company. All intercompany transactions and balances have been eliminated. The Company records income or loss on the sales to its foreign subsidiaries. That income or loss is not recognized until the inventory is sold by the subsidiary. There were no significant differences between the foreign subsidiaries accounting principles pertinent to the countries they are domiciled in and those accounting principles generally accepted in the United States of America. The Company’s subsidiaries are as follows:

Company Name	Location
The GSI Asia Group Sdn.Bhd	Malaysia
The GSI Group Africa (Proprietary) Limited	South Africa
The GSI Group Europe Limited	Great Britain
GSI Cumberland de Mexico, S. de R.L. de C.V.	Mexico
Agromarau Industria E Comercio Ltda.	Brazil
The GSI Group (Shanghai) Co., Ltd.	China
The GSI Agricultural Equipments (Shanghai) Co., Ltd	China

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary investments with high quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit or may not be covered by insurance in the Company’s foreign operations. Temporary investments are valued at the lower of cost or market and at the balance sheet dates approximate fair value. The Company

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

primarily serves customers in the agricultural industry. This risk exposure is limited due to the large number of customers comprising the Company’s customer base and its dispersion across many geographic areas. The Company grants unsecured credit to its customers. In doing so, the Company reviews a customer’s credit history before extending credit. In addition, the Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable risk is limited. The Company limits its international exposure to credit risk through the purchase of insurance.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of the items. The carrying amount of the Company’s lines of credit, notes and other payables, except for 10 1/4% senior subordinated notes due 2007, approximate their fair values either due to their short term nature, the variable rates associated with these debt instruments or based on current rates offered to the Company for debt with similar characteristics. The fair value of the Notes was approximately $94.6 million (book value of $99.5 million) and $68.8 million (book value of $98.2 million) at December 31, 2004 and 2003, respectively, based on market price.

Accounts and Notes Receivable

Accounts receivable are stated at the amount billed to customers plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date bear interest at 1% per month. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Notes receivable are stated at their outstanding principal amount, net of allowance for uncollectible notes. The Company provides an allowance for uncollectible notes, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Outstanding notes accrue interest based on the terms of the respective note agreements. A note receivable is considered delinquent when the debtor has missed three or more payments. Delinquent notes are written off based on individual credit evaluation and specific circumstances of the borrower.

Inventories

Inventories are stated at the lower of cost or market, net of reserve for obsolete or slow moving inventory. Cost includes the cost of materials, labor and factory overhead. The cost of all domestic and international inventories was determined using the first-in-first-out“ (“FIFO”) method. As of December 31, 2004, the Company’s policy for reserving for obsolete or slow moving inventory was to accrue reserves in the amount of the excess of amounts on hand over the trailing 36 month sales volumes for all finished goods and work in progress inventory, unless such excess amounts relate to newly introduced SKUs for which the Company has no long term sales history, in which case no reserve is applied. The Company did not have in place a policy for reserving for raw material inventory.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of property, plant and equipment acquired as part of a business acquisition represents the estimated fair value of such assets at the acquisition date. Depreciation is provided using the straight-line method over the following estimated useful lives.

Years
Building and Improvements	10–25
Machinery and Equipment	3–10
Office Equipment and Furniture	3–10

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repairs and maintenance are charged to expense as incurred. Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts.

Product Warranties

The Company provides limited warranties on certain of its products, for periods up to 1 year. The Company records an accrued liability and expense for estimated future warranty claims based upon historical experience and management’s estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and expense in the current year.

Research and Development

Costs associated with research and development are expensed as incurred. Such costs incurred were $3.6 million, $2.5 million and $2.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Intangible Assets

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized to the maturity period of the debt.

Revenue Recognition

Revenue is recorded when products are shipped, collection is reasonably assured, the price is fixed and determinable and there is persuasive evidence of an arrangement. Provisions are made at that time, when applicable, for warranty costs to be incurred.

Revenues on long-term, fixed-price contracts are recognized using the percentage of completion method. Percentage of completion is determined by comparing the actual costs incurred to date to the total estimated cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss. Retainages are included as current and noncurrent assets in the accompanying consolidated balance sheets. Revenue earned in excess of billings is comprised of revenue recognized on certain contracts in excess of contractual billings on such contracts. Billings in excess of costs are classified as a current liability.

Shipping and Handling Fees

Shipping and handling costs of $9.5 million, $8.6 million and $7.6 million for 2004, 2003 and 2002, respectively, are included in cost of goods sold.

Translation of Foreign Currency

The Company translates the financial statements of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” The Company’s foreign operations are reported in the local currency and translated to U.S. dollars, with the exception of Mexico, whose functional currency is the U.S. dollar. The balance sheets of the Company’s foreign operations are translated at the exchange rate in effect at the end of the periods presented. The revenues and expenses of the Company’s foreign operations are translated at the average rates in effect during the period. For locations where the U.S. dollar is not the functional currency, exchange losses resulting from translations for the years ended

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004, 2003 and 2002 have been recorded in the accompanying Consolidated Statements of Stockholders’ Deficit. For Mexico, exchange losses from translations for the years ended December 31, 2004, 2003 and 2002 have been recorded in the accompanying Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Earnings Per Share

The Company computes earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Under the provisions of SFAS No. 128, basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Diluted earnings per share equals basic earnings per share for all periods presented.

Self Insurance

The Company has elected to self-insure certain costs related to health insurance, workers’ compensation and general liability. Costs resulting from noninsured losses are charged to income when incurred. The Company has reserves of $3.3 million, $2.5 million and $2.0 million at December 31, 2004, 2003 and 2002, respectively.

Change in Accounting Principle

On January 1, 2002, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”). Under Statement No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The adoption of Statement No. 142 had the affect of increasing 2002 net income by $0.3 million.

During 2003, the Company changed its method of accounting and financial reporting for guarantees by adopting the provisions of FASB Interpretation No. 45 (“FIN 45”). The adoption of FIN 45 did not have a material impact on the Company’s results of operation or financial position.

Stock Based Compensation Plan

The Company is party to a stock based employee compensation plan, which is described more fully in note 10. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock based employee compensation cost is reflected in net income as the market value of the underlying common stock exceeds the purchase price.

Thirteen Week Fiscal Periods

The Company uses thirteen-week fiscal quarter periods for operational and financial reporting purposes. The Company’s year-end will continue to be December 31.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net earnings.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    New Accounting Pronouncements

On May 19, 2004, the FASB released FASB Staff Position FAS 106-2 (FSP 106-2), which provides accounting guidance with respect to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Medicare Act). FSP 106-2 provides guidance on accounting for the prescription drug benefit of the Medicare Act, prescribes the transition to the new guidance, and sets forth new disclosure requirements. The Company has determined the accounting provisions of FSP 106-2 will have no impact on the results of operations or financial position at this time.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 4, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal.” This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The Company does not expect this statement to have a material impact on the results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect this statement to have a material impact on the results of operations or financial position.

4.    Trade Receivables Allowance

The following summarizes trade receivables allowance activity for the years ended December 31, 2002, 2003 and 2004 (in thousands):

Amount
Balance, December 31, 2001	$2,117
Increase to operating expense	1,824
Charge to allowance	(883)

Balance, December 31, 2002	$3,058
Increase to operating expense	936
Charge to allowance	(1,265)

Balance, December 31, 2003	$2,729
Increase to operating expense	904
Charge to allowance	(231)

Balance, December 31, 2004	$3,402

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Business Segment

In January 1998, the Company adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (“SFAS 131”). The Company has no separately reportable segments under this standard. Under the enterprise-wide disclosure requirements of SFAS 131, the Company reports sales, by each group of product lines. Amounts for the years ended December 31, 2004, 2003 and 2002 are as shown in the table below (in thousands):

	December 31,
	2004	2003	2002
Grain product line	$177,622	$140,290	$123,599
Swine product line	46,809	42,152	51,091
Poultry product line	64,348	55,227	55,946
Discontinued operations	(648)	(801)	(1,118)

Sales	$288,131	$236,868	$229,518

For the years ended December 31, 2004, 2003 and 2002, sales in Brazil were $28.9 million, $17.4 million and $18.3 million, respectively. Net income in Brazil was $1.3 million, $1.4 million and $1.3 million in 2004, 2003 and 2002, respectively. Long-lived assets in Brazil were $4.3 million and $2.7 million at December 31, 2004 and 2003, respectively.

6.    Risks and Uncertainties

International operations generally are subject to various risks that are not present in domestic operations, including restrictions on dividends, restrictions on repatriation of funds, unexpected changes in tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, fluctuations in currency exchange rates, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely impact the Company’s international operations.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Detail of Certain Assets and Liabilities

	As of December 31,
	2004 Restated	2003 Restated
	(In thousands)
Accounts Receivable
Trade receivables	$28,058	$29,812
Allowance for doubtful accounts	(3,402)	(2,729)

Total	$24,656	$27,083

Inventories
Raw materials	$22,876	$13,653
Work-in-process	7,581	14,843
Finished goods	18,196	13,889

	$48,653	$42,385

Property, Plant and Equipment
Land	$803	$809
Buildings and improvements	25,061	23,660
Machinery and equipment	48,277	47,863
Office equipment and furniture	9,242	8,917
Construction-in-progress	488	—

	83,871	81,249
Accumulated depreciation	(51,323)	(48,576)

Property, plant and equipment, net	$32,548	$32,673

Intangible Assets
Goodwill	$10,264	$10,100

Non-compete agreements	$8,227	$8,227
Accumulated amortization	(6,869)	(6,250)

Total	$1,358	$1,977

Patents and other intangible assets	$383	$383
Accumulated amortization	(247)	(217)

Total	$136	$166

Deferred Financing Costs
Deferred financing costs	$7,008	$6,253
Accumulated amortization	(4,559)	(3,480)

Total	$2,449	$2,773

Accrued Warranty
Beginning reserve	$1,379	$1,340
Increase to expense	3,012	2,585
Charge to reserve	(1,627)	(2,546)

Ending reserve	$2,764	$1,379

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of patents and non-compete agreements are as follows (in thousands):

2005	$397
2006	$364
2007	$131
2008	$131
2009	$113

8.    Supplemental Cash Flow Information

The Company paid approximately $12.6 million, $12.4 million and $12.3 million in interest during the years ended December 31, 2004, 2003 and 2002, respectively. The Company paid income taxes of $30,502, $6,241 and $34,836 during the years ended December 31, 2004, 2003 and 2002, respectively.

9.    Long-Term Debt

Long-term debt at December 31, 2004 and 2003 consisted of the following (in thousands):

	2004	2003
Congress Financial Corporation (Central) revolving line of credit	$23,511	$19,541
Congress Financial Corporation (Central) term note	10,972	12,500
Stockholder note, unsecured, payable on demand, under the same interest terms as the Congress Financial Corporation (Central) revolving line of credit	5,000	148
10.25% senior subordinated notes payable, principal due November, 2007, net of Unamortized debt discount of $792 and $628 as of December 31, 2004 and 2003, Respectively; amortization of debt discount was $157 and $178 for the years ended December 31, 2004 and 2003, respectively; interest is payable semi-annually each May 1 and November 1	99,208	97,522
Brazil note, secured by equipment, interest rate is LIBOR plus 4.5%, principal due long term debt August 10, 2007	439	—

Total	139,130	129,711
Less:
Current maturities	5,167	148

Total long-term debt	$133,963	$129,563

Maturities of long-term debt during the next three years are as follows (in thousands):

2005	$5,167
2006	34,483
2007	99,480

Total	$139,130

In November 1997, the Company issued $100 million aggregate principal of senior subordinated notes (“Notes”) which are due in 2007. The Notes represent unsecured senior subordinated obligations of the Company. Upon occurrence of a change in control (as defined in the indenture governing the Notes), the Company is required to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The indenture governing the Company’s senior subordinated notes provides for certain restrictive covenants. The more significant of the covenants restrict the

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ability of the Company to dispose of assets, incur additional indebtedness, pay dividends or make distributions and other payments affecting subsidiaries. The Company was in compliance with the covenants contained in the indenture as of December 31, 2004.

In 2002, a stockholder of the Company extended an additional loan to the Company for $1.5 million which is payable on demand. It has revolver type characteristics where the rate and outstanding balance can fluctuate depending on the terms of the Company’s senior credit facility. As of December 31, 2004, this loan has the same interest terms as the Congress Financial Corporation (Central) revolving line of credit and the balance of the loan was $5.0 million and is included in current maturities of long-term debt.

On October 31, 2003, The GSI Group, Inc. (the “Company”) entered into a three-year credit facility with lenders led by Congress Financial Corporation (Central) to provide up to a maximum amount of $75,000,000 subject to borrowing base availability (the “Credit Facility”) to replace the Company’s existing senior credit facility, which provided for maximum outstanding borrowings of $60,000,000. Revolving loans and letters of credit under the Credit Facility are based on a borrowing base, which includes accounts receivable, inventory and fixed assets. A $12.5 million term loan due on October 31, 2006 is also included in the Credit Facility. The revolving loan borrowings bear interest at a floating rate per annum equal to (at the Company’s option) 2.5% to 3.0% over LIBOR or 0.0% to 0.50% over the Prime Rate, both based on excess availability under the borrowing base. The term loan borrowings bear interest at a floating rate per annum equal to 8% over the Prime Rate provided that the minimum interest rate will not be less than 12.25% and the maximum will not be greater than 14.5%. The Credit Facility requires the Company to maintain a senior debt to EBITDA ratio and a fixed charge coverage ratio. Borrowings under the Credit Facility are secured by substantially all of the assets of the Company, including the capital stock of any existing or future subsidiaries, except the Brazilian subsidiary. The Company had $23.5 million of revolving loans outstanding and $4.4 million of standby letters of credit, which reduced the overall availability on the line to $14.8 million as of December 31, 2004.

On July 9, 2004, Congress Financial Corporation and the Company amended the existing credit facility (the “Credit Facility”) to provide for term loans up to a maximum of $20.8 million, as well as to increase the Sloan Participation Obligations set forth therein from $2.5 million to $5.0 million. Proceeds from the increased term loan were used to purchase Voting Common Stock from Craig Sloan upon his retirement. A Capital Call Agreement was also signed on this date requiring Mr. Sloan to invest in the Company, if Excess Availability, as defined in the Credit Facility, falls below $5.0 million, in an amount that causes such availability to be at least $10.0 million.

On October 19, 2004, Congress Financial Corporation and the Company amended the existing credit facility (the “Credit Facility”) to decrease the interest rate on the term note by 1.25% and to provide for a revolving feature where the line can be between $8.0 million and $17.5 million for the period between October 19, 2004 and April 19, 2005.

On December 4, 2003, the Company purchased $1.7 million of the Notes at a 25% discount that resulted in a gain of $0.4 million. On May 13, 2004, the Company sold $1.8 million of Senior Subordinated Notes at a 23.5% discount that resulted in a loss of $0.4 million, which is being amortized over the remaining life of the bonds.

10.    Employee Benefit Plans

Profit Sharing Plan

The Company has a defined contribution plan covering virtually all full-time employees. Under the plan, Company contributions are discretionary. During 2004, 2003 and 2002, the Company provided a 25% matching contribution up to 1% of the employees’ compensation. Company contributions to this plan were $245,027, $244,366 and $245,630 during 2004, 2003 and 2002, respectively.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Based Compensation Plan

The Company’s majority stockholder has, from time to time, sold shares of non-voting common stock to members of management in exchange for non-recourse promissory notes. The notes are interest bearing and pre- payable. The shares are sold subject to Stockholder Agreements, as described below. The Company accounts for this plan under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As the market value of the underlying common stock exceeds the purchase price, the Company records compensation cost for the difference. For the years 2004, 2003 and 2002, the Company has recognized $2,241,354, $484,097 and $89,511 of compensation expense under this plan with a corresponding credit to additional paid-in capital. The dividends paid to the non-voting shareholders are classified as compensation expense and reduced previously reported net income for 2003 and 2002 by $62,584 and $113,647, respectively. The 2004 dividend that was classified as compensation expense was $381,178.

A summary of the status of the plan at December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	2004	2003	2002
Outstanding shares, beginning of year	89,958	92,356	106,433
Shares sold by Craig Sloan	101,684	599	—
Shares purchased by Craig Sloan	599	2,997	14,077

Outstanding shares, end of year	191,043	89,958	92,356

The Stockholder Agreements generally (i) provide that the holders of a majority of the stock may sell all of their shares at any time if the other stockholders are entitled to participate in such sale on the same terms and conditions, and that the holders of a majority of the stock may require the other stockholders to sell all their stock at the same time on the same terms and conditions, (ii) establish that the stockholders are restricted in their ability to sell, pledge or transfer such shares, (iii) grants rights of first refusal, first to the Company and then to all non-transferring stockholders, with respect to the transfer of any shares, (iv) require that an affirmative vote by a majority of the Company’s voting stockholders is required to approve certain corporate matters and (v) establish procedures for the optional purchase of shares by the Company (subject to compliance with the terms of the Indenture) or any remaining voting stockholders upon the death, permanent disability or termination of employment of any stockholder. The Stockholder Agreements also (i) provide that the holders of a majority of the Company’s shares may cause the Company to register their shares in an underwritten public offering and (ii) grant piggy-back registration rights to the stockholders in the event of an underwritten public offering.

11.    Income Tax Matters

The Company has elected to be treated as a subchapter S corporation for income tax purposes. Accordingly, no provision for federal income taxes related to the Company has been recorded. Earnings or losses of the Company are reported on the personal income tax returns of the stockholders. At December 31, 2004, all of the Company’s foreign subsidiaries are eligible foreign entities which have elected to be classified as a partnership or disregarded as a separate entity under U.S. Treasury Regulation Section 301.7701. As a result, earnings or losses of the foreign subsidiaries are not subject to U.S. tax except as reported on the personal income tax returns of the stockholders. Dividends sufficient to pay the resulting income taxes of the owners are declared and paid as needed. The Company is subject to certain state taxes. All foreign entities are subject to local taxes. Accordingly, the provisions for foreign local taxes have been recorded.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax expense (benefit) differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
	Restated	Restated	Restated
U.S. federal statutory rate	$1,550	$(1,816)	$(3,596)
Increase (decrease) in income taxes resulting from:
Non-taxable S Corporation (income) losses	(1,550)	2,337	1,364
Foreign local taxes	585	(302)	327
Valuation Allowance	—	(749)	2,200
Tax differences resulting from acquisition of DMC	(170)	(503)	(284)
Effective tax rate differences	—	93	91
State and other income taxes	84	(55)	4

	$499	$(995)	$106

The following is a summary of the Company’s expense (benefit) for income taxes (in thousands):

	Years Ended December 31,
	2004	2003	2002
	Restated	Restated	Restated
Current
State and local	$84	$243	$3
Foreign	17	235	327

	101	478	330

Deferred
Federal	(116)	(638)	(153)
State and local	(54)	(298)	(71)
Foreign	568	(537)	—

	398	(1,473)	(224)

Total expense (benefit)	$499	$(995)	$106

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred tax assets:
Tax loss carryforwards — DMC	$—	$972
Tax loss carryforwards — Brazil	1,161	1,249
Tax loss carryforwards — Mexico	118	45
Tax loss carryforwards — South Africa	41	—
Property and equipment	—	87
Inventory reserves	—	29
Estimated product liability	—	48

	$1,320	$2,430

Deferred tax liabilities:
Malaysia Inventory	11	—
Property and equipment	—	262
Inventory	—	148

	11	410

Valuation Allowance—DMC	—	(955)
Net deferred tax asset	$1,309	$1,065

The valuation allowance decreased by $955 (restated) during the current year. This decrease resulted from a re-evaluation of the utilization of the net operating loss carryforwards.

Brazil has tax loss carryforwards of approximately $1.2 million that do not expire. Mexico has tax loss carryforwards of $0.1 million that begin to expire in 2008. South Africa has minimal tax loss carry forwards that begin to expire in 2005.

Remaining realizable assets are supported by anticipated turnaround of deferred tax liabilities and future projected taxable income.

At December 31, 2004, if the Company’s S corporation election were terminated, a deferred income tax expense of approximately $5.5 million would have been recorded.

12.    Commitments and Contingencies

The Company is involved in various legal matters arising in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial position or results of operations.

Under the Company’s insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company retains a significant portion of certain expected losses related primarily to workers’ compensation, physical loss to property and comprehensive general, product and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled approximately $2.0 million for the year ended December 31, 2004. The amount of actual losses incurred could differ materially from the estimates reflected in these financial statements. The Company has provided letters of credit aggregating approximately $4.3 million in connection with these insurance programs.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has month-to-month leases for several buildings and paid rentals in 2004, 2003 and 2002 of $0.6 million, $0.9 million and $0.7 million, respectively. The Company also leases equipment and vehicles under operating lease arrangements. Total lease expense related to the equipment and vehicle leases for the years ended December 31, 2004, 2003 and 2002 was $1.4 million, $1.3 million and $1.8 million, respectively.

Operating lease commitments are as follows (in thousands):

2005	$1,539
2006	1,265
2007	952
2008	617
2009	251

Total	$4,624

The Company has a contract with the Yemen Company for Industrial Development to manufacture and supervise the assembly of grain handling systems. Other current and long-term assets include $0.6 million and $0.5 million as of December 31, 2004 and 2003, respectively, of retainage withheld until completion of the projects and the meeting of certain performance criteria. A dispute over the contract has caused the matter to be placed in arbitration.

The Company previously engaged Rabobank International as its exclusive financial advisor with respect to the exploration of strategic alternatives, including but not limited to the sale of the Company. In return for these services, in the event of a sale, the Company has agreed to pay a success fee based on the aggregate consideration received for such a sale. This agreement was terminated by the Company and has a clause whereby, if the Company is sold within twelve months after the termination date, then Rabobank International would likely be entitled to the aforementioned success fee.

13.    Regional Information

The Company is engaged in the manufacture and sale of equipment for the agricultural industry. The Company’s product lines include: grain storage bins and related drying and handling equipment systems and swine and poultry feed storage and delivery, ventilation, and watering systems. The Company’s products are sold primarily to independent dealers and distributors and are marketed through the Company’s sales personnel and network of independent dealers. Users of the Company’s products include farmers, feed mills, grain elevators, grain processing plants and poultry/swine integrators. Sales by each major geographic region are as follows (in millions):

	2004	2003	2002
United States	$187.5	$156.1	$146.1
Asia	15.8	20.6	20.0
Canada	16.7	15.0	17.5
Latin America	46.2	27.1	29.9
Mideast and Africa	10.6	8.9	5.8
Europe	7.2	6.0	7.4
All other	4.1	3.2	2.8

	$288.1	$236.9	$229.5

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Discontinued Operations

On November 2, 2004, the Company entered an agreement to discontinue and sell the assets of its Canadian subsidiary to an unrelated third party. The gain of $118 thousand has been reported in 2004’s gain from the sale of discontinued operations. 2004, 2003 and 2002 operations have been reclassified to include all revenues and expenses of the subsidiary under discontinued operations.

15.    Business Combinations

On December 22, 2004, the Company participated in two simultaneous transactions where the Company acquired 100 percent of the outstanding common shares of FarmPro, Inc. (FarmPRO) and then sold substantially all of the assets of FarmPRO to an unrelated third party.

The following table summarizes the estimated fair values of the assets retained and liabilities assumed at the date of acquisition.

Current Assets	$243,000
Current Liabilities	(40,000)

Net Assets Acquired	$203,000

As a result of these transactions, the Company recognized a loss of $7.2 million related to $2.6 million of accounts receivable writeoffs and acting on a $4.5 million guarantee for FarmPRO, as well as other expenses of $0.6 million, which were offset by $0.5 million cash received. The Company had a $93,000 reserve related to the guarantee recorded on the books throughout 2004.

16.    Related Party Transactions

The Company makes sales in the ordinary course of business to Sloan Implement Company, Inc., a supplier of agricultural equipment that is owned by family members of a stockholder of the Company. Such transactions generally consist of sales of grain equipment and amounted to $487,439, $125,920 and $196,691 for 2004, 2003 and 2002, respectively.

The Company makes sales in the ordinary course of business to Larry Sloan, who is a family member of a stockholder of the Company. Such transactions generally consist of sales of grain equipment and amounted to $24,193, $72,619 and $10,987 for 2004, 2003 and 2002, respectively.

The Company has a contract with BMA Consulting, Inc. (BMA) where BMA provides consulting services in the ordinary course of business to the Company. BMA is owned by a shareholder of the Company. Such transactions amounted to $699,210 for 2004.

The Company conducted transactions in the ordinary course of business with RAD Properties, a corporation owned by Craig Sloan, shareholder of the Company. Such transactions generally consist of rent and lease payments that amounted to $216,200, $302,900 and $165,383 in 2004, 2003 and 2002, respectively.

The Company conducts transactions in the ordinary course of business with companies owned by the Segatt family, a member of which is a minority shareholder of a subsidiary of the Company. Such transactions generally consist of purchases of materials, freight payments, and commissions that amounted to $925,786, $564,362 and $538,388 for 2004, 2003 and 2002, respectively, and sales of poultry equipment that amounted to $296,681, $99,815 and $63,225 for 2004, 2003 and 2002, respectively.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company conducts transactions in the ordinary course of business with Reliance, a supplier of poultry equipment, which is owned by an employee of the Company. Such transactions generally consist of purchases of materials for poultry equipment that amounted to $958,040, $238,095 and $243,946 from 2004, 2003 and 2002, respectively, and sales of poultry equipment that amounted to $150,127, $239,005 and $37,877 from 2004, 2003 and 2002, respectively.

The Company makes sales in the ordinary course of business to Mayland Enterprises, a distributor of grain equipment, that is owned by an employee of the Company. Such transactions generally consist of sales of grain equipment and amounted to $41,178, $89,348 and $26,056 for 2004, 2003 and 2002, respectively.

17.    Unaudited Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Restated 2004:
Sales	$58,444	$79,623	$89,692	$60,372
Gross profit	12,301	14,451	22,552	14,800
Net income (loss)	105	632	6,820	(3,565)
Basic and diluted earnings(loss) per share	0.06	0.36	4.67	(2.73)

Restated 2003:
Sales	$44,224	$65,289	$77,062	$50,293
Gross profit	9,653	13,390	18,236	7,392
Net income (loss)	(2,367)	(135)	4,536	(6,312)
Basic and diluted earnings(loss) per share	(1.33)	0.08	2.56	(3.56)

Restated 2002:
Sales	$52,661	$65,581	$69,863	$41,413
Gross profit	9,705	12,620	15,004	4,661
Net income (loss)	(3,103)	(833)	1,750	(8,217)
Basic and diluted earnings(loss) per share	(1.75)	(0.47)	0.99	(4.63)

18.    Restatements

First Restatement

During the Company’s year-end review of 2004, it discovered accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2003, 2002 and 2001 financial statements. A description of the errors and related impact of each on the financial statements follows. Amounts are stated in whole dollars.

At the end of 2001, the Company began the process of shutting down its Mason City, Iowa plant, which served as the headquarters for its DMC subsidiary. As the Company began the revenue cycle process at its corporate headquarters, cost of sales estimates were understated during 2002, while cost accounting records were being developed for the products previously handled by the Mason City employees, which caused the remaining inherited inventory costs to be overstated by approximately $6 million. The Company became aware of the overstatement in early 2003, but erroneously assigned the overstated value to inventory that would flow through the cost of sales over the next few years. This erroneous correction reduced the stated value of the inventory by

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $2.2 million in 2003 and $4.3 million in 2004. During the 2004 year-end closing process, this issue was re-examined, and the Company determined that it would be appropriate to restate the 2002 cost of sales and year-end inventory, the period when the overstatement occurred.

In 1997, the Company’s majority stockholder began selling non-voting shares to certain employees. The Company’s majority stockholder helped finance each employee’s purchase with a non-recourse, loan (in the form of interest-bearing notes) to each employee with the shares as the only collateral for the notes. APB Opinion 25 and its interpretations require that these transactions be imputed to the Company’s financial statements and be accounted for as variable stock awards, which practice the Company had not previously followed. Treatment of the transaction as a variable stock award requires the Company to recognize as compensation expense the extent to which the fair market value of the underlying shares exceeds the original purchase price for such shares. The fair value of the underlying shares first exceeded the price paid for the shares in 2002. The effect of recording the resulting compensation expense reduced previously reported net income for 2003 by $484,097 and reduced previously reported net income for 2002 by $89,511. The dividends paid to the non-voting shareholders are classified as compensation expense and reduced previously reported net income for 2003, 2002 and 2001 by $62,584, $113,647 and $84,810, respectively.

In 2002, the Company entered into an agreement with the manager of its Brazilian subsidiary whereby the Company agreed to issue him shares of the Brazilian subsidiary’s stock primarily based on the financial performance of the Brazilian subsidiary. This agreement constitutes a stock compensation arrangement for which the Company did not previously recognize compensation expense. The effect of recording compensation expense related to this arrangement reduced previously reported net income for 2003 by $340,000 and reduced previously reported net income for 2002 by $401,000.

Prior to the 2004 closing process, the Company had been using Mexican Pesos as the functional currency of its Mexican subsidiary. During the 2004 closing process, the Company determined that the correct functional currency of its Mexican subsidiary should be U.S. Dollars rather than Mexican Pesos. The effect of this change reduced previously reported 2003 and 2002 net income by $98,644 and $315,917, respectively, and increased previously reported 2001 net income by $69,692.

In 2001, 2002 and 2003, the Company’s CEO and majority stockholder elected not to accept salary and board fees that were subsequently paid in 2004. The Company did not accrue these amounts in those years. The effects of accruing compensation for the Company’s CEO reduced previously reported 2003, 2002 and 2001 net income by $100,000, $507,515 and $257,000, respectively.

The Company changed from a stop-loss workers’ compensation insurance policy to a high-deductible self-insured policy in 2000 and did not subsequently accrue a liability for claims incurred but not reported. The effect of accruing for such claims in 2003, 2002 and 2001 reduced previously reported net income by $289,506, $698,246 and $603,090, respectively.

The Company also made adjustments in 2003, 2002 and 2001 to correct previous reporting of overhead adjustments in overseas inventories and gain on inter-company sales.

Second Restatement

Subsequent to the sale of all of the stock of the Company on May 16, 2005, the new management appointed by the new owner of the Company discovered additional accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2004, 2003 and 2002 financial statements. A description of the errors and related impact on each of the financial statements follows. Amounts are stated in whole dollars.

The Company made adjustments in 2004, 2003 and 2002 to correct its carrying values of inventory in such periods to conform to the Company’s historical policy for valuing and accounting for excess and obsolete inventory.

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of these adjustments reduced previously reported net income by $559,000 in 2004 and $1,307,000 in 2002 due to properly reflecting the effect of net increases (net of decreases due to sale or discard) in inventory in such periods that should have been considered obsolete had our policy for accounting for slow moving inventory been properly applied in such periods. Conversely, the adjustments increased net income in 2003 by $283,000 due to properly accounting for the effect of net decreases in inventory that should have been considered to be obsolete in 2002 had our policy for accounting for slow moving inventory been properly applied in such periods.

The Company made adjustments in 2004, 2003 and 2002 to expense warranty and research and development costs, which were erroneously included in inventory. The effect of these changes increased net income by $654,000 and $51,000 in 2004 and 2002, respectively, and decreased net income by $558,000 in 2003.

The Company made adjustments in 2004, 2003 and 2002 to correct the amount of overhead that was included in inventory. The previous inventory balance included an excessive amount of overhead. The effect of these changes increased net income by $2,188,000 and $1,777,000 in 2004 and 2003, respectively, and decreased net income by $2,951,000 in 2002.

The combined effect of these changes increased net income by $2,283,000 and $ 1,502,000 in 2004 and 2003, respectively, and decreased net income by $4,207,000 in 2002.

The financial statement impact of the above noted adjustments is indicated in the table below stated in thousands of dollars except for per share line items:

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
FISCAL YEAR 2004
Consolidated Balance Sheet:
Inventory	$53,588	—	—	$(4,935)	$48,653
Retained earnings	3,944	—	—	(4,935)	(991)
Consolidated Statement of Income:
Cost of sales	226,310	—	—	(2,283)	224,027
Operating income	16,469	—	—	2,283	18,752
Net income	1,709	—	—	2,283	3,992
Basic and diluted earnings per share	$1.31	—	—	$1.75	$3.06

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
FISCAL YEAR 2003 (Note *)
Consolidated Balance Sheet:
Inventory	$54,165	$(4,562)	$49,603	$(7,218)	$42,385
Payroll and payroll related expenses	3,071	565	3,636	—	3,636
Other accrued expenses	4,057	1,891	5,948	—	5,948
Paid in capital	3,006	574	3,580	—	3,580
Accumulated other comprehensive loss	(11,929)	345	(11,584)	—	(11,584)
Retained earnings	12,531	(8,678)	3,853	(7,218)	(3,365)
Consolidated Statement of Income:
Cost of sales	190,694	(995)	189,699	(1,502)	188,197
Selling, general and administrative expenses	36,591	3,365	39,956	—	39,956
Operating income	9,290	(3,171)	6,119	1,502	7,621
Foreign currency transaction loss	(102)	(212)	(314)	—	(314)
Other, net	(3,544)	3,749	205	—	205
Minority interest in net income of subsidiary	—	(77)	(77)	—	(77)
Net income (loss)	(6,232)	452	(5,780)	1,502	(4,278)
Basic and diluted earnings per share	$(3.51)	$0.25	$(3.26)	$0.85	$(2.41)

THE GSI GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
FISCAL YEAR 2002 (Note *)
Consolidated Statement of Income:
Cost of sales	$176,836	$6,485	$183,321	$4,207	$187,528
Selling, general and administrative expenses	36,767	931	37,698	—	37,698
Operating income	15,787	(8,534)	7,253	(4,207)	3,046
Foreign currency transaction loss	(468)	(323)	(791)	—	(791)
Minority interest in net income of subsidiary	—	(26)	(26)	—	(26)
Net income (loss)	2,330	(8,526)	(6,196)	(4,207)	(10,403)
Basic and diluted earnings per share	$1.31	$(4.80)	$(3.49)	$(2.37)	$(5.86)

Note * The reported figures in these tables may differ from the Consolidated Statement of Operations because they do not reflect the reclassification of certain amounts for discontinued operations.

19.    Subsequent Events

On April 6, 2005, the Company’s stockholders entered into an agreement to sell all of the issued and outstanding shares of voting and non-voting equity of the Company to an affiliate of Charlesbank Equity Fund V, Limited Partnership. In connection with the consummation of the transaction, it is expected that the Company will refinance or amend its senior credit facility and its 10 1/4% senior subordinated notes due 2007. The consummation of the transaction, which is expected to occur in May 2005, is subject to customary conditions, including the receipt of financing.

20.    Correction of Earnings Per Share Calculation

The restated amount of earnings per share for the year ended December 31, 2004 has been amended to correct a computational error in the 2004 10-K/A filed August 12, 2005.

THE GSI GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	Successor	Predecessor
ASSETS	(Unaudited) September 30, 2005	Restated December 31, 2004
CURRENT ASSETS:
Cash and cash equivalents	$3,913	$2,304
Accounts receivable (net of reserve for bad debts of $2,975 in 2005 and $3,402 in 2004)	46,536	24,656
Inventories (net of reserve for obsolescence of $3,270 in 2005 and $2,333 in 2004)	42,722	48,653
Prepaid expenses	2,512	3,489
Deferred tax current asset	7,002	—
Other	636	3,416

Total current assets	103,321	82,518

PROPERTY, PLANT AND EQUIPMENT (net of accumulated depreciation of $960 in 2005 and $51,323 in 2004)	34,512	32,548

OTHER ASSETS:
Goodwill	40,118	10,264
Other intangible assets (net of amortization of $2,962 in 2005 and $7,116 in 2004)	54,818	1,494
Deferred tax asset	—	1,309
Deferred financing costs	5,289	2,449
Other	149	95

Total other assets	100,374	15,611

Total assets	$238,207	$130,677

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$21,489	$16,629
Accrued interest	5,097	1,708
Payroll and payroll related expenses	10,740	4,652
Income taxes payable	551	—
Accrued warranty	2,224	2,764
Other accrued expenses	4,978	4,173
Customer deposits	4,093	7,090
Current maturities of long-term debt	120	5,167

Total current liabilities	49,292	42,183
LONG-TERM DEBT, less current maturities	117,341	133,963
DEFERRED TAX LIABILITY	2,082	—
MINORITY INTEREST	2,887	1,366
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.01 par value (authorized 6,900,000 shares; issued 6,633,652 shares; outstanding 626,948 shares)	16	16
Common stock, $.01 par value, nonvoting (authorized 1,100,000 shares; issued 1,059,316 shares; outstanding 200,000 shares)	2	2
Paid-in capital	97,881	5,821
Accumulated other comprehensive loss (cumulative currency translation adjustment)	1,645	(10,124)
Retained earnings (deficit)	8,620	(991)
Treasury stock, at cost, voting (6,006,704 shares)	(41,550)	(41,550)
Treasury stock, at cost, nonvoting (859,316 shares)	(9)	(9)

Total stockholders’ equity (deficit)	66,605	(46,835)

Total liabilities and stockholders’ equity (deficit)	$238,207	$130,677

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Successor		Predecessor
	May 17, 2005 Through September 30, 2005	Three Fiscal Months Ended September 30, 2005	Restated Three Fiscal Months Ended October 1, 2004	January 1, 2005 Through May 16, 2005	Restated Nine Fiscal Months Ended October 1, 2004
Sales	$155,901	$107,723	$89,692	$114,635	$227,759
Cost of sales	118,676	78,394	64,901	83,733	173,479

Gross profit	37,225	29,329	24,791	30,902	54,280
Selling, general and administrative expenses	21,275	14,390	12,957	25,049	34,083
Amortization expense	2,912	1,950	163	166	487

Total operating expenses	24,187	16,340	13,120	25,215	34,570

Operating income	13,038	12,989	11,671	5,687	19,710
Other income (expense):
Interest expense	(5,680)	(3,705)	(3,940)	(5,238)	(10,453)
Other, net	369	282	(579)	707	(1,157)

Income from continuing operations before income tax expense and minority interest	7,727	9,566	7,152	1,156	8,100
Minority interest in net income of subsidiary	(174)	(119)	(23)	(105)	(69)
Income tax expense (benefit)	(1,067)	4,075	95	1,115	415

Income (loss) from continuing operations	8,620	5,372	7,034	(64)	7,616
Gain from discontinued operations, net of income tax expense taxes	—	—	(214)	—	(59)

Net income (loss)	$8,620	$5,372	$6,820	$(64)	$7,557

Basic and diluted earnings (loss) per share	$10.42	$6.50	$8.25	$(0.08)	$5.17

Weighted average common shares outstanding	826,948	826,948	826,948	826,948	1,461,281

COMPREHENSIVE INCOME
Net income (loss)	$8,620	$5,372	$6,820	$(64)	$7,557
Cumulative currency translation adjustment	1,645	1,061	916	536	(328)

Comprehensive income	$10,265	$6,433	$7,736	$472	$7,229

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Successor	Predecessor
	May 17, 2005 Through September 30, 2005	January 1, 2005 Through May 16, 2005	Restated Nine Months Ended October 1, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,620	$(64)	$7,557
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	4,190	2,070	3,937
Amortization of deferred financing costs and debt discount	279	572	931
(Gain) loss on sale of property and equipment	(20)	(84)	260
Non-cash charges related to inventory fair value adjustment	661	—	—
Deferred taxes	(3,766)	(69)	(386)
Minority interest in net income of subsidiaries	174	105	69
Minority interest compensation expense	463	779	431
Stock-based compensation	—	2,842	1,793
Changes in:
Accounts receivable	(10,492)	(11,388)	(15,143)
Inventories	18,188	(6,968)	(1,073)
Other current assets	(668)	5,159	2,188
Accounts payable	(528)	5,388	426
Accrued expenses and payroll and payroll related expenses	10,066	3,130	8,519
Customer deposits	(1,548)	(1,449)	(261)

Net cash flows provided by operating activities	25,619	23	9,248

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(2,569)	(2,046)	(3,415)
Proceeds from sale of property and equipment	80	268	870
Other	(68)	(48)	(7)

Net cash flows used in investing activities	(2,557)	(1,826)	(2,552)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stockholder loan	—	12	5,816
Payments on stockholder loan	(5,012)	—	(970)
Proceeds from issuance of long-term debt	110,000	—	1,850
Payments on long-term debt	(100,035)	(90)	—
Proceeds under line of credit agreement	103,529	10,369	1,711
Payments under line of credit agreement	(141,234)	—	—
Net proceeds of equity contributed	15,326	—	—
Payment of deferred financing costs	(5,568)	(485)	(659)
Dividends paid	—	(7,913)	(657)
Other	1,477	50	(15,005)

Net cash flows provided by (used in) financing activities	(21,517)	1,943	(7,914)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(69)	(7)	18
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,476	$133	$(1,200)
CASH AND CASH EQUIVALENTS, beginning of period	2,437	2,304	3,439

CASH AND CASH EQUIVALENTS, end of period	$3,913	$2,437	$2,239

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

The financial statements have been prepared by The GSI Group, Inc. (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information not misleading. The condensed and restated consolidated balance sheet of the Company as of December 31, 2004 has been derived from the audited restated consolidated balance sheet of the Company as of that date. Certain information and note disclosures normally included in the Company’s annual financial statements in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and related notes contained in the Company’s December 31, 2004 Form 10-K/A as filed with the Securities and Exchange Commission. Other than as indicated herein, there have been no significant changes from the data presented in the Company’s 2004 Form 10-K/A.

In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of the Company as of September 30, 2005 and the results of operations and cash flows for the successor periods of May 17 through September 30, 2005 and three months ended September 30, 2005 and the predecessor periods of three months ended October 1, 2004, January 1 through May 16, 2005 and nine months ended October 1, 2004. Those adjustments consist only of normal recurring adjustments.

The results of operations for the successor periods of May 17 through September 30, 2005 and three months ended September 30, 2005 and the predecessor periods of January 1 through May 16, 2005, three months ended October 1, 2004 and nine months ended October 1, 2004 are not necessarily indicative of the operating results for the full year.

The accompanying combined financial statements are presented under two different (“Predecessor” and “Successor”) bases of accounting. The predecessor and successor financial statements are consolidated and include all of the accounts of GSI Group, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

2.    Acquisition and Financing Transactions (The Transaction)

The Acquisition

On April 6, 2005, all of the Company’s stockholders entered into a stock purchase agreement with GSI Holdings, Inc. (“GSI Holdings”), a newly formed holding company owned primarily by entities affiliated with Charlesbank Equity Fund V, Limited Partnership, pursuant to which GSI Holdings purchased for cash all of the issued and outstanding shares of the Company’s common stock. On May 16, 2005, under the “successor” basis of accounting, the closing of that stock purchase (“the Acquisition”) occurred. Upon the closing of that stock purchase, the Company became a direct, wholly owned subsidiary of GSI Holdings. The cash costs of the Acquisition together with the fees and expenses necessary to consummate the transaction were financed by equity contributions of $56,340,000, issuance of $110,000,000 million of senior subordinated notes (the “Notes”) due May 15, 2013, and a five year $60,000,000 revolving credit facility.

Immediately following the closing, the Company converted from a subchapter “S” corporation to a subchapter “C” corporation, which means that it became a taxable entity for federal and state income tax purposes. For the portion of the 2005 fiscal year preceding the closing date, the Company made tax distributions to its selling stockholders at the closing in an amount sufficient to allow them to pay income taxes relating to such period.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Acquisition of the Company has been accounted for in accordance with SFAS No. 141 “Business Combinations” and reflects the “push down” of GSI Holdings’ basis into our financial statements. The purchase price is being allocated to the assets acquired and the liabilities assumed based on the estimates of respective fair values at the date of acquisition. The fair values are being determined by management estimates and by independent third party valuations.

The following table summarizes the estimated fair value of the assets acquired and of the liabilities assumed at the date of the Acquisition. The Company is in the process of finalizing the third party valuations of the assets acquired and liabilities assumed; accordingly the preliminary allocation of the purchase price is likely to change.

(In millions)
Cash	$2.4
Accounts receivable, net	36.0
Inventories, net	60.9
Property, plant and equipment	33.4
Other intangible assets	57.8
Goodwill	40.0
Other assets	2.8

Total assets acquired	233.3
Accounts payable and accrued expenses	38.0
Customer deposits	5.6
Long-term debt	150.0
Minority interest	2.2
Deferred income taxes	0.2

Total liabilities assumed	196.0

Purchase price	$37.3

Acquisition and Financing	May 17, 2005

(In thousands)
Cash paid upon acquisition	$34,934
Repay old indebtedness	149,864
Bond repayment penalty	1,729
Repayment of interest	1,252
Estimate of acquisition expenses	2,371

Acquisition Consideration	$190,150

Historical net book value of tangible assets acquired	86,678

Excess purchase price to be allocated	103,472

Inventory step-up	(5,288)
Property, plant and equipment step-up	(561)
Other intangibles	(57,780)
Deferred tax liability	224
Goodwill	(40,067)

$0

The aggregate amortization expense for the period May 17, 2005 through September 30, 2005 for the identified intangible assets was $3.0 million. The identified intangible assets are being amortized on a straight-line basis over their individual estimated useful lives.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of inventory was increased by approximately $5.3 million to reflect the inventory fair value at May 16, 2005. The effect of the fair value adjustment is to increase the cost of goods sold and thereby reduce gross profit in future periods when this inventory is sold. The Company expects to sell most of that inventory by the end of September and sell all of that inventory by the end of the year. During the period May 17, 2005 through September 30, 2005, cost of goods sold included $4.6 million of this fair value adjustment.

The carrying value of property, plant and equipment was increased by approximately $0.6 million to reflect the fair value at May 16, 2005. The effect of the fair value adjustment is to increase costs and expenses for additional depreciation in future periods over the useful lives of the assets.

The following schedule explains the changes in Stockholder’s Equity as a result of the purchase:

	Common Voting	Common Non- Voting	Paid-in Capital	Other Compre- hensive	Retained Earnings	Treasury Voting	Treasury Non- Voting	Total
Predecessor as of December 31, 2004 as restated	$16	$2	$5,821	$(10,124)	$(991)	$(41,550)	$(9)	$(46,835)
Predecessor Income (loss) Jan 1-May 16, 2005	—	—	—	536	(64)	—	—	472
Change in Equity due to Acquisition On May 16, 2005	—	—	92,060	9,588	1,055	—	—	102,703
Successor Income	—	—	—	1,645	8,620	—	—	10,265

Successor Equity at September 30, 2005	$16	$2	$97,881	$1,645	$8,620	$(41,550)	$(9)	$66,605

The Financing Transactions

In connection with the closing of the Acquisition on May 16, 2005, the Company entered into the following financing transactions, each of which occurred prior to or concurrently with the closing of the Acquisition:

•	the closing of the issuance of the Notes;

•	the closing of our refinanced senior secured credit facility, consisting of a $60.0 million revolving credit facility. Approximately $29.5 million was drawn on the revolving credit facility on the closing date, with additional availability of approximately $22.5 million under the revolving credit facility on the closing date;

•	the call for redemption of all of our existing 10 1/4% senior subordinated notes due 2007, the deposit of all amounts necessary to redeem those notes with the trustee, and the subsequent retirement of all of those notes upon completion of the redemption;

•	the repayment in full of all amounts outstanding under our existing credit facility;

•	the repayment in full of all amounts outstanding under loans made to us by our founder and selling majority stockholder; and

•	the cash equity contribution to GSI Holdings by our equity sponsor, Charlesbank Equity Fund V, Limited Partnership (a small amount of which was made by nonaffiliated funds) of $56.3 million, of which approximately $43.8 million (less certain expenses and other amounts) was paid to our selling stockholders, and approximately $12.5 million was contributed to our common equity.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro Forma Information

The unaudited, supplemental pro forma information reflects the Transaction as if it had occurred on January 1, 2004. Included in these pro forma adjustments are the consideration of the fair value of the property, plant and equipment; intangibles; amortization of the deferred financing fees; income tax expense and the interest expense related to the new debt. The pro forma information does not reflect non-recurring charges that will be incurred with the amortization of approximately $5.3 million of cost of goods sold related to the write up of inventory to fair value in purchase accounting. The pro forma net income for the three and nine month periods ended September 30, 2005 include $2.0 million and $4.6 million of such costs, respectively.

	Three months Ended September 30, 2005	Three months Ended October 1, 2004	Nine months Ended September 30, 2005	Nine months Ended October 1, 2004
Pro Forma Net Sales	$107,723	$89,692	$270,536	$227,759
Pro Forma Net Income	$5,107	$2,703	$3,482	$1,545
Earnings per share	$6.18	$3.27	$4.21	$1.06

3.    Restatements

First Restatement

During the Company’s 2004 year-end closing process, the Company discovered accounting errors in prior years’ financial statements. The errors were corrected in the 2004 financial statements. A description of the errors and related impact of each on the financial statements follows. Amounts are stated in whole dollars.

At the end of 2001, the Company began the process of shutting down its Mason City, Iowa plant, which served as the headquarters for its DMC subsidiary. As the Company began the revenue cycle process at its corporate headquarters, cost of sales estimates were understated during 2002, while cost accounting records were being developed for the products previously handled by the Mason City employees, which caused the remaining inherited inventory costs to be overstated by approximately $6,470,000. The Company became aware of the overstatement in early 2003, but erroneously assigned the overstated value to inventory that would flow through the cost of sales over the next few years. This erroneous correction reduced the stated value of the inventory by approximately $2,206,000 in 2003 and $4,264,000 in 2004. During the 2004 year-end closing process, this issue was re-examined, and the Company determined that it would be appropriate to restate the 2002 cost of sales and year-end inventory, the period when the overstatement occurred. This adjustment increased the previously reported net income by $628,000 in the third quarter of 2004 and $1,522,000 for the first nine months of 2004.

In 1997, the Company’s majority stockholder began selling non-voting shares to certain employees. The Company’s majority stockholder helped finance each employee’s purchase with a loan to each employee with the shares as the only collateral for the notes. APB Opinion 25 and its interpretations require that these transactions be imputed to the Company’s financial statements and be accounted for as variable stock awards, which practice the Company had not previously followed. Treatment of the transaction as a variable stock award requires the Company to recognize as compensation expense the extent to which the fair market value of the underlying shares exceeds the original purchase price for such shares. The fair value of the underlying shares first exceeded the price paid for the shares in 2002. The effect of recording the resulting compensation expense reduced previously reported net income by $729,000 in the third quarter of 2004 and $1,886,000 for the first nine months of 2004.

In 2002, the Company entered into an agreement with the manager of its Brazilian subsidiary whereby the Company agreed to issue him shares of the Brazilian subsidiary’s stock primarily based on the financial

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

performance of the Brazilian subsidiary. This agreement constitutes a stock compensation arrangement for which the Company did not previously recognize compensation expense. The effect of recording compensation expense related to this arrangement reduced previously reported net income by $188,000 in the third quarter of 2004 and $500,000 for the first nine months of 2004.

Prior to the 2004 closing process, the Company had been using Mexican Pesos as the functional currency of its Mexican subsidiary. During the 2004 closing process, the Company determined that the correct functional currency of its Mexican subsidiary should be U.S. Dollars rather than Mexican Pesos. The effect of this change reduced previously reported net income by $10,000 in the third quarter of 2004 and $26,000 for the first nine months of 2004.

The Company changed from a stop-loss workers’ compensation insurance policy to a high-deductible self-insured policy in 2000 and did not subsequently accrue a liability for claims incurred but not reported. The effect of accruing for such claims in 2004 reduced previously reported net income by $82,000 in the third quarter of 2004 and $219,000 for the first nine months of 2004.

The Company also made adjustments in 2004 to correct previous reporting of overhead adjustments in overseas inventories and gain on inter-company sales.

Second Restatement

Subsequent to the sale of all of the stock of the Company on May 16, 2005, the new management appointed by the new owner of the Company discovered additional accounting errors in prior years’ financial statements. The errors have been corrected in the accompanying 2005 and 2004 financial statements. A description of the errors and related impact on each of the financial statements follows. Amounts are stated in whole dollars.

The Company made adjustments in 2004, 2003 and 2002 to correct its carrying values of inventory in such periods to conform to the Company’s historical policy for valuing and accounting for excess and obsolete inventory. The effect of these adjustments reduced previously reported net income by $559,000 in 2004 and $1,307,000 in 2002 due to properly reflecting the effect of net increases (net of decreases due to sale or discard) in inventory in such periods that should have been considered obsolete had our policy for accounting for slow moving inventory been properly applied in such periods. Conversely, the adjustments increased net income in 2003 by $283,000 due to properly accounting for the effect of net decreases in inventory that should have been considered to be obsolete in 2002 had our policy for accounting for slow moving inventory been properly applied in such periods.

The Company made adjustments in 2004 to expense warranty and research and development costs, which were erroneously included in inventory. The effect of these changes increased quarterly net income by $164,000 in the third fiscal quarter of 2004 and $491,000 in the first nine months of 2004. The Company reclassified warranty and research and development costs out of cost of sales and into operating expenses for 2005 and 2004, which had no effect on net income.

The Company made adjustments in 2005 and 2004 to correct the amount of overhead that was included in inventory. The previous inventory included an excessive amount of overhead. The effect of these changes reduced net income by $998,000 in the first three months of 2005 and increased net income by $546,000 and $1,639,000 in the third fiscal quarter and first nine months of 2004, respectively.

The combined effect of these changes reduced net income by $1,241,000 in the first three months of 2005 and increased net income by $570,000 and $1,710,000 in the third fiscal quarter and first nine months of 2004, respectively.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impact of the above noted adjustments on the Company’s unaudited financial statements for the first three months of 2005, the first nine months of 2004 and the third fiscal quarter of 2004 are summarized in the table below. Amounts are stated in thousands of dollars except for per share line items.

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
FIRST THREE MONTHS OF 2005
Consolidated Balance Sheet:
Inventory	$56,992	—	$56,992	$(5,389)	$51,533
Retained earnings	7,620	—	7,620	(5,389)	2,231

Consolidated Statement of Income:
Cost of sales	54,750	—	54,750	1,241	55,991
Operating income	8,935	—	8,935	(1,241)	7,694
Net income (loss)	5,214	—	5,214	(1,241)	3,973
Basic and diluted income (loss) per share	$6.31	—	$6.31	$(1.51)	$4.80

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
FIRST NINE MONTHS OF 2004
Consolidated Balance Sheet:
Inventory	$52,355	—	$52,355	$(3,699)	$48,656
Retained earnings	18,867	—	18,867	(3,699)	15,168
Consolidated Statement of Income:
Cost of sales	181,654	(1,489)	180,165	(6,686)	173,479
Selling, general and administrative expenses	26,885	2,222	29,107	—	29,107
Warranty and R&D expenses	—	—	—	4,976	4,976
Operating income	19,319	(1,319)	18,000	1,710	19,710
Other, net	(1,331)	174	(1,157)	—	—
Net income (loss)	7,086	(1,239)	5,847	1,710	7,557
Basic and diluted income (loss) per share	$4.85	$(0.85)	$4.00	$1.17	$5.17

	As Previously Reported	First Restatement	As Restated	Second Restatement	As Restated
THIRD FISCAL QUARTER OF 2004
Consolidated Balance Sheet:
Inventory	$52,355	—	$52,355	$(3,699)	$48,656
Retained earnings	18,867	—	18,867	(3,699)	15,168
Consolidated Statement of Income:
Cost of sales	68,315	(605)	67,710	(2,809)	64,901
Selling, general and administrative expenses	9,832	886	10,718	—	10,718
Warranty and R&D expenses	—	—	—	2,239	2,239
Operating income	11,546	(445)	11,101	570	11,671
Other, net	(822)	363	(459)	—	—
Net income (loss)	6,680	(430)	6,250	570	6,820
Basic and diluted income (loss) per share	$8.08	$(0.52)	$7.56	$0.69	$8.25

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Detail Of Certain Assets

	Successor (Unaudited) September 30, 2005	Predecessor (Restated) December 31, 2004
	(In thousands)
Inventories
Raw materials	$16,933	$22,876
Work-in-process	5,167	7,581
Finished goods	20,622	18,196

Total	$42,722	$48,653

Inventory at September 30, 2005 contains $661 of the fair value step-up recorded at the date the Company was purchased by GSI Holdings.

5.    Supplemental Cash Flow Information

The Company paid approximately $0.5 million, $6.0 million and $6.9 million in interest during the successor period of May 17 through September 30, 2005 and the predecessor periods of January 1 through May 16, 2005 and nine months ended October 1, 2004, respectively. The Company paid $1.9 million, $0.2 million and $0.0 million in income taxes during the successor period of May 17 through September 30, 2005 and the predecessor periods of January 1 through May 16, 2005 and nine months ended October 1, 2004, respectively.

6.    Debt

Revolving Credit Facility

On May 16, 2005, concurrently with the issuance of $110,000,000 of 12% Senior Notes due 2013 and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company refinanced its existing credit facility with a five-year asset-backed revolving credit facility provided by lenders led by Wachovia Capital Finance Corporation (Central) (“Wachovia”), as the agent. The maximum amount of revolving credit available under the Company’s refinanced credit facility (the “Credit Facility”) is $60.0 million and the Company has the option to increase the facility in increments of $5.0 million up to a maximum of $75.0 million (subject to compliance with the covenants in the indenture). Up to $15 million of the facility is available for issuances of letters of credit.

The Credit Facility provides floating rate revolving loans bearing interest at a rate equal to 0.0% to 0.5% over Wachovia’s prime rate or 1.50% to 2.00% over LIBOR, in each case based on the excess availability under the borrowing base from time to time.

The Company’s obligations under its Credit Facility are secured by a first priority lien on, and pledge of, substantially all of its and any subsidiary guarantors’ current and future assets. In addition, GSI Holdings pledged all of its shares of the Company’s common stock, as well as any rights that it may have under the stock purchase agreement with the Company’s selling stockholders, as additional collateral security.

The Credit Facility contains certain covenants that are substantially similar to, but generally no more restrictive than, the covenants under the Company’s existing credit facility. The Company’s ability to make borrowings under the Credit Facility is subject to customary representations, warranties and covenants. The Credit Facility also contains various customary events of default.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senior Notes due 2013

On May 16, 2005, concurrently with the refinancing of its existing revolving credit facility with Wachovia Capital Finance Corporation and the closing of the acquisition of The GSI Group, Inc. (the “Company”) by GSI Holdings Corp. (“GSI Holdings”), an affiliate of Charlesbank Equity Fund V, Limited Partnership, the Company issued and sold $110,000,000 aggregate principal amount of Senior Notes due 2013 (the “Notes”). Payment on the Notes is guaranteed on an unsecured basis by GSI Holdings and by all of the Company’s domestic material subsidiaries. None of the Company’s domestic subsidiaries are currently material subsidiaries. The Notes were issued under an Indenture among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Indenture”).

The Notes have a fixed annual interest rate of 12%, which will be paid semiannually in arrears on May 15 and November 15, commencing on November 15, 2005.

Prior to May 15, 2008, the Company may redeem up to 35% of the Notes at a redemption price of 112.000% of the principal amount, plus accrued and unpaid interest from the proceeds of certain equity offerings; provided that: (i) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption and (ii) the redemption occurs within 90 days of the date of the closing of such equity offering. Except pursuant to the preceding sentence, the Notes will not be redeemable at the Company’s option prior to May 15, 2009.

On or after May 15, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) listed below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date: 2009 at a redemption price of 106.000%; 2010 at a redemption price of 103.000%; and 2011 and thereafter at a redemption price of 100.000%.

Upon a change of control, as defined in the Indenture, the Company is required to offer to purchase all of the Notes then outstanding for cash at 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Also on May 16, 2005, the Company issued a call for redemption for all $100 million principal amount of its existing 10 1/4% senior subordinated notes due 2007 at a price of 101.729% plus accrued interest from May 1, 2005 to the date of redemption. These notes were redeemed on June 15, 2005.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Income Taxes

Upon conversion from a subchapter “S” corporation to a subchapter “C” corporation, the Company recorded a net deferred tax asset of $4,560 on May 17, 2005. The following table represents the successor and predecessor income taxes for the first nine months of 2005 and the first nine months of 2004.

	Successor		Predecessor
	May 17, 2005 – September 30, 2005		January 1, – May 16, 2005		Nine months ended October 1, 2004
	Income/(Loss) Before Income Taxes	Income Tax Expense/ (Benefit)	Income/(Loss) Before Income Taxes	Income Tax Expense/ (Benefit)	Income/(Loss) Before Income Taxes	Income Tax Expense/ (Benefit)
U.S.	$4,952	$(1,422)	$(564)	$495	$4,638	$(188)
Brazil	1,541	393	1,051	336	2,048	514
Malaysia	503	2	(317)	(10)	691	74
Mexico	389	(3)	432	256	368	15
China	(8)	—	242	—	(62)	—
Poland	(30)	—	(2)	—	(535)	—
South Africa	206	(37)	209	38	824	—

Total	$7,553	$(1,067)	$1,051	$1,115	$7,972	$415

Current income taxes		$2,699		$1,184		$801
Deferred income taxes		(3,766)		(69)		(386)

Total		$(1,067)		$1,115		$415

	Successor		Predecessor
	May 17, 2005 – September 30, 2005		January 1, – May 16, 2005		Nine months ended September 30, 2004
Income taxes at U.S. statutory rate		$2,644		$368		$2,790
Effect of conversion to a “C” corporation		(4,560)		—		—
State income taxes		551		77		582
Foreign rate differential and other		298		670		(2,957)

Total		$(1,067)		$1,115		$415

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the successor and predecessor income taxes for the third quarter of 2005 and the third quarter of 2004.

	Successor		Predecessor
	July 2, – September 30, 2005		Three months ended October 1, 2004
	Income/(Loss) Before Income Taxes	Income Tax Expense/ (Benefit)	Income/(Loss) Before Income Taxes	Income Tax Expense/ (Benefit)
U.S.	$7,763	$3,827	$6,014	$(13)
Brazil	1,048	250	431	91
Malaysia	371	1	85	17
Mexico	171	(3)	197	—
China	(27)	—	(20)	—
Poland	(18)	—	(106)	—
South Africa	139	—	314	—

Total	$9,447	$4,075	$6,915	$95

Current income taxes		$2,199		$224
Deferred income taxes		1,876		(129)

Total		$4,075		$95

	Successor		Predecessor
	July 2, – September 30, 2005		Three months ended October 1, 2004
Income taxes at U.S. statutory rate		$3,306		$2,420
State income taxes		690		505
Foreign rate differential and other		79		(2,830)

Total		$4,075		$95

8.    Commitments and Contingencies

Sales of agricultural equipment are seasonal, with farmers traditionally purchasing grain storage bins and grain drying and handling equipment in the summer and fall in conjunction with the harvesting season, and swine and poultry producers purchasing equipment during prime construction periods in the spring, summer and fall. The Company’s sales and net income have historically been lower during the first and fourth fiscal quarters as compared to the second and third quarters.

THE GSI GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Business Segment

The Company has no separately reportable segments in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 131, “Disclosure About Segments of an Enterprise and Related Information.” Under the enterprise wide disclosure requirements of SFAS 131, the Company reports sales by each product line. Amounts for the first nine months of 2005 and 2004, based on the aggregation of historical and successor accounting, are as shown in the table below (in thousands).

	(Unaudited)	(Unaudited)	(Unaudited)
	Successor	Predecessor
	May 17 - September 30, 2005	January 1, - May 16, 2005	Ended October 1, 2004
Grain product line	$93,125	$67,234	$146,737
Swine product line	29,590	20,789	34,207
Poultry product line	33,186	26,612	47,401
Discontinued operations	—	—	(586)

Sales	$155,901	$114,635	$227,759

For the first nine months of 2005 and 2004, sales in Brazil were $27.4 million and $20.2 million, respectively. Long-lived assets in Brazil were $6.0 million at September 30, 2005.

OFFER TO EXCHANGE

$110,000,000 12% SENIOR NOTES DUE 2013 THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 FOR ANY AND ALL OUTSTANDING UNREGISTERED 12% SENIOR NOTES DUE 2013

PROSPECTUS

February 3, 2006

UNTIL MARCH 6, 2006, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.